13


07024929

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fiberweb PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUL 09 2007
THOMSON FINANCIAL

FILE NO. 82- 35043 FISCAL YEAR 12-31-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 7/2/07


Fiberweb








FIBERWEB PLC
ANNUAL REPORT AND FINANCIAL STATEMENTS 2006



Tailored nonwoven fabric solutions

FIBERWEB IS A LEADING INTERNATIONAL NONWOVEN MATERIALS COMPANY WITH TWO PRIMARY BUSINESS AREAS: INDUSTRIAL AND HYGIENE. FIBERWEB DEMERGED FROM BBA GROUP PLC AND WAS LISTED ON THE LONDON STOCK EXCHANGE ON 17 NOVEMBER 2006.

FIBERWEB HAS SUFFERED SEVERAL YEARS OF DECLINING FINANCIAL PERFORMANCE IN INCREASINGLY COMPETITIVE MARKETS.

IN RESPONSE, NEW MANAGEMENT INITIATED A MAJOR TURNAROUND PROGRAMME IN 2006.








This Annual Report includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause the actual results, performance or achievements of Fiberweb and the Group to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. Except as required by the Listing Rules, the Disclosure and Transparency Rules and applicable law, Fiberweb undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date of this document.

CONTENTS

Financial Performance

£ millions (unless stated otherwise)	**2006**	2005
Results from underlying operations:		
Revenue	**584.7**	603.3
Underlying Operating Profit (1) (2)	**27.5**	47.9
Underlying profit before Tax (2)	**12.8**	33.3
Adjusted Earnings per Share (3)	**5.4p**	19.3p
Results after restructuring and other non-recurring items:		
Operating (Loss)/Profit from Continuing Operations Statutory	**(69.6)**	34.8
Basic (Loss)/Earnings per share	**(56.5)p**	12.5p
Proposed Final Dividend	**3.95p**	–
Net Debt	**165.3**	242.3

(1) Operating profit includes a one-off benefit of £2.7 million for costs not recharged by BBA Group plc.

(2) Underlying profit measures are before restructuring charges and non-recurring items, as set out in the Consolidated Income Statement attached.

(3) Adjusted to exclude restructuring charges and non-recurring items as described in Note 9.

Operational Highlights

- Turnaround plan on track
- Results reflect significant restructuring achieved in 2006 with a charge of £97.1 million, including impairments (cash £8.2 million)
- Industrial revenues grew by 5%. Successfully commissioned new capacity in USA, Brazil and Germany
- Successful integration of Blowitex, a German roofing business acquired in March 2006
- Hygiene capacity reduced through closure of uncompetitive lines, particularly in USA
- Major hygiene investments in Mexico, Sweden and Italy on track for 2007 benefits
- Strengthened relationship with largest customer, Procter & Gamble, with new multi-year global agreements for the supply of hygiene spunbond and airlaid products


REVENUE
2006
2005
35%
65%
32%
68%
INDUSTRIAL
HYGIENE
INDUSTRIAL
HYGIENE


UNDERLYING OPERATING PROFIT
2006
2005
50%
50%
42%
58%
INDUSTRIAL
HYGIENE
INDUSTRIAL
HYGIENE

Fiberweb is one of the world's largest and leading suppliers of high-performance, speciality nonwoven fabrics. Nonwoven materials developed, manufactured and marketed by Fiberweb are used in a wide variety of everyday products such as filters, wipes, baby diapers, fabric softener, construction products and protective clothing to name only a few. With vast experience in its field and a strong international presence, Fiberweb has long been regarded as a technological innovator with a strong portfolio of intellectual property, a preferred partner for customers focused on high-quality and reliable supply and as a consistent investor in a global network of competitive manufacturing assets.

Our Operations at a Glance

Industrial

Fiberweb manufactures a diverse range of nonwoven products for the highly fragmented industrial market. We are one of the leading suppliers globally for pool & spa filtration under the well known Reemay™ brand. In the construction industry, our strong and established Typar™/Tekton™ products are used in housewrap, roofing and geotextile applications amongst others. Fiberweb continues to provide superior quality products for the more technically demanding and niche areas in fabric softener sheets and graphic arts. Fiberweb's sustained developmental efforts have paved the way for the launch of several new products in print media and other segments.



Housewrap For residential and commercial applications nothing is proven to perform better than Fiberweb's well known Typar™ Weather Protection Systems



Geosynthetics Specialist manufacturer of geotextiles under leading brands such as Terram™ and Bidim™ used in a variety of applications including drainage, filtration, separation and other industrial uses



Filtration Fiberweb manufactures advanced filtration media under the established Reemay™ brand for a variety of applications in filtration, separation and absorption



Industrial wipes Fiberweb makes a multitude of top quality, high-performance products for graphic arts and general wipes application



Roofing Typar™ roofwrap30 and Tekton™ are light weight, water resistant, polymeric roof underlayments that provide superior protection. Blowitex specialises in laminates and composites for niche applications



Landscape Long term guaranteed Biobarrier™ products are made of durable geotextile fabric with permanently attached nodules containing trifluralin that prevent root tip cell division



Fabric softener sheets North American consumers tend to use impregnated fabric softener sheets in a tumble drier. Fiberweb is a leading supplier for this technically demanding application



Industrial specialities Fiberweb produces a diverse range of other products in packaging, shoes and home furnishing applications. We also manufacture Keeta™ – high-visibility clothing



Leading market positions and technologies

Fiberweb's scale, global reach, range of technology and strong market positions in a broad range of specialised areas sets it apart from many of its competitors. Fiberweb continually improves and expands the attributes of its products to increase their performance for its customers and ultimately the end user.



Hygiene

Fiberweb is a global leader in tailored nonwoven fabric solutions for baby and adult care, feminine hygiene, consumer wipes, medical and protective apparel segments.

We offer a wide range of nonwoven technologies tailored to meet the specific needs of each and every customer. Today, we are helping our customers develop products which are lighter, better fitting, more comfortable, more aesthetic and have superior absorbent properties.

Each family of products offers a unique set of properties from softness, strength, extensibility, absorbency, or repellency which provides function, feel and fit in every hygiene-nonwoven that we produce. Our fabrics can be engineered to deliver added benefits such as texture, colour, barrier protection, breathability and stability to sterilisation.

Fiberweb leads the advancement of hygiene nonwovens technologies using our global network and innovative research and development capabilities to provide our customers with state-of-the-art fabrics that ultimately fulfill the needs of the end user.



Baby diapers Fiberweb produces top sheet, back sheet, barrier leg cuff and core cover



Medical products Fiberweb offers nonwoven fabrics for conversion into medical products. Our line of fabrics provides comfort, strength and is engineered to deliver added benefits such as protection and stability to sterilisation



Feminine hygiene Differentiated technology to make acquisition distribution layer for feminine hygiene products



Protective apparel Protective apparel fabrics created to deliver comfort in use with high barrier performance and breathability



Adult incontinence New generation products like Softspan™, with its exceptional softness and elongation properties, make it extremely suitable for adult incontinence applications



Wipes With a wide range of available technologies, Fiberweb offers solutions in consumer, homecare, baby and industrial wipes

Long-term customer relationships

Fiberweb's emphasis on innovation, quality and service has helped develop a strong long-standing relationship with customers who, themselves are leaders in their field.

Research and Development

Fiberweb's global Research and Development centre is located in Germany with another large research facility in the US. Highly experienced scientists and technicians benefit from a number of pilot lines and sophisticated analytical laboratories. Research and Development ("R&D") focuses on upstream product and process development and Technical Services ("TS"), focuses on incremental product and process improvement.



Our Global Reach

Nonwoven markets tend to be regionally orientated because the bulk export of nonwoven materials over long distances is generally not economically viable. Fiberweb has a presence in all of the major global regions currently concentrated primarily in North America and Europe. The directors believe that Fiberweb's global presence gives it a competitive advantage as major customers expand into higher-growth emerging markets.





In the European hygiene market, we have a leading position as a result of continuous investment across our manufacturing sites.

A new state-of-the-art spunbond line in Sweden is due to be completed in early 2007.

Blowitex in Germany was acquired in May 2006.

A spunbond line relocated to Berlin has been fully commissioned and is now creating growth in European roofing markets.

A new airlaid line at Korma, Italy is due to be completed in Q1 2007.

A new airlaid line at our Tianjin facility is expected to be commissioned in 2008.

A spunbond line relocated to Mexico has now been fully commissioned and orders are being secured broadly in line with plan.

A sixth production line was comissioned at Sao Paulo for shoe and roofing applications.

KEY
- Global HQ
- Manufacturing facility
- Joint ventures
- Manufacturing facility and R&D centre
- Regional HQ

24 sites, 12 countries







Chairman's Statement

WELCOME TO THE FIRST ANNUAL REPORT OF FIBERWEB PLC FOLLOWING THE DEMERGER OF THE COMPANY FROM BBA GROUP ON 17 NOVEMBER 2006.

This year has been one of profound change for Fiberweb on many fronts. Fiberweb, as part of BBA Group plc, started the year as the subject of a public sale process. No transaction was completed and as a result BBA announced its intention to separate Fiberweb through a demerger, resulting in Fiberweb plc being floated on the London Stock Exchange. The combination of a lengthy sale process and a very intensive demerger process created huge challenges for the Fiberweb team, compounded by the necessity to recruit a new Board and Head Office team capable of meeting the demands of good corporate governance and of managing the business.

I am pleased to report that we overcame these challenges and that the flotation occurred smoothly. We have found a supportive shareholder base and the senior management of Fiberweb can now focus exclusively on creating shareholder value through improving our business.

Financial Results

The financial results for 2006 overall are less than satisfactory, but in line with expectations at the time of preparing for the demerger. Sales reduced by £18.6 million (3%) to £584.7 million and underlying operating profit reduced by £20.4 million (43%) to £27.5 million. Net cashflow from operating activities was positive at £44.0 million, before significant cash investment of £47.8 million in the year and the post-demerger sale of our 50% share of a Thai joint venture (CNC) for £5.4 million. It is crucial to recognise that these results reflect the continuation of many years of steady margin decline, lack of investment in some of the core businesses of Fiberweb and an attempt to enter the challenging hygiene wipes market.

Turnaround

The new Fiberweb Board is determined to create shareholder value by exploiting and developing Fiberweb's strengths in nonwoven fabrics and by aggressively addressing its weaknesses. This will be accomplished through implementing a clear strategy to turnaround the disappointing financial performance of recent years by:

- Identifying our stronger businesses and investing in them for growth; and
- Identifying our weaker businesses and either closing, divesting them or defining a rapid programme for profit improvement.

I am also pleased to report that we have put in place actions to stem the rapid decline in the business and have made substantial progress with implementing a turnaround programme in 2006, despite a difficult external environment and the heavy demands of the demerger process.

"The new Fiberweb Board is determined to create shareholder value by exploiting and developing Fiberweb's strengths in nonwoven fabrics and by aggressively addressing its weaknesses."

MALCOLM COSTER, CHAIRMAN



Foundations were laid for improvements in performance, through a major shift of strategy, significant restructuring, cost reductions and the implementation of important investment projects.



In particular, important foundations were laid for improvements in performance, through a major shift of strategy, significant restructuring, cost reductions and the implementation of important investment projects. We started to see some of the benefits in the second half with a modest ½% increase in operating margins, despite raw material prices that were on average 2% higher than in the first half, after adjusting for the one-off Old Hickory power outage and for independent listed company costs.

Further details of our turnaround programme are set out in this Report.

Dividends

Subject to approval by shareholders at the first Annual General Meeting to be held on 2 May 2007, the directors recommend a final dividend of 3.95 pence per share. If approved, the dividend will be payable on 29 May 2007 to shareholders on the register at 27 April 2007.

The Board and Management

I joined Fiberweb as Chairman-designate in June 2006 in preparation for the demerger and became non executive Chairman with effect from the demerger.

Since Daniel Dayan was appointed Chief Executive on 1 June 2005, he has led Fiberweb through the separation from BBA, significant restructuring, and the creation of a new Head Office in the UK capable of performing the tasks required of a listed company. Following my appointment, Daniel and I recruited a new board of directors, including the appointment of Simon Bowles as Chief Financial Officer in July 2006 and three non executive directors – Peter Hickman, Brian Taylorson and Richard Stillwell. Each director brings complementary skills and experience to the Board. Your new Board is rapidly familiarising itself with the business, meeting with operational management and intends to embark on a number of site visits in 2007.

We also have in place a strong new executive team with an appetite for change and success, who between them have extensive experience in the nonwovens sector and international manufacturing.

I had the opportunity of meeting the Senior Management Team (made up of the 100 top executives) at the first Fiberweb Senior Management Conference in September 2006. I was impressed by the enthusiasm and dedication of everyone that I met.

Prospects

Fiberweb faces many challenges in a fast-moving industry. Most importantly, Fiberweb needs to start producing financial results that justify the further investments required to develop the business and reverse the declining trend that has been apparent for many years. Two-thirds of our business is in hygiene products and the remaining one-third is in a wide range of industrial applications.

The Company has focused on developing its hygiene business and growth in industrial has not been as robust. Your Board believes that Fiberweb's best prospects lie in exploiting its strong, technical, brand and market positions in important segments of the large and expanding market for industrial nonwoven fabrics particularly in filtration and speciality construction segments. Other attractive market segments that offer good profit potential but enjoy lower growth or geographically limited markets, such as fabric softener sheets in North America, will be developed within the market constraints.

There are also attractive segments within the hygiene market, where scale, manufacturing excellence and innovation can produce competitive advantage, in particular in spunbond fabrics for baby diaper and feminine care applications. We will continue to explore growth in this area and the actions taken in late 2005 and 2006 have begun to enhance our competitive position in this area.

BBA was a supportive shareholder throughout the separation process and we wish our erstwhile colleagues in BBA Aviation plc the best of luck in developing their business. However, the demerger has given Fiberweb the opportunity to take greater control of its destiny and I would like to thank all of our customers, suppliers, shareholders and especially our employees who have helped to make this possible.

I am proud to be part of the team defining and creating a successful new future for Fiberweb, focused entirely on the nonwovens business. We believe that the successful implementation of the turnaround and the strategy that I have outlined above is the right one for the business and we have taken decisive initial action. The progress seen in margin improvement in the second half of 2006 is a crucial first step. The challenges ahead will be tough but this is an exciting opportunity to build a first-class business.

Malcolm Coster
Chairman

26 February 2007



Significant Actions in 2006

Americas

2006 was marked by restructuring of the Americas hygiene business. Significant actions aimed at a turnaround included:

- Closure of two manufacturing lines in Washougal, Washington
- Closure of two manufacturing lines in Simpsonville, South Carolina
- Closure of the Canadian site and relocation of the lines to Mexico and Brazil
- Upgrade of spunlace line at Bethune, South Carolina to improve fibre flexibility
- Installation of polyester recycling unit at Old Hickory, Tennessee
- Installation of a new line in Brazil to boost a strong industrial business.

Europe

Apart from minor restructuring, the European business was more focused on growth through acquisitions and additional investments including:

- Acquisition of Blowitex, which provides further penetration into the European roofing business leading positions
- Installation of a relocated line in Berlin to further expand our successful European roofing membrane business
- Installation of a new airlaid line at Korma, Italy, scheduled to be completed by first quarter of 2007
- Installation of a new state of the art hygiene line in Sweden by first quarter of 2007
- Restructuring of the UK geotextile business through the closure of one manufacturing line at Tarram.

Asia

Premier airlaid facility at Tianjin, China that manufactures feminine hygiene products performed well and further investments are planned to grow the business:

- Non-core joint venture in Thailand sold as part of the Asian strategy
- Installation of the China airlaid embosser unit to be completed by first quarter of 2007
- A new airlaid line in China is under construction and expected to be commissioned in early 2008.









Chief Executive's Statement

I AM DELIGHTED TO REPORT FOR THE FIRST TIME AS CHIEF EXECUTIVE OF AN INDEPENDENTLY LISTED FIBERWEB PLC AS WE EMBARK ON OUR TURNAROUND PROGRAMME.

Financial Performance

2006 full year operating profits from continuing operations before restructuring costs and non-recurring items at £27.5 million represents another major decline. However, the robust restructuring actions initiated during the year have started to show an impact. Operating margins improved in the second half compared to the first half by approximately ½% after adjusting for the impact of a power outage at our Old Hickory Site in Tennessee in August and the impact of the additional head office costs required to support the demerged entity.

Our industrial area accounted for £203.2 million in sales in 2006, representing an increase of 5.0% compared to 2005 (2005: £193.5 million). Margins at 7.2% represented a decline of 3.8 percentage points over 2005 as very high raw material and utility prices coupled with difficult markets in European geotextiles and US construction and pricing pressure in fabric softener sheet impacted the business. In hygiene, sales of £381.5 million declined by £28.3 million (7%). Margins were 3.8%, a 3.2 percentage points reduction on 2005, also affected by high input costs and competitive pressures.

Turnaround

We have taken a number of steps to turnaround the performance of the business. These included the closure of four uncompetitive spunbond lines in the USA, the decommissioning and relocation of two lines at the Toronto site and a restructuring at our UK geotextile business. We also grew organically, offsetting some of the effect of the hygiene closures. Our hygiene spunbond capacity in Mexico doubled with the relocation of one of our Toronto lines. There was major expansion of industrial sites in Sao Paulo, Brazil and Berlin, Germany and the installation of a long-awaited polyester recycling plant at our largest production site at Old Hickory, Tennessee in the USA. The world's largest hygiene spunbond line for Fiberweb's Swedish site was also authorised. Total investment of around £51.4 million during 2006 is creating the capability for growth and increased competitiveness. We started to see some of the benefits in the second half, despite raw material prices which were on average 2% higher.

We recognise that further tough actions are required.



"Previously, focus had been on investing in higher-growth hygiene areas, specifically consumer and baby wipes and limiting investment in the core spunbond business. Going forward, focus will be on growing the industrial business globally, improving the competitiveness of attractive hygiene businesses and restructuring or exiting unattractive hygiene businesses."

DANIEL DAYAN, CHIEF EXECUTIVE





Chief Executive's Statement continued

"2007 WILL BE A CHALLENGING YEAR BUT WE BELIEVE THAT OUR NEW STRATEGY AND TURNAROUND PROGRAMME WILL DELIVER IMPROVED RESULTS FOR FIBERWEB."

2006 Overview

2006 was a very challenging and eventful year for Fiberweb. Analysis carried out in 2006 indicates that our strongest businesses include most of our industrial specialities area and certain parts of our hygiene businesses. Our weaker businesses include hygiene wipes in Europe and North America, our cotton bleaching business in the USA and our uncompetitive spunbond lines.

In North America industrial, the first half of 2006 saw continued growth in housewrap for residential construction but the downturn in the US residential housing market in the second half of 2006 had an adverse impact on performance. Notwithstanding this, our leading Typar™ brand continued to gain market share and we accelerated our drive to increase our presence in attractive regional markets such as the south-east and south-west of the USA where Typar™ has traditionally had only a very small position.

Sales of filtration media under the Reemay™ brand for pool and spa applications were strong, following significant improvements in customer service at the Old Hickory facility. In other filtration applications, good sales progress was made. The conversion of a redundant hygiene pilot line in Simpsonville, South Carolina to produce speciality melt-blown filtration media will enable us to serve our customers with a broader range of single-layer and composite products.

Other important areas of the Americas industrial business performed well, with sales of fabric softener sheet remaining strong and the recovery in sales of graphic arts products continuing with improved sales focus.

In Europe, sales grew in the roofing area both organically and through the acquisition of Blowitexin Germany in April. The acquisition has extended our product range, brand portfolio and distribution relationships. Other industrial fabric sales in Europe, primarily for medical and agricultural applications, were stable.

In Brazil, Bidim™ continued to develop its premier position, but the strength of the Brazilian real against the US dollar reduced shoe production volumes, making competitive products from China more attractive. In addition, our roofing business suffered as a result of increased imports from Europe, long-standing technical weaknesses with our product and the relative exchange rates. The technical issues are being dealt with urgently, utilising global technical resources from within Fiberweb. At the end of 2006, the roofing business looks well set up for the year to come.

2006 marked a watershed for our hygiene business. Long-standing competitive disadvantages in North America were dealt with robustly through closures and a major reinvestment programme was initiated in Europe. Reinvestment plans for North America are under consideration. As mentioned above, the hygiene business comprises both stronger and weaker portions. The stronger part comprises airlaid for feminine care applications in panty liners, spunbond for baby diapers and other similar products and some speciality areas such as resin-bonded nonwovens for certain baby diaper components. Weaker hygiene includes wipes, certain spunbond assets that are not competitive in today's demanding markets, a carded product business in the USA and the cotton bleaching business.

Margins remained relatively attractive in the strong segments, especially in airlaid where Fiberweb's premier position in the Asian region, stable contracts and cost savings protected pricing.

In the weaker segments, the cost increases and the pricing impact of new competitor capacity entering the market drove several spunbond lines into loss. These lines for the most part have now been closed. In wipes, growing over-capacity and continued



In Europe, sales grew in the roofing area both organically and through the acquisition of Blowitexin Germany in April. The acquisition has extended our product range, brand portfolio and distribution relationships.

commoditisation in the market have led to extreme pressure on pricing and this business is operating at around break-even. Various options to improve the cost base of the business, to innovate products that can earn an acceptable and sustainable return or to find ways of reducing over-capacity in the industry are being explored urgently.

Our target is to achieve double-digit margins in the medium-term. We believe that the investments that will be coming on-stream in 2007 will move us further in this direction.

Our Business Review on pages 12 to 29 sets out in more detail how we have performed in 2006.

Looking Ahead

Fiberweb's strategy has been under continuous review during the second half of 2005 and most of 2006, as a response to poor financial results and the separation process from BBA. Previously, focus had been on investing in higher-growth hygiene areas, specifically consumer and baby wipes, limiting investment in the hygiene and industrial spunbond businesses. Going forward, focus will be on growing the industrial business globally, improving the competitiveness of attractive hygiene businesses and restructuring or exiting unattractive hygiene businesses. In industrial, we believe that there is a good opportunity to differentiate our offering to our customers through superior technology, innovation, branding and customer service. In hygiene, we intend to improve our cost position, especially in the area of spunbond products, primarily for baby diaper applications. We also intend to build on our strong market position in airlaid in the Asian market.

Our People

Every employee at Fiberweb is valued and has a key role to play. We are working hard on introducing meaningful assessment, development and incentive programmes tailored to the needs of our people and businesses and recognise that we have many areas to improve. However, I have been very impressed by the professionalism and commitment of so many Fiberweb people and by their enthusiasm to play their part in our recovery. We are a very international business and enjoy and benefit from a wide variety of cultures, backgrounds, skills and experiences.

Appreciation

I would like to express thanks to all of Fiberweb's customers and suppliers for their support as we begin our independent existence. I would especially like to thank all Fiberweb employees for their commitment, loyalty and unstinting efforts to serve customers better as we have gone through a lengthy period of immense uncertainty for all and significant redundancies on various sites.

I would also like to thank Michael Harper and Andrew Wood, respectively Executive Chairman and Finance Director of BBA Aviation plc, who were highly supportive during the demerger process, despite the performance issues we were facing. In particular, they were instrumental in securing the authorisation of the crucial and substantial restructuring and investment projects Fiberweb initiated during 2006.

2007 will be a challenging year but we believe that our new strategy and turnaround programme will deliver improved results for Fiberweb.

Daniel Dayan
Chief Executive

26 February 2007





Business Review

Review of Results

Revenue from continuing operations fell by 3% to £584.7 million (2005: £603.3 million). This was mainly due to the restructuring of our American hygiene business in which we closed uncompetitive lines to address changed market conditions. Underlying operating profit fell to £27.5 million (operating margin of 4.7%) (2005: £47.9 million – 7.9%) due primarily to price pressure, increased raw material and utility costs, the power outage at the important Old Hickory, Tennessee plant and the costs of operating as a standalone listed company. After allowing for the power outage and PLC costs, operating margins improved by ½% in the second half of the year.

After interest costs of £14.7 million (2005: £14.6 million), Fiberweb produced underlying profit before tax for continuing operations of £12.8 million (2005: £33.3 million). Adjusted earnings per share were 5.4 pence, adjusted to exclude restructuring costs and non-recurring items (2005: 19.3 pence). Exchange rates had little impact on the profit comparison with the previous period with the average US dollar rate at $1.83 to the pound (2005: $1.82) and the euro unchanged at €1.46.

Restructuring actions incurred costs of £97.1 million, including asset impairments of £69.2 million and goodwill write-offs of £14.6 million, resulting in operating losses from continuing operations of £69.6 million (2005: profit £34.8 million).

Capital expenditure of £53.7 million marked a substantial increase over recent years. Major new lines in Germany, Brazil and Mexico have been successfully brought on-stream while new lines in Sweden and Italy are being commissioned at present.

We invested £2.8 million (€4.5 million) in acquiring Blowitex during the year to expand our European industrial business.

Vision and Strategy

Fiberweb is the fourth largest nonwovens fabric producer in the world and the largest third-party producer of hygiene products, enjoying a global presence, with facilities in most major regions. Nonwoven materials developed, manufactured and marketed by Fiberweb are used in a wide variety of products such as filters, wipes, baby diapers, fabric softener, construction products and protective clothing. With vast experience in its field, Fiberweb is regarded as a technological innovator with a strong portfolio of intellectual property, a preferred partner for customers focused on high-quality and reliable supply and as a consistent investor in a global network of competitive manufacturing assets.

Fiberweb's strategic intent is to create and sustain value for shareholders by exploiting and developing its strengths in nonwoven fabrics and by aggressively addressing its weaknesses. The Group's overall objective is to strengthen and broaden its leading positions in selected industrial speciality markets and to maintain our leadership of attractive segments in the hygiene sector.

Our vision is to become the leading global source of speciality nonwoven fabric solutions, partnering with customers, suppliers and other associates to create and implement products and solutions that offer outstanding value.

We intend to achieve our goal by continuing to drive forward the strategy being implemented to turnaround the disappointing financial performance of recent years.

Our strategies to turnaround the business are:

- Closing or divesting weak businesses that cannot earn sustainable returns or defining a rapid programme for profit improvements;
- Investing in strong businesses with the potential for sustainable differentiation and good growth prospects; and
- Focusing resources on fewer areas to ensure that development of the retained business can be accelerated.

We seek to drive profitable growth and enhance our competitive position by:

- Focusing on new product and process innovation that will drive value for customers;
- Enhancing our reputation for outstanding global service for customers;
- Improving cost competitiveness and operational efficiency on a global scale;
- Investing in new production technology that is cost leading and performance orientated; and
- Working with our suppliers to manage cost and risk in the supply base.

Historically, Fiberweb focused primarily on developing its hygiene business and has not grown its industrial business significantly. Our belief is that Fiberweb's best prospects lie in exploiting its strong technical, brand and market share positions in important segments of the large and growing market for industrial nonwoven fabrics, particularly in filtration and speciality construction segments that reward technical differentiation, close customer contact, branding and innovation. There are further industrial segments that


INVESTING IN NEW PRODUCTION
TECHNOLOGY THAT IS COST LEADING AND
PERFORMANCE ORIENTATED





Business Review continued

offer good profit potential but enjoy lower growth or geographically-limited markets, such as fabric softener sheets in North America, that are also attractive and will be developed within the market constraints.

In addition, there are attractive segments for Fiberweb within the hygiene market, where scale, manufacturing excellence and innovation can produce competitive advantage. In particular, Fiberweb's traditional strength in hygiene spunbond fabrics for baby diaper and feminine care applications indicates a key market area where reasonable returns are available to the best competitors. Fiberweb has been a cost and innovation leader in this area, but over the last few years has lost momentum. The corrective steps taken in the second half of 2005 and in 2006 have begun to rebuild Fiberweb's competitive position in this important area.

Airlaid is a much newer business area for Fiberweb and the one area in which we enjoy a premier position in Asia with the largest production line in the region at our site in Tianjin, China. We are expanding this position through investment in a second line in Tianjin to improve our economies of scale. Simultaneously, we are completing our first line in Italy, replicating the successful Chinese business model.

Our Markets and External Environment

The nonwovens market is diverse with a wide range of end applications. Regional penetration, competition and potential growth can vary widely dependent on different product areas. The nonwovens industry has grown steadily over the last three decades as these materials are increasingly used as a substitute for textiles or completely new applications developed. Technological advancements allow nonwovens to be used in new applications by improvements in properties such as comfort, strength, flexibility, durability and permeability. Fiberweb operates in two main markets; hygiene and industrial in which key applications include components for baby diapers, sanitary towels, adult incontinence products, baby and cosmetic wipes, filter media, geotextiles, carpet backing, construction weatherisation products and many others.

Hygiene markets continued to demonstrate fairly stable volume growth in most areas, the response of customers to higher input costs was to demand lighter-weight fabrics that can only be manufactured effectively on the most modern technology. This led to a mismatch in our supply/demand balance which we addressed through the restructuring initiatives described in this Report.

In industrial markets, most areas developed as expected, but two areas were difficult. The rapid downturn in the US residential housing industry, which became apparent from the early summer, adversely affected sales of house wrap, roofing products and other construction-related products. In Europe, significant over-capacity in geotextiles led to significant price pressure in most of Terram's export markets. This led us to take the restructuring actions, reducing capacity by 40% and focusing on well-differentiated, innovative speciality products.

External Factors

The external environment continued to be extremely difficult during 2006, as it had been for the previous two to three years. Rapid and unprecedented increases in raw material and energy prices put pressure on margins. As the year started, the aftermath of the dual hurricanes to hit the USA during autumn 2005 – Katrina and Rita – contributed to record raw material prices. Subsequently, global oil prices rose strongly, adding further to Fiberweb's cost base in the areas of raw materials and energy, both of which are fundamental to the cost base of nonwoven fabric producers. The fall in oil prices in late 2006 was not reflected in a reduction in the cost of our oil-derived polymeric raw materials during the year.

Competitive environment

The competitive landscape of the nonwoven industry is constantly changing with technological innovations and the development of new markets and applications. Although Fiberweb is unique with its broad product portfolio and global presence, it faces competition at various levels depending on the application.

The hygiene business is characterised by a concentrated and sophisticated customer base. Big multinational customers maintain very high standards of product quality and performance and expect nothing less from their suppliers. Fiberweb believes in this philosophy and strives to innovate and manufacture world class nonwoven products and deliver world-class levels of value and service. The industrial market is not only fragmented but the level of technical expertise and competition varies depending on the application. Key to success in the industrial business is the ability to respond rapidly and effectively to customer needs for improving value and performance often at short notice.



KEY PERFORMANCE INDICATORS ("KPIs")

We measure the achievement of our objectives through the use of qualitative assessments and through the monitoring of quantitative indicators, termed as key performance indicators. The six KPIs listed below are some of the factors by reference to which the development, performance or position of the business can be measured effectively.

There is primarily a focus on financial KPIs to measure the progress in achieving a financial turnaround.

Each of the financial targets is discussed on the pages indicated in the table below. Further discussion of our non-financial KPI is set out in Corporate and Social Responsibility section of this review on pages 27 to 29.

	Definition/Description	Purpose	2006 Performance	2005 Performance
Financial KPIs				
Operating margins	Underlying operating profit from continuing businesses ÷ sales from continuing businesses	Measure progress in improving returns in an underperforming business	4.7% See page 24	7.9%
Earnings growth (adjusted EPS)	Increase in underlying earnings	Measure success in improving shareholder returns	(72%) See page 24	N/A
Return on invested capital %	Underlying operating profit from continuing operations ÷ total net assets prior to impairment, excluding cash and non interest-bearing liabilities	Measure success in improving returns on our assets	4.7% See page 24	7.3%
Revenue growth in industrial	Third party sales growth in industrial	Measure growth in strategically important business	5% See page 24	7.1%
Operating cash flow	Net cash flows from operating activities, before investing and financing activities	Generating cash available for reinvestment or distribution	£44.0 million See page 24	£74.0 million
Non-financial KPIs				
Recordable injury rates (RIR)	Number of recordable injuries ÷ number of hours worked x 200,000	Measure our success in ensuring a safe working environment	1.3 See page 28	1.2





Business Review continued

Operations

INDUSTRIAL

Description of Business

In North America, Fiberweb operates in a number of areas in construction, filtration, landscape, furniture and bedding, and specialities with manufacturing sites based in Simpsonville, Old Hickory, Bethune and in Brazil. In construction our major products, are in housewrap, landscape and geotextile markets. In Brazil, we produce Bidim™ branded fabric, which is used in roofing, shoe components and geotextiles in South America.

We are the market leader in pool and spa filtration under our strong brand Reemay™. We also operate in the air filtration market focusing on cabin air and clean room air filtration. In the fabric softener sheet market we have market-leading technology and we also manufacture high-performance products for use in the graphic arts industry, such as nil-scratch wipes and dampener covers.

We continue to invest resources to maintain and grow our position in this business. In the construction industry, Fiberweb's Typar™ is a strong and well-established brand for housewrap in North America with market leading performance. However, there is a growing number of competitors.

Reemay™ is recognised by many as an industry standard in filtration markets, especially for pool and spa filtration and Fiberweb continues to work and improve the performance of these products to stay ahead of competition. Reemay™ is also used to make fabric softener sheets for the North American consumer market, an attractive niche area of application.

Our industrial specialities business in Europe is less developed than in North America. It falls into three main segments: construction, filtration and agriculture. During the year, we acquired Blowitex, a small German roofing business. The business will increase our presence in the European roofing market. In South Wales, UK, our Terram™ business produces branded geotextiles and geosynthetics which have a strong market position in the UK and in some parts of Europe.

In Asia, the Group mainly sells small volumes of specialist Reemay™ filtration fabrics and Typar™ for various construction applications, particularly in China. There are intentions to expand the industrial business in China.

Performance in 2006

Industrial sales grew by 5% to £203.2 million (2005: £193.5 million) with underlying operating profit of £14.7 million (2005: £21.2 million).

Profits fell due to the effect of the Old Hickory power outage, raw material cost increases and softness in landscape sales and construction margins as well as losses in the now restructured UK geotextiles business.

In North America, we believe that we continue to gain market share in housewrap despite a decline in demand for construction products as a whole due to the downturn in the US housing market in the second half of the year. Revenue fell in the landscape business as a result of increased competition in traditional channels. Alternative routes to the market are being explored. A review of manufacturing assets serving landscape markets led to the book value of a production line in the US being written down by £6.1 million. Due to capacity constraints, revenue in furniture and bedding was also down. Sales and margins improved in filtration compared to the prior year due to greater seasonal demand in the pool and spa market and an extended product range.

Sales performance in the specialties sector, that includes fabric softener sheet, was satisfactory despite price pressures which restricted margins.

Our focus on improving customer service has begun to deliver rewards, stabilising operational performance and starting the turnaround in revenue and profit. The introduction of a more accurate and automated product pricing system is making it easier for customers to place orders.

We have also successfully reduced the defect rate in our Reemay™ products, which peaked in 2005, again positioning Reemay™ at the top of the quality performance ladder and increasing the capacity to grow that brand further.

We are positioning ourselves for top line growth in the filtration market, with customers looking for increasing standards of air and water purity. In construction, we will focus on extending our product range into commercial construction as well as improving our product and service offerings in residential construction markets to gain share, in order to be well positioned when the market recovers. Investment in 2007 will focus on earnings improvements from increased capacity, improved yields, improved productivity and converting existing assets to access more attractive markets.

We have reorganised responsibility for product development within the business units, ensuring increased market and customer-focused development. Combined with a renewed innovation process on

A strong portfolio of products and brands

Fiberweb has launched a number of successful new products in the past including Typar™ housewrap, Agryl™ crop cover, resolution print media and digital printer wipes.







IN EUROPE, WE HOLD A MARKET-LEADING POSITION IN SPUNBOND AS A RESULT OF CONTINUOUS INVESTMENT ACROSS MANUFACTURING SITES IN SWEDEN, FRANCE, GERMANY AND ITALY.



Business Review continued

stage-gate and project management principles, innovation will be accelerated in 2007.

With growth in the filtration market expected but some uncertainty as to whether the construction market will rebound in the second half of 2007, we will focus on providing capacity for products and markets that are growing and attractive for Fiberweb.

At Bidim™, we have made some progress despite adverse exchange rates. A new state of the art carded line started up during the year, which will increase output by 40%.

In Europe, revenue in industrial increased significantly in 2006 due to the acquisition of Blowitex for €4.5 million and the additional sales gained at Line 4 in Berlin during the second half of the year. While Berlin had start up costs and initial operational difficulties, significant improvements in yields and quality have since been made.

We are pleased with the integration of the Blowitex business with Berlin and Linotec™ and with the growth of sales of Linopore™ our breathable film for roofing membrane applications. These businesses together provide a complete solution for flexible roofing membrane construction materials and this is helping to sell new capacity in Berlin.

Our UK geotextiles and geosynthetics business has experienced a difficult year, with the increase in energy costs, raw materials and unfavourable currency movements which, combined with new capacity commissioned by competitors, made the majority of export sales unprofitable. The business also suffered as a result of increased price competition from manufacturers based in countries with lower energy and labour costs and the introduction of additional manufacturing capacity in Eastern Europe. Restructuring actions at the end of 2006 reduced manufacturing capacity by 35%, along with a reduction in headcount and a leaner management structure introduced to focus on delivering improved financial performance at an eventual cash cost of £1.0 million and impairment charges of £7.8 million. Against this difficult background, gross yield was up from 84% in the first half of the year to 88% in the second half. Good progress has been made in developing new high margin products including an innovative fortification and barrier product with military and petrochemical applications and a novel product to accelerate rail track bed maintenance.

HYGIENE

Description of the Business

Fiberweb's hygiene business provides nonwoven fabrics to major consumer goods companies around the world for applications in diapers, feminine hygiene, cosmetic and baby wipes. These are produced using three principal methods: spunbond, airlaid and spunlace.

In North America, Fiberweb produces carded thermal bond material which is used principally for extensible applications such as ears and side panels in baby diapers and spunbond and spunmelt materials as components for diapers and feminine care products. Our manufacturing sites are located in the USA in Simpsonville, Bethune, Washougal, Green Bay and Griswoldville as well as in Mexico. Our Toronto, Canada site was closed during the year and the two lines relocated to Mexico and Berlin. In Europe, we hold a market leading position as a result of continuous investment across manufacturing sites in France, Germany, Italy and Spain. Our proprietary S-Tex™ spunbond technology is also used for certain hygiene as well as industrial applications. Fiberweb has three spunlace lines serving the wipes market based at Technofibra and Tenotex in Spain.

At our Chinese facility based in Tianjin, we produce advanced airlaid material for absorption and/or distribution of liquid for use in the manufacture of disposable feminine hygiene products.

Performance in 2006

Hygiene has suffered years of declining performance which was exacerbated during the year with the impact of the loss of a major piece of medical fabric business. In early 2006 it became apparent that a number of our hygiene lines had become uncompetitive due to changing technical requirements and increasing raw material







A global provider for the hygiene market

Fiberweb's hygiene business provides nonwoven fabrics to major consumer goods companies around the world for applications in diapers, feminine hygiene, cosmetic and baby wipes.







"In Europe the new Korma airlaid line is now being commissioned. Dedicated to feminine hygiene products, a significant proportion of its output is now contracted."

Business Review continued

prices. As a result, management initiated a major restructuring which included the closure of four operating lines in the USA in addition to the closure of the two Toronto lines, with a 23% reduction in headcount, resulting in a reduction in £16.0 million of sales. This process announced in 2005 was continued at the end of 2006 by a review of capacity in the European hygiene business which resulted in a further impairment charge of £5.0 million. As a result of management's actions overall sales reduced in hygiene to £381.5 million (2005: £409.8 million). Underlying operating profit of £14.5 million (2005: £28.9 million) was affected by increases in raw material and utility costs coupled with line closures in preparation for investment in more competitive capacity. Price concessions to major customers during the year have also had an impact on revenue, a continuing feature of this market.

The most complex part of the restructuring has been implemented. The Division is poised to improve operating effectiveness, invest strategically for growth and return to profitability. The outlook for 2007 is promising; the new Procter & Gamble global spunbond agreement will provide stable volumes in 2007 and beyond. At Simpsonville, a new agreement for carded products will provide stable volumes but at slim margins.

Spunbond

We have extended and developed our high-quality blue chip customer base by winning additional volumes that should provide a stable platform for the future in both North America and Europe.

In North America our Washougal site, that produces specialist fabrics predominantly for diaper use, we closed two older and less efficient lines resulting in a reduction of staff by about 50%. We have installed a new calendering system to launch new speciality hygiene products for a major customer and successfully transferred a key speciality product from Simpsonville to this site. The reorganisation at Simpsonville has resulted in two lines being closed, the organisational and management structure being streamlined and our excess land and buildings being put up for sale. The former Toronto line has been successfully installed in Mexico and is benefiting from increased output at this high-performing site.

In Europe, revenue fell as a result of a number of factors. Production ceased on Sweden Line 3 to allow the installation of a new technology 5.2 metre wide production line which will be completed in the first quarter of 2007, when increased capacity is expected to be in the region of 15%. The installation of the new R4 technology line in Sweden has established the appropriate cost base to compete in the volume hygiene market.

In Asia, Fiberweb disposed of its 50% interest in the Thai joint venture CNC in November 2006, streamlining its presence in the region. In the Asian hygiene market, capacity growth for spunbond polypropylene products outweighed market growth, resulting in product price erosion.

Airlaid

At our Chinese facility in Tianjin, a second airlaid line is currently under construction and is expected to be completed in the first quarter of 2008. This will result in additional capacity of around 10,000 tonnes.

In Europe, a new airlaid line is now being commissioned at the Korma site. Dedicated to feminine hygiene products, a significant proportion of its output is now contracted. It is expected that the investment in the Korma line will provide around 10,000 tonnes of airlaid capacity per annum for supplies to leading hygiene customers. Sales of Korma laminate products have gradually decreased



Fiberweb is regarded as a technological innovator with a strong portfolio of intellectual property.

ENHANCING OUR REPUTATION FOR OUTSTANDING GLOBAL SERVICE FOR CUSTOMERS





Business Review continued

during the year and we are actively seeking to replace the lost capacity on the Korma line with new business. Reflecting these losses, we took an impairment charge in the second half of £5.0 million for this and other now uncompetitive European lines.

Wipes (Spunlace)

Conditions in the wipes market continue to be difficult although we have halted the previous decline in volumes and have had success in winning additional volume from private label customers.

In Bethune, South Carolina, we reorganised the plant structure to reduce headcount by approximately one-third. This was in response to poor market conditions in the first half of the year, which resulted in Bethune going from being profitable in 2005 to making a loss in 2006. Factors that affected its performance include the loss of major volumes of wound care products to a competitor, considerable price pressures on hygiene wipes due to over-capacity in the market and failure by a major customer to increase its market share, resulting in lower than expected volumes. The resulting excess capacity is planned to be filled with private label wipes business from mid-2007.

At the time of the demerger we said we would conclude our strategic review of the wipes business during 2007. We are making solid progress in that review. In the meantime, management is focused on delivering ongoing operational improvements in this business that will produce further benefits in the future. The utilisation of capacity has improved with a sizeable win of additional private label business. We have made significant progress in further differentiating our manufacturing as well as our range of wipes products. We expect both of these developments to improve the profitability of the business in future. It is expected that the investment in new converting equipment will yield improvements in margins for industrial converted products.

Other

The Green Bay site, which produces feminine hygiene products, performed ahead of expectations and the new warehouse commissioned in the second half of the year will improve workflow efficiency. At Bethune, the closure of two thermal bond machines by the end of 2007 has been announced, with an impairment charge of £3.4 million.

Sales for the year at our cotton bleaching business based at Griswoldville was below expectation and performance in 2005. The Board and management have determined that this business is outside Fiberweb's strategic core and its position in the Group is under review.

GEOGRAPHIC OVERVIEW

2006 sales – £584.7 million



7%
46%
47%
EUROPE
ASIA/OTHER
AMERICAS

2006 EBIT(1) – £27.5 million



14%
27%
59%
EUROPE
ASIA/OTHER
AMERICAS

2006 EBITDA(2) – £65.9 million



10%
39%
51%
EUROPE
ASIA/OTHER
AMERICAS

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ended 31 December 2006.
(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation (unaudited.)

FOCUSING ON NEW PRODUCT AND PROCESS INNOVATION THAT WILL DRIVE VALUE FOR CUSTOMERS

Research & Development

Fiberweb's Research and Development division has research centres in Europe and the US, where highly experienced scientists and technicians benefit from a number of pilot lines and sophisticated analytical laboratories.

Research and Development (R&D) focuses on upstream product and process development, while Technical Services (TS) focuses on incremental improvement. Responsibility for both these aspects of product and process development is co-ordinated between the R&D and TS departments in the US and Europe.









REVENUE FROM CONTINUING OPERATIONS
2002 – 2006
£ million
500
400
300
200
100
0
2002*
2003*
2004*
2005
2006
*unaudited
INDUSTRIAL
HYGIENE

Business Review continued

Financial Review

	2006				2005			
	Sales £ million	Operating loss/profit £ million	Restructuring costs and non-recurring items £ million	Underlying operating profit £ million	Sales £ million	Operating profit £ million	Restructuring costs and non-recurring items £ million	Underlying operating profit £ million
Industrial	203.2	0.4	14.3	14.7	193.5	20.7	0.5	21.2
Hygiene	381.5	(68.3)	82.8	14.5	409.8	16.3	12.6	28.9
Unallocated corporate	–	(1.7)	–	(1.7)	–	(2.2)	–	(2.2)
Total	**584.7**	**(69.6)**	**97.1**	**27.5**	**603.3**	**34.8**	**13.1**	**47.9**

Overview of performance

Fiberweb has suffered falling profitability for the last few years. As a result, it has undergone significant restructuring, which is reflected in restructuring charges and non-recurring items charges of £97.1 million during the year. These include cash costs of £8.2 million and asset impairments of £83.8 million (including £14.6 million goodwill impairment). This restructuring started to benefit the business in the second half of 2006 and we expect to see further benefits in 2007.

Financial KPIs

Underlying operating margins in 2006 were 4.7% (2005: 7.9%) as a result of the trading and structural factors described earlier that severely reduced our profits. Our turnaround plan is aimed at growing operating margins across our businesses. Operating margins grew slightly in the second half of the year after taking account of the power outage at Old Hickory and the new PLC costs.

We saw similar movements in two profit-driven KPIs: **Earnings growth** was also affected, with adjusted EPS of 5.4 pence (2005: 19.3 pence) due to reduced profits. **Return on Invested Capital (ROIC)**, is a key measure of success in improving performance in an asset-intensive business such as Fiberweb. ROIC fell from 7.3% to 4.7%, reflecting reduced profitability and the early stages of reinvestment. It is crucial that we reverse this trend.

Revenue Growth in Industrial was 5% on 2005, an important indicator of success in maintaining momentum in these businesses despite challenging external conditions, notably in North America. **Operating Cash Flow** (Net Cash from Operating activities) was positive at £44.0 million (£74.0 million), the reduction reflecting lower profits and the cash cost of executing management's restructuring plans.

Basis of reporting

The Fiberweb Group demerged from BBA Group plc on 17 November 2006. The results of Group for 2006 and comparative information for 2005 are presented here as if the Group had existed throughout 2005 and 2006, with the following notable features:

i) for the period up to demerger, the profit and loss account (and in particular the interest charge and taxation charge) reflects the capital structure then in place which included financing through intercompany indebtedness to BBA and the surrender of taxation losses to BBA without payment;

ii) the 2006 income statement does not reflect amounts incurred on behalf of Fiberweb by BBA but not charged to it, amounting to £2.7 million for the year, of which £2.1 million was in the first half.

As a consequence the results for 2006 are not representative of future periods since they exclude a number of ongoing costs of Fiberweb Group as a standalone public company.

Treasury policy

Treasury activities are governed by written policies approved by the Board. The Group operates a central Treasury function that manages and monitors external and internal funding and Treasury risks, including interest rate and currency management. The Group's policy is to borrow in the currency of its major operating investments, mainly under the USD440 million five year multi-currency Revolving Credit Facility ('RCF') and to borrow a significant proportion at fixed rates, or to fix interest rates by using interest rate swaps or other derivatives. This is in order to manage interest rate risk. Interest rates have been fixed up to 2011 for a principal amount of USD100 million at a blended average rate of 4.8% plus margin. In addition to the main RCF, the Group considers local borrowings where this appears to be advantageous.

Interest charge and borrowings

The published net interest charge of £14.7 million (2005: £14.6 million) is little changed and reflects the debt level in the BBA-owned capital structure for the 10½ month period up to demerger, when £90 million of intercompany debt was forgiven by BBA.


REVENUE FROM CONTINUING OPERATIONS
2002 – 2006
£ million
800
700
600
500
400
300
200
100
0
2002*
2003*
2004*
2005
2006

Therefore the full-year interest charge is not representative of the likely level of interest cost in future years. The interest charge is based primarily on US dollar interest rates, with the balance in euro and Swedish krona.

Net debt fell during the year as a result of the intercompany debt forgiveness, with the balance of the intercompany funding being replaced by the RCF.

Group borrowing ratios are monitored closely, in particular the ratio of net debt to EBITDA and EBITDA to interest, both of which are covenants in the RCF. At 31 December 2006, these ratios were 2.5 (covenant 3.5 times) and 5.3 (covenant 5.0 times) respectively.

Taxation

The reported underlying taxation charge of £6.2 million is at an effective rate significantly higher than that expected to prevail in future periods, at around 48%. This is because of tax losses that have not been fully valued as their recoverability is not well assured.
The Group's rate of taxation is highest in the US and Germany, while it benefits from low rates of taxation in China, where it has a tax holiday.

Restructuring costs and non-recurring items

These charges total £97.1 million and reflect the costs of restructuring significantly the North American hygiene business and certain assets in the European businesses, including Terram, the UK-based geo-textiles business. The cash element of these charges is £8.2 million. A charge of £1.6 million relates to the non-cash cost of the disposal of the Thai nonwovens business, CNC.

Cash flow, net debt and liquidity

The Group generated net cash flow from operating activities of £44.0 million, before the £8.2 million cash restructuring. A further £47.8 million was invested in capital expenditure, discussed below.

The Group manages liquidity risk by maintaining committed credit facilities, which are described above. At year end 2006, the Group had higher liquidity, in the form of cash deposits, than the normal levels before demerger. This is because, cash pooling structures of BBA, the former parent, were no longer available. It is Fiberweb's intention to replace these cash management structures and money market facilities, so that the businesses reduce cushions of liquidity to manage cash flow volatility.

Foreign currency risk

Fiberweb operates globally, with the bulk of its profits earned outside the UK. The Group has significant investments around the world, with the largest proportion in the United States. As a result the Group is subject to translation risk due to movements between various currencies (mainly the US dollar and the euro) and its reporting currency, sterling. In order to mitigate the effect of foreign exchange movements on its reported earnings, the Group borrows in the currencies of its operations, thus creating a natural hedge for a proportion of its balance sheet.

The Group can consider hedging a proportion of the translation risk relating to earnings when this appears to be advantageous. There is limited transactional exposure as there is little trading across currency borders. The bulk of raw material sourcing and other procurements is in the currency of operation, and the total volume of Fiberweb's business which is affected by currencies is less than 10% of its turnover. It is the Group's policy to hedge those exposures which are material for a period of up to 12 months, using a specified range of financial instruments.

Table of FX rates

		2006	2005
USD	Average	**1.83**	1.82
	Year end	**1.96**	1.72
euro	Average	**1.47**	1.46
	Year end	**1.48**	1.46



SIMON BOWLES,
CHIEF FINANCIAL OFFICER

Business Review continued

The nature of our industry, which involves large and complex manufacturing equipment, means that the safety and well-being of our people is paramount. Post demerger, this has been a key area of focus and matters relating to health and safety are discussed at each Board meeting. As discussed below, we measure and track how we do in keeping our people safe at work.

Our businesses support the local communities in which they operate. Examples of some of the initiatives our people have been involved in during the year are discussed in more detail below.

Health, safety and the environment

We are committed to continual improvement in our Health, Safety and Environmental ("HS&E") performance. We recognise that delivering a successful HS&E management programme depends on the total commitment of all our employees.

Such commitment and leadership will be visible throughout Fiberweb, with accountability demonstrated at every functional level of the organisation. Following the demerger, we are establishing systems to support our goal of continuous improvement in all aspects of corporate social responsibility.

Our Health and Safety programme is made up of the following elements:

1. Safety performance metrics

Ensuring the health and safety of all Fiberweb employees is our highest priority and a core business value. To support this, we have committed personnel and capital resources at every Fiberweb facility to promote a safe and healthy working environment for all employees. In addition to initiatives and policies and procedures to prevent the occurrence of incidents and injuries, our efforts to alleviate unsafe conditions and prevent the potential for incidents and injuries include the close tracking, evaluation and analysis of incidents that may occur.

We closely track and evaluate our facilities' Recordable Incident Rates (RIR) trends and setting improvement targets helps to eliminate unsafe practices and conditions and to prevent injuries. Fiberweb uses RIR as a primary health and safety performance metric to create global consistency. Fiberweb employs a more stringent criteria for defining a recordable incident than that used by the U.S. Occupational Safety and Health Administration (OSHA) and the UK Health and Safety Executive (HSE), including injuries where more than one day is lost as well as incidents that require medical treatment even if no work days are lost.

Although Fiberweb's RIR performance was relatively constant from 2005 to 2006 (1.3 in 2006 versus 1.2 in 2005), its RIR has improved by more than 64% from 2001 to 2006 (3.6 in 2001 versus 1.3 in 2006). Fiberweb's 2006 RIR of 1.3 outperformed the representative nonwovens industry average of 4.9 by 73%. In addition, six Fiberweb facilities completed the whole of 2006 without a single recordable injury. Initiatives are in place to continue Fiberweb's safety performance improvement in 2007 and beyond.



Fiberweb plc Recordable Incident Rate
10
8
6
4
2
0
Fiberweb RIR
Industry Average
Target
2000
2001
2002
2003
2004
2005
2006

2. Initiatives

Our training and development opportunities and initiatives provide employees with the skills, resources and knowledge they need, both to thrive as individuals and to improve our business performance in this area.

HS&E Forums – Fiberweb holds HS&E forums to ensure the continued development of our people and to further increase the Group-wide focus on integrating HS&E issues into the broader CSR context. These forums provide the opportunity to discuss a variety of topics that directly impact our facilities.

Behavioural Based Safety – Following on the success that we have had in developing and implementing behavioural-based safety (BBS) systems at a number of our facilities in the Americas, we have taken steps to enhance and expand the programme by developing an online BBS tool box. Accessible via the Fiberweb HS&E intranet site, this tool box includes information focused on assisting facilities with implementing BBS systems that function within their various facility-specific cultures.

Incident Investigation – Our incident investigation process has been streamlined, moving away from the traditional "checklist investigation" towards a more "free form" approach that will still capture essential incident data required for tracking and trending analysis, while still getting to the root cause of incidents. Steps will be taken during 2007 to ensure this streamlined approach is uniformly and successfully implemented globally.

Process Safety – While Fiberweb facilities are not regulated under OSHA's process safety standard, our manufacturing facilities apply process safety principles to aid in understanding and effectively controlling process safety risks. In support of these efforts, process safety training was conducted to provide a working knowledge of process safety concepts principles and tools to those Fiberweb employees who design, operate, review, and maintain hazardous systems. Additionally, a standardised, formal Process Safety Review/HAZOP process has been developed and is being implemented uniformly throughout the businesses. A number of process safety reviews and HAZOPS were conducted throughout the business during 2006.

3. External Recognition

Many Fiberweb facilities, employees and activities have won recognition for their outstanding HS&E performance. We recognise those who have earned this distinction as models for our entire organisation. The following are some recent examples of external recognition:

Griswoldville Re-certified for OSHA's VPP "Star" Safety Performance – In 2006, the Griswoldville, Massachusetts (USA) facility continued its excellent safety tradition as it was re-certified as a Star Status facility under Occupational Safety and Health Administration's (OSHA's) Voluntary Protection

Fiberweb has begun a small volume business based on biopolymers from renewable sources, which is growing rapidly.


Using annual renewable resources.
Fermenting.
Producing a high-performance polymer
Composting and recycling.
Saving fossil fuels.
Reducing greenhouse gases.

Using renewable and biodegradable resources

Programme (VPP). Griswoldville was first awarded OSHA's Star status in May 2003.

The purpose of VPP is to encourage worker safety and health protection. There are approximately only 1300 VPP certified sites in the US, ranging from petrochemical to plastic to construction.

Green Bay, WI (USA) Star Status and Exemplary Safety Recognition – The Green Bay, Wisconsin (USA), facility has been recognised at both the national and state levels for safety and health excellence. The company has worked more than four years without a recordable incident and is approaching ten years without a lost-time accident.

The Green Bay facility was the first company in Wisconsin to receive Star status in OSHA's Voluntary Protection Programme (VPP), which it has maintained since 1994. The Green Bay facility was also recognised for its outstanding safety commitment with a Wisconsin Corporate Safety Grand Award. Sponsored by the Wisconsin Council of Safety and the State Department of Workforce Development, the programme honours businesses for exemplary safety records and excellence in health and safety management.

Mexico Facility Recognised for Outstanding Safety Programmes – In 2005, the Labour Ministry of Mexico (STPS) gave health and safety awards to companies in the Guanajuato region that participated successfully in voluntary programmes of health and safety self-assessment and continuous improvement. The Fiberweb Mexico facility received a Certificate of Acknowledgement for their achievements in work safety and hygiene management. This certification is Level 3, the highest level for a company which has completed all stages of these voluntary programmes.

Fiberweb Mexico has participated in voluntary programmes since 2000 and this is the second time that the facility has received this kind of acknowledgment.

The Environment

We encourage each of our facilities to work toward reducing our environmental footprint. For a number of years, we have focused on identifying and improving performance on key areas of environmental impact, which include waste creation, energy consumption, and water consumption.

Though businesses are encouraged to report all environmental impacts, key performance information is collected twice a year through the Environmental Index, an electronic data collection system, and reported annually. Data on the global business environmental impacts for 2006 will be available in the second half of 2007 and reported on our website.

Supply Chain

Fiberweb continues to actively work with suppliers and customers to design and develop products that do not adversely impact the environment, health or safety of our broader communities. For example, Fiberweb's launch of products capable of protecting property by withstanding hurricane-force winds has generated significant interest in coastal areas of the U.S. In pool and spa filtration, the launch of a biocide-impregnated filter resulted from a real focus on the needs and concerns of the consumer.

Here we highlight some of our products and services that are positively impacting the environment, health or safety of our communities.

Taking Care of the Animals – Sodaf is a French company that specialises in drainage and land improvements. To help protect the animals inhabiting the areas where Sodaf works, Terram™ supplies Sodaf with geonets, a specialised plastic mesh product. These geonets are helping Sodaf to sustain animal welfare in locations where water courses exist. The plastic mesh is used as a "ladder" to facilitate animal escapes from water courses and keep the natural ecosystem unharmed.

A Fibre that Sustains the Environment – With the help of NatureWorks* Ingeo* fibres, the Fiberweb Tenotex S.p.A. facility in Italy is delivering on the Group's promise to use, were possible, environmentally friendly materials in product development. The composition of Ingeo fibres is polylactic acid (PLA). These fibres are derived from corn, an annually renewable and biodegradable raw material. The fibres are compostable in standard composting facilities. In addition, the nonwoven material manufactured from these fibres reduces fossil fuel consumption and generates fewer greenhouse gases than the alternatives. Using the Ingeo fibres has allowed the Tenotex facility to develop compostable and recyclable nonwovens without compromising performance. The nonwovens are sold to a third-party manufacturer of feminine hygiene products and marketed under the brand name LOVE'N.

Recycling – At Bidim, we use bottle flakes from recycled soft drink bottles to produce polyester nonwovens for use in our products. The amount of flakes used is equivalent to nine million two litre bottles a year.

The Wider Community

Our businesses are committed to their communities through support across a range of organisations and charities. Some examples of initiatives in 2006 are:

- Working with Habitat for Humanity, Fiberweb North America Industrial sponsored the building of a house in Nashville, Tennessee. The house was built by Fiberweb employees using our products. We also participated in the "Building Blocks" habitat home build programme in the autumn of 2006. This programme built 10 houses in five days with Fiberweb employees giving their time. Our Typar™ housewrap was also used in the construction process.
- Fiberweb North America Industrial has held fund-raising drives and made donations to the Pencil Foundation, a local charity that aims to provide school supplies to underprivileged school children in the local Nashville area.
- Our employees in Simpsonville and Gray Court led successful fundraising campaigns for The United Way, a nationally recognised, community-based organisation that provides local funding to local non-profit organisations.
- Through the Alessi Foundation, our businesses in Italy help to support 15 Indian boys.
- Fiberweb China made donations to support local disabled people in 2006.

Board of Directors

THE BOARD CONSISTS OF THE CHAIRMAN, CHIEF EXECUTIVE, FINANCE DIRECTOR AND THREE INDEPENDENT NON EXECUTIVE DIRECTORS.

1. Malcolm Coster (62)
Non executive Chairman, Chairman, Nomination Committee

He joined Fiberweb as Chairman-designate in June 2006, was appointed to the Board on 30 August 2006 and was appointed Chairman with effect from the Demerger. He is Chairman of MTL Instruments Group Plc and DMW Group and a non executive director of the Performing Right Society. He is also a member of the International Advisory Board of Moore, Clayton & Co., an international financial advisory group. He was a non executive director of British Technology Group until July 2006. An engineer by training, he was President of Europe, Middle East and Africa for UNISYS Corporation between 1994 and 1997 and Chairman of UNISYS Limited and a member of the board, as an executive partner, at Coopers & Lybrand between 1986 and 1994.

2. Daniel Dayan (43)
Chief Executive Officer

He joined Fiberweb in June 2005 as its Chief Executive Officer and was appointed to the Board on 21 July 2006. Between 1994 and 2005 he was employed by Novar PLC, in a variety of general management and functional positions, including Head of Corporate Development and Chief Executive Officer of Novar's largest division, Intelligent Building Systems. He was a director of Novar PLC from January 2004 until its acquisition by Honeywell in March 2005. Earlier in his career, he worked in manufacturing management with ICI plc and as a management consultant for Arthur D. Little. He is a chartered mechanical engineer.

3. Simon Bowles (49)
Chief Financial Officer

He joined Fiberweb in July 2006 as its Chief Financial Officer and was appointed to the Board on 21 July 2006. Prior to joining Fiberweb, he was Deputy Group Finance Director of RAC plc from 2002 to 2005. Previously to this, he held a number of senior financial roles at The BOC Group plc. He is a qualified Chartered Accountant and Corporate Treasurer.

4. Peter Hickman (43)
Non executive director Chairman, Audit Committee

He was appointed to the Board on 31 August 2006 and is Chairman of the Audit Committee. He is the director, group finance for HBOS plc and is responsible for the group's financial reporting, strategic planning and tax affairs. Prior to joining HBOS plc, he was a partner at Ernst & Young, having worked there since 1985. He is a qualified Chartered Accountant and has an MA in engineering.

5. Richard Stillwell (57)
Non executive director, Senior Independent Director Chairman, Remuneration Committee

He was appointed to the Board on 30 August 2006 and is the Chairman of the Remuneration Committee and the Senior Independent Director. A practising barrister, he was a non executive director of BBA Group plc from 1998 until 2006 and Chairman of its Remuneration Committee. He is also a non executive director of St Ives plc and Penna Consulting Plc. Until August 2000, he was Executive Vice-President Industrial Specialities at Imperial Chemical Industries plc, where he had held various posts since 1974.

6. Brian Taylorson (51)
Non executive director

He was appointed to the Board on 25 September 2006. He is currently Finance Director of Elementis plc, a global speciality chemicals company, a position he has held since April 2003. Prior to joining Elementis in 2002, he was Head of European Chemicals M&A at KPMG Corporate Finance. From 1983 to 2000 he held a number of finance positions at Dow Chemical Company. He is a qualified Chartered Accountant and a member of the Association of Corporate Treasurers.








A Strong Board – Complementary mix of skills and experience

	Manufacturing experience	Turnaround experience	Financial qualifications	Relevant industry experience	Historic knowledge and familiarity with Fiberweb businesses	Business and commercial experience	Experienced listed company director	International operations
Executive directors								
Daniel Dayan Chief Executive Officer	✓	✓		✓	✓	✓	✓	✓
Simon Bowles Chief Financial Officer		✓	✓	✓		✓		✓
Non executive directors								
Malcolm Coster Chairman	✓	✓		✓		✓	✓	✓
Peter Hickman			✓	✓		✓		✓
Richard Stillwell	✓			✓	✓	✓	✓	✓
Brian Taylorson	✓	✓	✓	✓		✓	✓	✓

erweb Executive Team

WE HAVE IN PLACE A STRONG, MULTINATIONAL EXECUTIVE TEAM WHO BETWEEN THEM HAVE EXTENSIVE EXPERIENCE IN THE NONWOVENS SECTOR AND INTERNATIONAL MANUFACTURING. THEY LEAD A PROGRAMME OF CHANGE AND DRIVE FOR CONTINUOUS IMPROVEMENT IN RESULTS THROUGH GLOBAL TEAMS AND LOCAL BUSINESS UNITS.


Daniel Dayan
Chief Executive Officer


Simon Bowles
Chief Financial Officer


David Rousse
President, Americas Hygiene


Derek Anderson
President, Americas Industrial


Gianluigi Fornoni
President, Europe


Derek Chan
President, Asia


Carsten Heldmann
Head of Research and Development


Bridget Bradshaw
Head of HR and Change

Directors' Report

The directors present their annual report together with the financial statements and auditor's report of the Group for the year ended 31 December 2006.

Principal Activities and Business Review

Fiberweb is an international group of businesses dedicated to the development, manufacturing and supply of specialist nonwovens fabrics. The principal activity of the Company is that of a holding company, co-ordinating and managing the activities of several subsidiaries around the world to serve customers, develop products and services, optimise manufacturing and supply chain functions, invest in assets and acquisitions and thereby create shareholder value.

The subsidiary and associated undertakings principally affecting the profits or net assets of the Group in the year are listed on page 84.

A review of the Group's principal activities are set out in the Business Review on pages 12 to 29 which is included as part of this report.

The Company is required to set out in this report a fair review of the business of the Group during the financial year ended 31 December 2006, the position of the group at the end of the financial year and a description of the principal risks and uncertainties facing the group known as a 'Business Review'. The information that fulfils the requirements of the Business Review can be found in the pages listed below, which are incorporated in this report by reference.

	Pages
Review of Results	12
Key Performance Indicators	15
Operations	16 to 22
Financial Review	24 to 27
Risks and Uncertainties	26 and 27
Corporate Social Responsibility	27 to 29

A description of the objectives and strategies of the Company can be found in the following sections of this Annual Report:

	Pages
Chairman's Statement	6 and 7
Chief Executive's Statement	9 to 11
Business Review	12 to 29

Information on disabled employees and employee consultation is also set out in the following section of the Business Review:

	Page
Employees	27

Results and Dividends

The results for the year, which were approved by the Board of Directors on 26 February 2007, are set out in the accompanying financial statements on pages 49 to 87.

The Board recommends the payment of a final ordinary share dividend for 2006 of 3.95 pence net per share. Subject to shareholder approval, the dividend will be payable on 29 May 2007 to shareholders on the register at the close of business on 27 April 2007.

A dividend reinvestment plan is in place that allows shareholders to purchase additional shares in the Company using their cash dividend. Further information regarding the plan is set out on page 88 of this report.

Acquisitions and Disposals

Acquisitions

On 5 May 2006, the Group acquired Blowitex for a consideration of £2.3 million, a potential earn-out consideration of up to £0.5million and the purchase of real estate for a consideration of £0.8 million.

Disposals

On 24 November 2006, the Group disposed of its 50% interest in CNC International Limited for a consideration of £5.4 million in cash.

Share Capital and Authority to Purchase Own Shares

Details of the authorised and issued share capital of the Company are shown in note 25 of the financial statements.

The Company was given authority to make market purchases of up to approximately 10 per cent of its existing ordinary share capital by a resolution passed on 26 October 2006. This authority will expire at the conclusion of the Company's first Annual General Meeting to be held on 2 May 2007 unless renewed. Accordingly, a special resolution to renew the authority will be proposed at the forthcoming Annual General Meeting. Details of the resolution renewing the authority to purchase ordinary shares are set out in the Notice of Annual General Meeting enclosed with this report.

The Company did not purchase any of its issued ordinary shares during the year under the authority mentioned above.

Substantial Shareholdings and Voting Rights

At close of business on 26 February 2007, the Company has been notified under section 198 of the Companies Act 1985 (as amended) of the following interests, which represented three per cent or more of the existing issued ordinary share capital of the Company.

Name of Holder	Number of shares	% of issued ordinary share capital
F&C Asset Management	13,954,779	11.40%
FMR Corp. and Fidelity International Limited	11,252,808	9.19%
Franklin Resources, Inc.	6,451,600	5.27%
Standard Life Investments	4,086 017	3.34%
One East Partners Master, LLP	3,876.725	3.17%

At the close of business on 26 February 2007, the Company has been notified of the following interests in voting rights attached to shares under Disclosure and Transparency Rule 5.

Name of Holder	Number of voting rights	% of total number of voting rights
The Goldman Sachs Group Inc.	12,582,619	10.28%
Schroders plc	12,225,386	9.99%
Aviva plc	9,953,116	8.13%
Barclays Plc	9,851,180	8.05%
Prudential plc	6,265,283	5.11%
Legal & General Group Plc	4,225,741	3.45%

Directors' Report continued

Property Values
The directors are of the opinion that the market values of the Group's properties are not substantially different from the values included in the Group's financial statements.

Charitable and Political Donations
The Company made no political donations during the year. Group donations to charities worldwide were £75,000 (2005: £40,000), with UK charities receiving £nil (2005: nil).

Supplier Payment Policy
It is the Company's and Group's policy to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are aware of the terms of payment and to abide by terms of payment. Trade creditors of the Group at 31 December 2006 were equivalent to 43 days' purchases, based on the average daily amount invoiced by suppliers during the year.

Board of Directors
The names of the directors of the Company as at the date of this report, together with their dates of appointment, their biographical details and details of their skills and experience are shown on pages 30 and 31.

In accordance with the Company's Articles of Association, all the directors will retire at the first Annual General Meeting and, being eligible, offer themselves for election by shareholders.

Directors' Interests
Details of the directors' service contracts, remuneration and interests in the shares of the Company are set out in the Directors' Remuneration Report on pages 41 to 46.

Other than their service contracts, no director had any interest in any material contract with any group company at any time during the year.

Directors' Indemnities
The Company entered into a Deed of Indemnity with each of the directors of the Company on 19 October 2006 and each Deed of Indemnity remains in force at the date of this report. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each deed, the Company undertakes to indemnify the relevant director, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that director's own negligence), suffered or incurred by that director in the course of acting as a director or employee of the Company or any member of the Group.

Similarly, the Company entered into a Deed Poll of Indemnity in favour of the Company Secretary and other persons discharging managerial responsibility on 30 October 2006. The terms of the deed poll are similar to the terms of the Deed of Indemnity entered into with the directors.

The Deeds of Indemnities, Deed Poll of Indemnity and the Company's Articles of Association are available for inspection during normal business hours at the Company's registered office and will also be available for inspection at the Annual General Meeting.

Annual General Meeting
The Company's first Annual General Meeting will be held at Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA on Wednesday, 2 May 2007 at 11.30am. Enclosed with this report is the Notice of Annual General Meeting, which sets out the resolutions to be considered and approved at the meeting. These are explained in a letter from the Chairman, which accompanies the Notice.

Disclosure of Information to Auditors
Each of the persons who is a director at the date of the approval of this annual report confirms that:

- So far as the director is aware, there is no relevant audit information of which the Company's Auditors are unaware; and
- The director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's Auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985 (as amended).

Auditors
A resolution to re-appoint Deloitte & Touche LLP as auditors of the Company will be proposed at the Annual General Meeting.

This report was approved by the Board on 26 February 2007 and is signed on its behalf by:

Lucille Dolor
Company Secretary

Registered Office:
1 Victoria Villas
Richmond on Thames
TW9 2GW

Corporate Governance

Fiberweb plc is committed to complying with the best practice principles of the Combined Code on Corporate Governance adopted by the Financial Reporting Council in July 2003 ("the Code").

Prior to listing, the Board carried out a review of the Code and took steps to evaluate the Company's compliance with its provisions and discussed and agreed steps to achieve compliance. Between listing and 31 December 2006, the Company has been in compliance with the Code provisions set out in Section 1 of the Code except in respect of the following matters:

Code Provision

A.1.3 The Chairman did not meet with the non executive directors without the executives present.

A.1.3 The Senior Independent Director did not meet with the non executive directors without the Chairman present.

A.6.1 No Board Performance Evaluation was carried out during the year.

C.3.4 The Audit Committee did not review arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

C.3.5 The Audit Committee did not review the effectiveness of the internal audit activities.

D.1.1 The Senior Independent Director did not meet with major shareholders during the year.

The reasons for non-compliance with the provisions of the Code as detailed above are set out in this report, together with the steps being taken to achieve compliance during 2007.

The Role of the Board

The Board as a whole has responsibility for the success of the Company. The Board meets regularly to determine the strategic direction of the Group and to review operating, financial and risk performance and intends to hold eight scheduled Board meetings in each financial year with additional meetings being called as and when required. Specific responsibilities are delegated to Board Committees as described later in this report.

There is a formal schedule of matters reserved to the Board that includes the following:

- approval of the Group's strategy;
- acquisitions, disposals and capital expenditure projects above certain thresholds;
- all guarantees and treasury policies;
- the financial statements and assessment of financial performance;
- the Company's dividend policy;
- transactions involving the issue or purchase of Company shares;
- borrowing powers;
- appointments to the Board and the appointment of the Company Secretary;
- legal actions brought by or against the Group above certain thresholds; and
- the scope of delegations to Board Committees and executive management of the Group.

The full schedule of matters reserved for Board approval can be viewed on the Company's website at www.fiberweb.com. The schedule of matters will be reviewed on an annual basis. Matters outside the scope of the formal schedule of matters are decided by management in accordance with the delegated authority limits within the Group Authority Limits Policy.

In order to ensure that all matters are given due consideration, the Board has adopted an annual schedule of agenda items, which will be reviewed yearly.

Some of the matters that will be considered by the Board on an annual basis include:

- annual strategy review;
- divisional updates and business plans;
- annual budget setting and approval;
- review of group policies; and
- patent portfolio review.

At each meeting, the Board is provided with an update from the Chief Executive and Chief Financial Officer on current trading and outlook, financial performance and updated on any other significant matters. The Divisional Presidents and the Global Head of Research and Development will present to the Board at least once a year. In addition, other senior managers such as the Head of Corporate Development, Head of Treasury, Head of HR and Change and Head of Legal regularly update the Board on developments in their area of responsibility.

During 2006, the full Board met on four occasions. These meetings were supplemented by a further number of routine Board and Board Committee meetings which were called to deal with specific matters including the demerger process. Details of attendance at the principal Board and Board Committee meetings are set out in the table below.

The directors are usually supplied with detailed and comprehensive papers covering each agenda item in advance of every Board meeting. The agenda is set by the Chairman in conjunction with the Chief Executive, the Chief Financial Officer and the Company Secretary.

The Company Secretary is responsible to the Board for the timeliness and quality of information and is responsible for advising the Board on corporate governance matters and Board procedures. All directors have access to the advice and the services of the Company Secretary.

The directors can obtain independent professional advice at the Company's expense in performance of their duties as directors. None of the directors obtained independent professional advice in the period under review.

Corporate Governance continued

Details of attendance at the principal Board and Board Committee meetings during 2006 are set out below:

		Full Board	Audit Committee	Remuneration Committee	Nomination Committee
Number of meetings held during the year		4	1	1	–
Attendance:					
Malcolm Coster	Chairman	4	–	1	–
Daniel Dayan	CEO	4	1	–	–
Simon Bowles	CFO	4	1	–	–
Peter Hickman	Non executive director	3	1	1	–
Richard Stillwell	Non executive director	4	1	1	–
Brian Taylorson	Non executive director	3	1	1	–

Notes

1. Fiberweb was incorporated on 22 January 2006 and was listed on 17 November 2006. The principal Board meetings referred to in the table above were held on 31 August 2006, 25 September 2006, 31 October 2006 and 8 December 2006.
2. Peter Hickman was appointed to the Board on 31 August 2006. Peter Hickman did not attend the August meeting.
3. Brian Taylorson was appointed to the Board on 25 September 2006 and attended all meetings held from his date of appointment.
4. At the invitation of the Remuneration Committee Chairman, Malcolm Coster attended the Remuneration Committee meeting held on 24 November 2006.
5. At the invitation of the Audit Committee Chairman, Daniel Dayan and Simon Bowles attended the Audit Committee meeting held on 8 December 2006.

The Board, Board Balance and Independence

The Board comprises two executive directors and four non executive directors who contribute a wide range of complementary skills and experience. Details of each director's skills and experience are set out on pages 30 to 31.

The Chairman of the Board is Malcolm Coster, who was appointed Chairman-designate in June 2006 and became Chairman with effect from the demerger from BBA Group. The Chairman's other significant commitments are set out on page 30. There have been no changes to his significant commitments since his appointment.

The Chief Executive Officer is Daniel Dayan. Richard Stillwell is the Senior Independent Director. He is available to shareholders if they have concerns that the normal channels of contact with the Chairman or Chief Executive would not resolve.

The Board believes that there is an appropriate balance of executive and non executive directors on the Board, without one individual or group dominating the Board's decision-making process.

The Board has determined all its non executive directors to be independent in character and judgement. The non executive Chairman, Malcolm Coster, was considered independent in character and judgement on appointment. While the assessment of independence is not required for a serving Chairman under the Code, the Board considers that its Chairman's independence is not compromised despite his fee structure, which allows for the payment of his fees in cash and shares. Further details of the Chairman's fee arrangement are set out in the Remuneration Report on pages 41 to 46.

The Board will assess the independence of its non executive directors on a continuous basis.

Role of the Chairman and Chief Executive Officer

The roles of Chairman and Chief Executive Officer are separate and there is a clear division of responsibilities between these roles. In accordance with the Code, the Board has adopted a formal written statement of the division of responsibilities between the Chairman and the Chief Executive Officer.

The Chairman leads the Board and ensures the effective engagement and contribution of all non executive and executive directors. In conjunction with the Company Secretary, he is responsible for ensuring that directors receive information in an accurate, clear and timely manner. He is responsible for promoting effective decision making and ensuring that the performance of the Board, its committees and individual directors are evaluated on an annual basis. He is also responsible for ensuring that appropriate training, strengthening and development occurs. The Chairman has active contact and involvement with the executive directors and the affairs of the Company. This serves to keep him abreast of current business issues but also provides the executive directors with access to an independent opinion on day-to-day business decisions.

The Chief Executive Officer has responsibility for the day-to-day management of the Group's businesses and acts in accordance with the authority delegated by the Board. He is responsible for developing and proposing a strategy for consideration and adoption by the Board and for implementing the Board's strategies, decisions and policies. He is also responsible for ensuring that the business strategy and activities are effectively communicated and promoted within and outside the business, building positive relationships with the Company's stakeholders and for creating and developing the Company's culture.

Board Appointments

Primary responsibility for planned and progressive refreshing of the Board lies with the Board. The Board, through the work of the Nomination Committee ensures that there is a formal, rigorous and transparent procedure for the appointment of new directors. Further details of the work of the Nomination Committee are set out below.

Appointments of non executive directors are made by the Board for an initial term of three years, which is subject to the usual regulatory provisions and continued satisfactory performance of their duties following the Board's annual performance evaluation. Re-appointment for a further term is not automatic but may be made by mutual agreement.

In accordance with the Company's Articles of Association, all directors are subject to re-election at least every three years.

The fees of the non executive directors are determined by the Board as a whole on the recommendation of the Chairman and the executive directors. The Chairman's fees are determined by the Board on the recommendation of the Chief Executive Officer. No director is involved in deciding his remuneration or fees.

On appointment, all non executive directors are advised of the time commitment expected of them to fulfil their duties.

Letters of appointment for the non executive directors are available for inspection on request.

Board Induction, Development and Training

The Board has adopted a formal written programme for the induction of new directors to familiarise themselves with the Group's businesses, understand the goals, objectives and mission of the Company and develop an awareness and understanding of the views of the Company's major shareholders. The programme is also structured to enable the new director to gain an understanding of his or her own specific duties and responsibilities. The programme, developed in accordance with the Institute of Chartered Secretaries and Administrators guidelines on Board induction, is made up of a combination of selected written corporate information, meetings with key senior management and site visits and can be tailored to meet each new director's specific needs, skills and experience. Where a non executive director is also being appointed a member of one of the Board Committees, his or her induction will cover matters such as the role of and terms of reference of the relevant Committee.

As mentioned above, the Chairman is responsible for ensuring that Board development and strengthening occurs. The Board and its Committees are updated and briefed on corporate governance and regulatory developments as they arise. The Audit Committee is briefed on technical and accounting matters as a matter of routine at each meeting by senior management and the external auditors. Prior to listing, the directors received comprehensive training in respect of their duties, the disclosure obligations under the Disclosure Rules and the Listing Rules. The full Board also received briefing from the Company's external legal advisers, Baker & McKenzie LLP on the Code on Takeovers and Mergers. A continuous programme of development will occur as needs require.

A formal appraisal of the individual directors, the Board and its Committees did not occur during the period under review. The Company was listed on 17 November 2006, and the appointments made to the Board between July and September 2006. The Board believes that it is not possible to meaningfully evaluate the effectiveness of the individual directors, the Board as a whole and the Board Committees at this stage. In addition, it believes that because all the appointments to the Board are fairly recent, there would be more benefit in allowing the Board to operate for a longer period prior to carrying out its first evaluation. The Board intends to carry out a full evaluation of its effectiveness in 2007.

Board Committees

The terms of reference of the principal Committees of the Board; the Remuneration, Audit and Nomination Committees are available on request and on the Company's website.

Remuneration Committee

The Remuneration Committee consists of all the independent non executive directors and is chaired by Richard Stillwell. Its other members are Peter Hickman and Brian Taylorson.

The Committee will meet no less than three times a year and has responsibility for making recommendations to the Board on the Company's policy on the remuneration of executive directors and other senior executives and for determining, within the agreed terms of reference, specific remuneration packages for each of the executive directors including pension rights, any compensation payments and the implementation of executive incentive schemes. During the period under review, the Remuneration Committee met on one occasion. Further details of the work of the Remuneration Committee appear in the Directors' Remuneration Report.

Audit Committee

The Audit Committee consists of all the independent non executive directors and is chaired by Peter Hickman. Its other members are Richard Stillwell and Brian Taylorson.

Both Peter Hickman and Brian Taylorson have significant, recent and relevant financial experience in line with the Code. The Chairman has a professional accounting qualification as required by the Smith Guidance. Richard Stillwell is considered to have the appropriate commercial experience and financial literacy to fulfil his role.

The terms of reference of the Audit Committee include all matters indicated by the Combined Code. The terms of reference will be reviewed annually by the Audit Committee and referred to the Board for formal approval and adoption.

The Audit Committee is responsible for making recommendations to the Board on the appointment of external auditors and their remuneration. The Committee reviews the external auditors' independence and considers the nature, scope and results of the auditors' work and will review the provision of non-audit services by the external auditors. The Committee focuses particularly on compliance with legal and other regulatory requirements, accounting standards and ensuring that an effective system of internal controls is maintained. The Committee may consider any financial matter that may have an impact on the Company. The ultimate responsibility for reviewing and approving the annual and interim financial statements and biannual trading statements remains with the Board.

Corporate Governance continued

The Committee will meet not less than three times a year at dates to coincide with the annual financial reporting cycle. The Committee will meet privately with the external auditors at least twice a year and with the Head of Internal Audit once. The Chairman may call a meeting at the request of the executive directors or that of the external auditors.

During the period since demerger, the Committee met on one occasion. The Chief Executive Officer, Chief Financial Officer, Group Financial Controller and the transitional Head of Internal Audit attended this meeting at the invitation of the Chairman. The meeting was also attended by the external auditors. The Company Secretary attended this meeting as the Secretary of the Committee. The Audit Committee has also had separate briefing sessions with the external auditors and the executive directors.

From the date of listing up to the date of this report, the Audit Committee considered the following matters and took the following actions in the discharge of its duties:

- reviewed and advised the Board on the financial statements in the 2006 report and accounts;
- reviewed the control and mitigation of the Group's financial and business risks;
- discussed and agreed the nature and the scope of work to be performed by the external auditors;
- reviewed the effectiveness of the Group's internal control systems established by management and reviewed the Board's sign-off procedure on the system of internal controls, which are set out in more detail below;
- reviewed the scope of the work of the internal audit function and the manner in which Internal audit services will be provided in 2007;
- received and reviewed reports from the internal audit function on the work undertaken during the year;
- considered and adopted an annual schedule of agenda items to coincide with the Group's financial calendar;
- considered, reviewed and adopted a policy on the provision of non-audit services by the external auditors and assessed the independence of the auditors;
- reviewed the management procedures to enable the directors to provide the confirmation regarding audit information required under Section 234ZA of Companies Act 1985; and
- reviewed the proposed arrangements by which concerns can be raised by staff in respect of possible matters of financial impropriety or other matters.

Auditor Independence and Effectiveness

One of the key responsibilities of the Committee is to ensure the independence and objectivity of the external auditors is safeguarded. During the year, the Committee considered and adopted a policy on the provision of non-audit services that is in line with the Accounting Practice Board's Ethical Standards. This policy will be reviewed annually. It prevents the external auditors from providing certain additional services to the Group such as book-keeping, internal audit, valuations, actuarial services and financial systems design and implementation. The external auditors are permitted to provide assurance services such as reporting accountant work and tax services.

As a matter of principle, the Group's policy is not to use the external auditors for acquisition and due diligence work. However, where the Group considers it appropriate or conflicts arise, suppliers other than the preferred supplier may be asked to tender and this may include the external auditors.

In accordance with the policy, the Chairman of the Committee or in his absence, another designated member of the Committee is required to pre-approve certain permitted services that exceed the financial limits set out in the policy. A summary of the overall level of non-audit fees paid to the external auditors will be presented at each Audit Committee meeting.

During the period between listing and the date of this report, no significant non-audit services were provided by the external auditors, Deloitte & Touche LLP. The Audit Committee is satisfied that neither the non-audit services by, or the level of fees paid to, Deloitte & Touche LLP in respect of those services impairs their objectivity or independence.

The Audit Committee intends to carry out its assessment of the effectiveness of the audit process in 2007.

Internal Audit

Post demerger, the BBA Aviation plc internal audit function continues to provide internal audit services on a transitional basis. The level of coverage and scope provided by the BBA Aviation plc internal audit function is and will be at a similar level to that provided to the Fiberweb companies while they were part of the BBA Group.

The internal audit requirements of the Group are currently being reviewed and consideration is being given to a number of options, including outsourcing the internal audit function to a third party provider. The comprehensive review process will include the identification of an assurance framework, mapping out the key stakeholders of the internal audit function and the level of assurance that each set of stakeholders requires. Additionally, an Internal Audit Charter will be developed for the post-transition period, which will set out the functions of internal audit and the level of assurance it will provide. A resource plan will be developed to take into account factors such as level of coverage, audit scope, geography and grades of staff and finally determine the method of procuring internal audit services for the Group. It is anticipated that the review will be completed in March 2007 and the Audit Committee Chairman will be briefed throughout the process and provide input where necessary.

Against this background, a separate and formal assessment of the effectiveness of the internal audit function did not occur during the period under review.

Internal Control

The Board has overall responsibility for the Group's system of internal control and will review its effectiveness, including a review of financial, operational, compliance and risk management controls on an annual basis.

The implementation and maintenance of the risk management is the responsibility of the executive directors and other senior management and a system has been established to identify, evaluate and manage the significant risks that the Group faces. The system is designed to manage rather than eliminate risk of failure to achieve business objectives and can only provide reasonable assurance against material misstatement or loss.

The main elements of the Group's internal control system are as follows:

1. **The Board** – The Board has overall responsibility for the Group's system of internal control. As mentioned above in this report, the Board meets regularly and has a schedule of matters reserved for its approval and the Board Committees operate within delegated terms of reference. This structure includes the Audit Committee which, with the Chief Financial Officer, reviews the effectiveness of the internal financial and operating control environment of the Group. All acquisitions and disposals of companies or businesses are approved by the Board.

2. **Strategic and Business Planning** – The Group and each business unit produce and agree a business plan each year against which the performance of the business is regularly monitored.

3. **Monthly Management Accounts** – Detailed monthly management accounts are submitted to management that measure actual performance against budget. A monthly report is provided to the Board, highlighting key issues and summarising the detailed financial information provided by the operation units. Forecasts of sales, profits and operating cash are reviewed quarterly and presented to the Board.

4. **Internal Audit** – Undertakes a programme of reviews aligned to the business risks. The Audit Committee receives a report from internal audit at each meeting that includes opinions on the adequacy and effectiveness of controls by site, a summary of key issues, work issues and follow up actions. The Head of Internal Audit has direct access to the Chairman of the Audit Committee. The Audit Committee reviews the effectiveness of the internal audit activities, including the scope of work, authority and resources of the internal audit function. A review of the internal audit requirements for the Group following the transition period described above is ongoing.

5. **System of Control Procedures and Delegated Authorities** – There are clearly defined guidelines and approval limits for capital operating expenditure and other key business transactions and decisions that have been approved by the Board. A detailed matrix defines the levels of authority for the Group's senior management and their direct reports in relation to acquisitions, capital expenditure, commercial and employee contracts and treasury matters.

6. **Treasury Policies and Procedures** – Detailed procedures exist for the investments, currency and commodity hedging, granting of guarantees and the use of Treasury products.

7. **Risk Identification, Monitoring and Management Procedures** – A process is in place to collate schedules of risks for each key site, which are then reviewed by the Divisional Presidents and consolidated into a schedule of the significant divisional level risks. Similarly, key functional heads will produce risk schedules for their own areas. Risks identified will cover business, financial, compliance, operational as well as environmental, social and governance risks. These risk schedules, which include an assessment of their likelihood and impact, will be presented at a minimum of two Fiberweb Executive Team meetings each year for review. The Fiberweb Executive Team is responsible for confirming that the plans to mitigate those risks are satisfactory and for improving internal controls and processes. The Chief Financial Officer is responsible for reporting the work of the Fiberweb Executive Team on risk management to the Audit Committee.

8. **Organisational Structure** – Structures are in place at Head Office and divisional level that clearly define responsibilities for operational, accounting, taxation, treasury, legal, company secretarial and insurance functions.

9. **Group Finance Manual** – The Group has adopted the policies that were appropriate to it that were previously utilised under the BBA Group. As such, it has a full set of accounting policies and procedures in force.

10. **Group Policies** – Policies covering share dealing and market communications have been adopted and processes are in place to adopt other policies that will govern responsible behaviour within the Group. A biannual review of compliance with such policies by Group companies will be introduced and results communicated to the Fiberweb Executive Team and the Board. Senior Management will also be required to confirm compliance with certain policies on a biannual basis. These policies will be supplemented by a Disclosure of Unethical-Conduct policy and supporting processes for investigation and follow up. The proposed draft policy was considered and discussed at the Audit Committee February 2007 meeting. Work is ongoing to implement the policy in the various jurisdictions in which it will operate within the Group.

11. **Health, Safety and Environmental Manual (HS&E)** – A Group Health, Safety and Environmental Manual details policies, standards and procedures that are applicable throughout the Group. Further details are set out on page 28 under the Business Review. A monthly report is prepared and circulated to the Fiberweb Executive Team on environmental and safety matters and the Board receives a report on HS&E matters at each Board meeting.

At its meeting held on 23 February 2007, the Audit Committee carried out a review and evaluation of the Group's system of internal controls and reported to the full Board on the outcome of its assessment.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company and that it has been in place for the period under review up to the date of approval of the annual report and accounts.

The Group's system is reviewed regularly by the Board and accords with the Turnbull guidance. Steps are being taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement that come to management's and the Board's attention.

Nominations Committee

The Nominations Committee is chaired by Malcolm Coster and its other members are Daniel Dayan, Richard Stillwell and Peter Hickman.

The Committee will meet as required and have responsibility for identifying and nominating candidates for Board vacancies and making recommendations to the Board in relation to the appointment of the Company's executive and non executive directors.

Before making an appointment, the Committee will evaluate the balance of skills, knowledge and experience on the Board and, in light of this evaluation, prepare a description of the role and capabilities required for a particular appointment. Use will be made of external recruitment consultants and the final decision regarding appointment rests with the Board.

The Chairman will not participate in any discussion relating to the appointment of his successor.

No Nomination Committee meetings occurred during the year.

Shareholder Relations

The Board as a whole is kept up to date on corporate governance developments and the views of Fiberweb's major shareholders. This is achieved through regular meetings during the year between the Chief Executive Officer, the Chief Financial Officer and major shareholders to discuss matters of mutual interest that are reported to the Board.

In addition, prior to listing, the Chairman, Chief Executive Officer and Chief Financial Officer embarked on a series of meetings with shareholders. A programme of meetings with institutional shareholders, fund managers and analysts took place during the period under review and will continue on an ongoing basis. Broker reports are routinely circulated to the Board.

While the Chairman, Senior Independent and other non executive directors are available to meet with major shareholders, the Senior Independent Director and other non executive directors did not meet with shareholders during the period under review. Nevertheless, the Board considers that its Senior Independent Director has an understanding and awareness of the issues and concerns of major shareholders. Prior to listing, detailed briefings and consultations were carried out with major shareholders in respect of the Company's remuneration arrangements.

The Company's first Annual General Meeting will be held in May 2007 and the Board intends that the meeting is used as an opportunity to communicate with private investors. It is intended that the notice of Annual General Meeting and related papers are sent to shareholders at least 20 working days before the meeting. The Chairman of the Board and the Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions at the meeting.

Shareholders will be given the opportunity of voting separately on each resolution and proxy forms will provide the option of voting for or against resolutions or to abstain from voting. The Company will count all proxy votes cast in respect of the Annual General Meeting and make available the proxy voting figures on each resolution. The voting results where resolutions are passed on a show of hands and details of all proxy votes cast prior to the meeting will be available on the Company's website. The results of the meeting will also be announced to the market via a Regulatory Information Service.

Directors' Responsibilities for the Preparation of Financial Statements

Directors' responsibilities for the preparation of financial statements have been set out in the accompanying Statement of Directors' Responsibilities on page 47.

Going Concern

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the directors continue to adopt the going concern basis in preparing the financial statements.

Directors' Remuneration Report

This Report to shareholders for the year ended 31 December 2006 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 ("the Regulations") contained in Schedule 7A to the Companies Act 1985. It also meets the requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the principles relating to directors' remuneration. As required by the Regulations, a resolution to approve the Report will be proposed at the Annual General Meeting of the Company at which the financial statements will also be approved. The vote will have an advisory status in respect of the remuneration policy and overall remuneration packages and will not be specific to individual levels of remuneration.

The Regulations require the auditors to report to the Company's members on certain parts of the Directors' Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Companies Act 1985. Information that is required to be audited is stated as such in the relevant section.

The Remuneration Committee

The Board has delegated responsibility for the cost and framework of executive remuneration to the Remuneration Committee ("the Committee"). The Committee consists solely of independent non executive directors, details of which are set out on page 37. None of the Committee members has any personal financial interest (other than as shareholders), conflicts of interest arising from cross directorships or day-to-day involvement in the running of the business. No director is involved in decisions relating to his own remuneration. As stated in the Corporate Governance Report, the Committee's full terms of reference are available on the Company's website, www.fiberweb.com and on request.

The Committee is responsible for:

- making recommendations to the Board on remuneration policy as applied to the Company's executive directors and other senior management;
- determining total remuneration packages for the executive directors and other designated members of the executive management including base pay, performance-related bonus schemes, long-term incentives and other share awards;
- overseeing major changes in employee benefit structures throughout the Group;
- reviewing the design and operation of all share incentive plans for Board and shareholder approval, including approving grants of share awards to directors and senior managers; and
- reporting to the Board and external stakeholders on matters within its responsibilities.

The appointment of New Bridge Street Consultants LLP, an independent remuneration consultancy was approved by the Committee. New Bridge Street Consultants has provided the Remuneration Committee with advice in respect of certain aspects of main board and senior executive remuneration (including advice in respect of the Chairman's fee structure described below). New Bridge Street Consultants has provided no other services to the Company.

In addition, prior to (and as part of) the demerger process, Slaughter and May provided advice to Management on the structure and rules of the Company's long-term share incentive plans in addition to also providing advice in respect of the Chairman's fee structure (together with general legal advice).

The Committee also consults with the Chairman, who is not a member of the Remuneration Committee, the Chief Executive and the Head of HR and Change, save in respect of matters directly relating to their own remuneration.

Remuneration Policy

Fiberweb's remuneration policy is that the remuneration of the Company's executive directors and other senior management should be designed to attract and retain executives of high calibre so that the Company can be managed effectively to the benefit of its stakeholders. Remuneration levels for senior executives are set taking into account the remuneration practices found in other UK listed companies of similar size, geographical spread and complexity while also taking account of the economic realities of the Company's circumstances together with pay and conditions elsewhere in the Group. The Committee is very mindful of the need to remain competitive in the different geographic areas in which the Company operates.

The policy is to pay base salaries and total remuneration around the median level for 'on-plan' performance and to provide the opportunity, via bonuses and long-term incentive plans, for executives to be rewarded at the upper quartile for the delivery of outstanding levels of performance.

In determining its remuneration policy, the Committee takes account of UK corporate governance best practice and market practice, while being ever mindful of Fiberweb's specific circumstances (in particular, the current stage of the Company's development and the international nature of its business operations).

The Committee is mindful of the ABI Guidelines on Socially Responsible Investment. It has the discretion to consider corporate performance on environmental, social and governance issues when setting the remuneration of executive directors. While the Committee has not specifically taken into account the handling of risks associated with these issues when setting performance targets for 2007, the Committee believes that the incentive structure for senior management does not raise risks by inadvertently encouraging irresponsible behaviour.

The Committee considers that the executive directors' remuneration packages contain a suitable balance of fixed and variable performance related pay and that the targets set for performance-related pay are appropriate and demanding in the context of market practice, the Group's trading environment and the current challenges that it faces. Bonus scheme and long-term incentive performance targets have been linked to achieving the Board's strategy of achieving a financial turnaround.

The main elements of the remuneration package for the executive directors and senior management are as follows:

- Base salary;
- Benefits-in-kind;
- Short-term cash-based annual incentive plan ;
- Long-term share-based incentives; and
- Pension arrangements.

The various components of executive remuneration are discussed in further detail below.

The remuneration of the executive directors, the Chairman and non executive directors was agreed by the Board prior to the demerger and became effective from the date of demerger and listing. Remuneration in respect of the executive directors prior to that date reflected the policies and practices of the former parent company, BBA Group.

Directors' Remuneration Report continued

Base Salary

Base salaries are reviewed in relation to median market data for comparable companies in terms of size, market sector, complexity and geographic spread. Reviews will occur annually (with reviews effective from 1 January each year) and will be based on performance, assessment of personal objectives and any changes in responsibilities.

Following a review in January 2007, the Committee approved a base salary increase for Simon Bowles from £200,000 to £225,000 per annum with effect from 1 January 2007. This increase was approved because his salary on joining the Group was agreed on a provisional basis. The review is also in line with the policy of offering median level packages to senior managers according to relevant local benchmarks.

Daniel Dayan's 2007 base salary is £360,000 per annum.

Service Contracts

The contracts for Daniel Dayan and Simon Bowles (both dated 27 October 2006) are for an indefinite term providing for 12 months notice by either party.

In the event of early termination by the Company other than for cause, the Company may elect to either make a single payment in lieu of notice (which will include base salary, assessment of lost bonus opportunity and benefits and to the extent prescribed by the relevant plan rules, share award entitlements) or to make that payment in three instalments. If the payment is made in instalments, the first instalment is payable on termination and will comprise six months payment in lieu of notice (calculated to include the remuneration elements described above). The second and third payments will comprise three months notice each. The second payment will be made six months after termination, with the third payment due nine months after termination and will be reduced to take into account the remuneration paid pursuant to any alternative employment obtained by the executive director prior to such payments becoming due.

Policy on External Directorships

The Board believes that the experience gained by executive directors through their involvement with other companies could be of benefit to the individual and the Company. Executive directors are, with the Board's permission, allowed to accept one such appointment, as long as there is no conflict of interest and the time commitment involved does not undermine the performance of their duties at the Company. The executive director may keep the fees from his external appointment. Neither of the executive directors has any such external directorship at present.

Benefits in Kind

Benefits in kind for the executive directors include private medical insurance, personal accident insurance, permanent health insurance and life assurance. The executive directors are not provided with company cars and do not receive a car allowance.

2007 Senior Management Bonus Scheme

The executive directors are eligible to participate in the Senior Management Annual Bonus Scheme under which payments may be made based on the achievement of stretching financial targets. Appropriate financial targets are set by the Remuneration Committee at the beginning of the financial year for which the bonus is payable.

For 2007, the Bonus Scheme will provide an incentive opportunity of between 0% to 100% of base salary for executive directors. 70% of the bonus opportunity is measured against the achievement of group operating profit targets, with 30% based on group working capital as a percentage of sales targets. A bonus of 50% of salary will be payable for achievement of budgeted performance under both metrics (which, of themselves, constitute challenging targets). In order not to reward underachievement, there will be no payout for achievement of below budget performance.

In 2007, bonus payments will be made on a biannual basis. Up to 40% of bonus opportunity is based on performance in the first half of the year, with the remaining 60% based on performance in the second half of the year. To the extent that the performance measures are met, payments will be made following the publication of the half and full year results. The Committee is satisfied that this approach to bonus payments is appropriate in the Company's particular circumstances and that there is no likelihood of this approach resulting in the aggregate size of bonuses payable in any year not reflecting overall group performance for that year.

Individual personal objectives will not be used to determine bonus payments in 2007 in order to focus attention on the Board's strategic objective to achieve a financial turnaround. Instead, as mentioned above, the achievement of pre-determined personal objectives in 2007 will be used to assess and determine appropriate base salary reviews for the following year.

2006 Bonuses

Bonus payouts to the executive directors in respect of the year under review were made under the former parent company's incentive arrangements under which a maximum of 100% of salary could be received by directors. As referred to in the BBA circular produced in connection with the demerger, one element of the bonus was dependent on the success of the demerger as determined by the BBA Remuneration Committee, with the other element requiring the achievement of pre-determined financial targets.

For both Daniel Dayan and Simon Bowles, the demerger element comprised approximately 66% of the total bonus achievable, with the remainder relating to the achievement of financial targets.

Under the terms of the scheme, each participating director was required to defer 50% of the bonus due on demerger into Fiberweb ordinary shares and could voluntarily defer the remaining 50%. The number of shares deferred, whether compulsorily or voluntarily, would be increased by 10% (as described in the shareholder documentation produced in connection with the demerger). Any shares acquired by a participant pursuant to the bonus are subject to a six-month sale restriction. The BBA Remuneration Committee decided to make full payment of the demerger element of the bonus to the executive directors in accordance with the scheme, with payment made in December 2006. Daniel Dayan decided that, in addition to the compulsory deferral of 50% of his bonus into Fiberweb shares, he would request the deferral of the remaining 50% into shares. Simon Bowles chose to defer an additional 25% in shares and took the remaining 25% in cash. All such shares were increased by 10% in accordance with the scheme rules. As described above, all such deferred shares are subject to restrictions on sale or transfer until 1 June 2007. Fiberweb did not meet the financial targets for 2006 based on global operating profit and operating cash flow performance. No bonus payments were made to executive directors for financial performance under the 2006 bonus arrangements.

Bonus payments made to the executive directors under the 2006 BBA annual bonus scheme were settled by the former parent company. Details of bonus payouts for the period under review are set out in Tables 1 and 2.

Executive Long Term Incentives

Deferred Share Matching Plan ("DSMP")

Shareholders approved the DSMP in November 2006 under which a maximum of 50% of an executive's net bonus may be voluntarily deferred into shares for three years. The deferred shares will then be matched at a rate of one to one (on a gross basis).

No matching awards have so far been made under the DSMP. If any matching awards are made in 2007 following the payment and related share investment of up to 50% of 2007 first half bonuses, the Committee intends that they will be subject to a performance condition based on a sliding scale of Return On Invested Capital ("ROIC") targets. Measurement will be over a three-year period from the date of grant. ROIC has been chosen by the Committee for this purpose as it is a key indicator of the Company's underlying financial performance.

The matching awards will vest three years after grant if and to the extent that the performance targets attached to the awards are satisfied. The detailed targets will be discussed and communicated to shareholders in advance of such awards being made.

Long Term Incentive Plan ("LTIP")

Shareholders also approved the LTIP in November 2006. In summary, under the LTIP, annual awards over shares with a face value of up to 100% of salary per annum (200% in exceptional circumstances) can be made to executives each year. Awards may take the form of a conditional award, a restricted award or a phantom award.

Following demerger, "normal" LTIP awards with a face value of up to 80% of salary were made to certain senior executives including the executive directors. In addition, to reflect the fact that no long-term incentive award had been made to Fiberweb executives in 2006 under the former parent company's share incentive plans due to the demerger process, a one-off "demerger" award was made to the same selected Fiberweb executives who received "normal" LTIP awards plus an additional group of around 70 senior managers. These additional demerger awards ranged from between 40% to 80% of salary and were made to provide an incentive to deliver strong performance during the critical period immediately post-demerger.

"Normal" awards will vest no earlier than three years after grant, subject to the achievement of the performance conditions described below. The demerger awards will vest following the announcement of Fiberweb's results for the year ending 31 December 2008, subject to the achievement of the performance conditions described below.

"Normal" and "demerger" awards are subject to Total Shareholder Return ("TSR") and earnings per share targets. More particularly, one half of each award will be based on Fiberweb's TSR performance against the constituents of the FTSE SmallCap Index (excluding Investment Trusts). The FTSE SmallCap has been chosen for the TSR element of the awards in the absence of a sufficient number of listed companies that are direct business competitors to Fiberweb. The remaining half of each award will be subject to a sliding scale of real earnings per share growth targets. The Earnings per share ("EPS") targets for both awards will measure EPS for the financial year ended 31 December 2006 against EPS for the year ended 31 December 2008 or 2009 as appropriate. The base EPS for 2006 which has been adjusted to reflect on-going capital, debt, taxation and listed company structure as if Fiberweb had existed as an independent group since 1 January 2006 is 4.47 pence. The primary purpose of the adjustments to the base EPS is to give comparability over the performance period.

These performance conditions have been chosen to provide a balanced long-term incentive for senior executives to generate both above-market returns to shareholders and strong levels of earnings per share growth.

Awards will vest as per the chart below.

Performance condition	Proportion of award subject to relevant performance condition	How award vests
		Initial "Normal" LTIP Award
Total Shareholder Return	50%	30% of **this portion** of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a three-year performance period commencing on the date of grant *, with full vesting at upper quartile.
Earnings Per Share	50%	30% of **this portion** of the award vests for annual average-adjusted EPS growth over a three-year performance period of RPI plus 25%, with full vesting for RPI plus 35% †.
		"Top-up demerger" LTIP Award
Total Shareholder Return	50%	30% of **this portion** of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a two-year performance period commencing on the date of grant *, with full vesting at the upper quartile.
Earnings Per Share	50%	30% of **this portion** of the award vests for annual average-adjusted EPS growth over the two year performance period of RPI plus 30%, with full vesting for RPI plus 50% (thereby reflecting the more pronounced EPS growth that is expected in the first two years post-demerger) †.

* Fiberweb's "base" TSR will be calculated over the first 30 days post-demerger.

† "base year" EPS for these purposes is Fiberweb's adjusted EPS for the financial year ending 31 December 2006 as described above.

Directors' Remuneration Report continued

Sliding scale straight-line vesting will occur for performance between the relevant threshold and maximum targets.

Neither awards (nor DSMP awards) will have a 're-testing' facility. If the performance conditions are not met at the end of the relevant performance period, the awards will lapse.

The relevant TSR calculations will be undertaken by independent advisers. The Company's external auditors will verify the Committee's calculation of the extent to which the EPS targets have been met.

The Committee's current intention is that any LTIP awards made in the future will be subject to a combination of TSR and EPS-based performance conditions structured in a similar manner as described above.

The Committee will regularly review the operation of the Company's share based incentive arrangements in light of (i) the circumstances and prospects of the Company as they develop and (ii) emerging trends in market and best practice.

Details of awards made to Executive Directors under the LTIP are set out in Table 3.

Fiberweb Executive Share Option Plan ("ESOP")

The Company established the ESOP following approval by BBA Group shareholders in November 2006. The Remuneration Committee is responsible for administering the ESOP and the grant of options under its terms. Under the ESOP, the normal maximum grant limit will be 150% of salary per annum (200% in exceptional circumstances).

Options will vest after three years, subject to the achievement of performance conditions that are deemed appropriate at the time of grant and that will be communicated to shareholders before grants are made. It is not currently intended that grants will be made under the ESOP and no grants were made during the year.

Performance Graph

The following graph shows the Company's performance, measured by total shareholder return from the date of listing until 31 December 2006, compared with the equivalent information for the FTSE SmallCap Index excluding investment trusts.

This index has been selected because it is a broad-based equity market index of which the Company is a constituent



Value (£)
130
120
110
100
90
80
Source: Datastream
17 Nov 2006
31 Dec 2006
Fiberweb plc
FTSE Small Cap Index (excluding investment trusts)

This graph shows the value, by 31 December 2006, of £100 invested in Fiberweb plc on 17 November 2006 compared with value of £100 invested in the FTSE Small Cap (excluding investment trusts) Index.

Pensions

Company pension contributions at a rate of 25% of salary for Mr Dayan and 20% of salary for Mr Bowles are made to defined contribution schemes nominated by the individuals. These contributions are within a competitive range and are set by reference to the relevant market practice for each role. In addition, both directors fulfil a contractual obligation to contribute at least 7.5% of their salary to the Company defined contribution scheme. Details of pension costs to the Company in respect of the directors are set out in Tables 1 and 2.

Table 1 Emoluments and fees

From date of appointment by Fiberweb plc to 31 December 2006 (audited)

	Base salary and fees £'000	Benefits in kind £'000	Pension Contributions £'000	Annual Bonus £'000	**Total 2006 £'000**
M Coster	37	–	–	–	**37**
D Dayan	145	5	46	694	**890**
S Bowles	89	1	17	115	**222**
R Stillwell	13	–	–	–	**13**
P Hickman	13	–	–	–	**13**
B Taylorson	9	–	–	–	**9**
Total	**306**	**6**	**63**	**809**	**1,184**

Table 2 Emoluments and fees

From 1 January to 31 December 2006 (including amounts related to service with the Fiberweb business prior to the demerger (audited))

	Base salary and fees £'000	Benefits in kind £'000	Pension Contributions £'000	Annual Bonus £'000	**Total 2006 £'000**	Total 2005 £'000
M Coster	57	–	–	–	**57**	–
D Dayan	317	13	53	694	**1,077**	198
S Bowles	100	1	17	115	**233**	–
R Stillwell	38	–	–	–	**38**	38
P Hickman	13	–	–	–	**13**	–
B Taylorson	9	–	–	–	**9**	–
Total	**534**	**14**	**70**	**809**	**1,427**	**236**

Notes to Tables 1 and 2:

1. Daniel Dayan and Simon Bowles were appointed directors of the Company on 21 July 2006. Emoluments and fees set out in Table 1 are pro-rated from their date of appointment to 31 December 2006.
2. Malcolm Coster and Richard Stillwell were appointed directors of the Company on 30 August 2006. Peter Hickman was appointed a director on 31 August 2006 and Brian Taylorson was appointed on 25 September 2006. Their fees as set out in Table 1 are pro-rated from their respective dates of appointment to the 31 December 2006.
3. Daniel Dayan received a bonus of £465,000 in December 2006 associated with the successful demerger of the Company from BBA Group. This payment was agreed by the former parent company at the commencement of Mr Dayan's employment in June 2005 and was paid by BBA. It is not the Committee's intention in the future to pay any such other bonus outside the normal operation of the Company's annual bonus plan.
4. £228,495 is the total gross bonus amount paid to Daniel Dayan under the BBA 2006 annual bonus scheme and includes £20,460 representing the gross value of 11,242 additional shares awarded under that scheme. The number of shares allocated to him including the enhancement following the deferral of his bonus is shown in Table 3.
5. £115,107 is the total gross bonus amount paid to Simon Bowles under the BBA 2006 annual bonus scheme and includes £7,907 representing the gross value of 4,345 additional shares awarded under that scheme. The number of shares allocated to him including the enhancement following the deferral of his bonus is shown in Table 3.

Directors' shareholdings

The interests (both beneficial and family interests) of the directors in office at 31 December 2006 in the ordinary share capital of the Company were as follows:

Table 3

Director	Ordinary 5p shares At date of appointment	**31 December 2006**
M Coster	–	**132,285**
D Dayan	–	**78,961**
S Bowles	–	**28,198**
R Stillwell	–	**6,000**
P Hickman	–	–
B Taylorson	–	–

Notes:

1. There were no changes in directors' interests in the share capital between 31 December 2006 and 27 February 2007.
2. Daniel Dayan's shareholding at 31 December 2006 includes 72,961 shares allocated to him on 1 December 2006 under the BBA 2006 annual bonus scheme. The shares are currently held in the Fiberweb Employee Benefit Trust. Simon Bowles' shareholding at 31 December 2006 includes 28,198 shares allocated to him on 1 December 2006 under the BBA 2006 annual bonus scheme and are currently held in the Fiberweb Employee Benefit Trust. The shares allocated under the BBA 2006 annual bonus scheme are subject to restrictions on sale or transfer and are subject to forfeiture in certain circumstances until 1 June 2007. The number of Fiberweb ordinary shares held in the Fiberweb Employee Benefit Trust as at 31 December 2007 is 150,262 including 1,217 unallocated shares.

Directors' Remuneration Report continued

Table 4 Awards under Long Term Incentive Plan ("LTIP") – (audited)

		Awards during the year	Award Date	Exercise Price	Release Date	31 December 2006
D Dayan	Demerger Award	155,634	27.11.06	Nil-cost	After the publication of results for the year ended 31 December 2008	**155,634**
	Normal Award	155,634	27.11.06	Nil-cost	After the publication of results for the year ended 31 December 2009	**155,634**
		311,268				**311,268**
S Bowles	Demerger Award	86,463	27.11.06	Nil-cost	After the publication of results for the year ended 31 December 2008	**86,463**
	Normal Award	86,463	27.11.06	Nil-cost	After the publication of results for the year ended 31 December 2009	**86,463**
		172,926				**172,926**

Notes:

1. A total of 3,235,188 share awards comprising Nil-cost or Conditional Awards or Share Appreciation Rights were granted to the executive directors and senior executives during the year under the LTIP.
2. The mid-market price of a Fiberweb plc ordinary 5p share on 29 December 2006 was 208p. The range from the date of listing to 29 December was between 176p to 210p. The average middle market quotation for the five-day period immediately preceding the date of award was 185.05p. In accordance with the Plan Rules, this was the price used to determine the number of Nil-cost awards made to the executive directors on 27 November 2006.

Non Executive Directors Remuneration

The appointment of each of the non executive directors is for a fixed term of three years. The current letters of appointment for all the non executive directors, dated 19 October 2006 and effective from the date of the demerger, are available for inspection on request. The non executive directors do not participate in any Company pension arrangements or long-term incentive plans. Appointments can be terminated by either party on three months' notice or compensation, and six months' notice or compensation in the case of the Chairman.

The level of fees for the non executive directors is determined by the Board as a whole on the recommendation of the Chairman and the executive directors. The Chairman's fees are determined by the Board on the recommendation of the Chief Executive. Fees are in line with current market practice of comparable organisations and are set taking account of the time commitment and responsibility of each non-executive director. For example, the Chairmen of the Audit and Remuneration Committees each receive an annual supplement of £6,000 on top of the base annual fee of £32,000 in recognition of the increased commitment placed upon them in performing their roles. Richard Stillwell does not receive an additional supplement for his role as Senior Independent Director.

The Chairman's base cash fee is £110,000 per annum. At appointment, and as described in the shareholder documentation produced in connection with the demerger, he agreed to invest up to £250,000 in the acquisition of the Company's shares on the open market within 30 days of the date of the demerger. His fee structure allows him to receive a fee enhancement in the form of ordinary shares equal to one-sixth of the shares he acquires. The fee enhancement will be paid to him at each six-month anniversary of his appointment until November 2009, provided he continues to hold the office as Chairman and retains his original investment and any additional shares awarded to him (apart from those sold to fund any tax or national insurance liabilities arising on the award). Mr Coster acquired 132,285 shares in December 2006 and his first fee enhancement is due to him in May 2007.

The Committee believes that this structure is entirely appropriate and takes full account of the Chairman's expected time commitment, responsibility and importance to the Company in this important stage in the Company's development.

Non executive director fees will be reviewed every two years.

Details of non executive directors' fees for 2006 are set out in Tables 1 and 2 on pages 44 and 45.

Approved by the Board on 26 February 2007 and signed on its behalf by:

Richard Stillwell
Chairman, Remuneration Committee

Statement of Directors' Responsibilities

The directors are responsible for preparing the annual report and the financial statements. The directors are responsible to prepare the financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have elected to prepare financial statements for the Group in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulations.

The directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements. In preparing the Financial Statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control and for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities, and for the preparation of the directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Independent Auditors' Report to the members of Fiberweb plc

We have audited the group financial statements of Fiberweb plc for the year ended 31 December 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the statement of recognised income and expense and the related notes 1 to 32. These group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the parent company financial statements of Fiberweb plc for the year ended 31 December 2006.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the group financial statements give a true and fair view, whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2006 and of its loss for the year then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the group financial statements.

Separate opinion in relation to IFRSs

As explained in Note 2 to the group financial statements, the group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the group financial statements give a true and fair view, in accordance with IFRSs, of the state of the group's affairs as at 31 December 2006 and its loss for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England

26 February 2007

Consolidated Income Statement

For the year ended 31st December 2006

	Note	2006 Underlying* £'m	2006 Note i £'m	2006 Total £'m	2005 Underlying* £'m	2005 Note i £'m	2005 Total £'m
Continuing operations							
Revenue	4	**584.7**	**-**	**584.7**	603.3	–	603.3
Cost of sales	5	**(476.6)**	**(35.3)**	**(511.9)**	(478.4)	(11.5)	(489.9)
Gross profit		**108.1**	**(35.3)**	**72.8**	124.9	(11.5)	113.4
Distribution costs		**(45.9)**	**-**	**(45.9)**	(44.5)	–	(44.5)
Administrative expenses		**(36.5)**	**(14.6)**	**(51.1)**	(34.8)	–	(34.8)
Other operating income		**1.2**	**-**	**1.2**	1.6	2.6	4.2
Share of profit of associated undertakings		**0.6**	**-**	**0.6**	0.7	–	0.7
Loss on disposal of associated undertakings	5	**-**	**(1.6)**	**(1.6)**	–	–	–
Restructuring costs	5	**-**	**(45.6)**	**(45.6)**	–	(4.2)	(4.2)
Operating (loss)/profit from continuing operations	4, 5	**27.5**	**(97.1)**	**(69.6)**	47.9	(13.1)	34.8
Investment income	6	**0.4**	**-**	**0.4**	1.5	–	1.5
Finance costs	6	**(15.1)**	**-**	**(15.1)**	(16.1)	–	(16.1)
(Loss)/profit before tax		**12.8**	**(97.1)**	**(84.3)**	33.3	(13.1)	20.2
Income tax	7	**(6.2)**	**21.2**	**15.0**	(9.7)	4.8	(4.9)
(Loss)/profit for the year	5	**6.6**	**(75.9)**	**(69.3)**	23.6	(8.3)	15.3
Attributable to:							
Equity holders of the parent		**6.6**	**(75.9)**	**(69.3)**	23.6	(8.3)	15.3

* Underlying trading results before items described in note i below.

Note i: Restructuring costs and non-recurring items as set out in note 5 to the Consolidated Financial Statements.

Earnings per share, attributable to the ordinary equity holders of the parent

	Note	2006	2005
From continuing operations:			
Basic	9	**(56.5)p**	**12.5p**
Diluted	9	**(56.5)p**	**12.5p**

Consolidated Balance Sheet

As at 31st December 2006

	Note	2006 £'m	2005 £'m
Non-current assets			
Intangible assets:			
Goodwill	11	**93.0**	112.0
Licences	11	**3.4**	4.3
Property, plant and equipment	12	**330.6**	406.2
Investments in associates	13	**1.4**	7.9
Trade and other receivables	15	**0.3**	0.5
		428.7	530.9
Current assets			
Inventories	14	**82.1**	84.9
Trade and other receivables	15	**97.4**	111.3
Cash and cash equivalents	15	**35.2**	25.8
Corporation tax recoverable		**2.0**	0.9
		216.7	222.9
TOTAL ASSETS		**645.4**	753.8
Current liabilities			
Trade and other payables	16	**(77.3)**	(95.0)
Tax liabilities		**(3.4)**	(6.4)
Obligations under finance leases	17	**(2.3)**	(2.4)
Bank overdrafts and loans	19	**(10.3)**	(12.1)
Loans from former parent company	19	**–**	(237.7)
Provisions	21	**(2.6)**	(2.4)
		(95.9)	(356.0)
Net current assets/(liabilities)		**120.8**	(133.1)
Non-current liabilities			
Bank loans	19	**(183.5)**	(9.4)
Other payables due after one year		**(2.5)**	(2.9)
Retirement benefit obligations	22	**(23.2)**	(27.5)
Obligations under finance leases	17	**(4.4)**	(6.5)
Deferred tax liabilities	23	**(35.3)**	(55.0)
Provisions	21	**(3.6)**	–
		(252.5)	(101.3)
TOTAL LIABILITIES		**(348.4)**	(457.3)
NET ASSETS		**297.0**	296.5
Equity attributable to equity holders of the parent			
Share capital	25	**6.1**	6.1
Share premium account	26	**84.5**	84.5
Merger reserve	26	**93.5**	93.5
Other reserve	26	**93.1**	86.3
Capital reserve	24, 26	**0.1**	–
Translation reserve	26	**(1.3)**	18.7
Hedging reserve	26	**0.5**	–
Retained earnings	26	**20.5**	7.4
TOTAL EQUITY	27	**297.0**	296.5

These financial statements were approved by the Board of Directors on 26th February 2007 and signed on its behalf by:

D Dayan
Chief Executive

S Bowles
Chief Financial Officer

Consolidated Cash Flow Statement

For the year ended 31st December 2006

	Note	2006 £'m	2005 £'m
Operating activities			
Net cash flows from operating activities	28	**44.0**	74.0
Investing activities			
Interest received		**0.4**	0.9
Purchase of property plant and equipment		**(47.8)**	(31.9)
Purchase of intangible assets		**(0.6)**	(0.1)
Proceeds from disposal of property, plant and equipment		**0.8**	–
Deferred consideration from prior year activities		**–**	(0.4)
Dividends received from associated undertakings		**0.2**	–
Proceeds on sale of associate		**5.4**	–
Acquisition of subsidiaries	29	**(2.3)**	–
Net cash outflow from investing activities		**(43.9)**	(31.5)
Financing activities			
Interest paid		**(1.8)**	(1.0)
Interest paid to related parties (net)	6	**(5.9)**	(13.9)
Interest element of finance leases paid		**(0.3)**	(0.3)
Bank facility fees paid		**(1.2)**	–
Dividends paid to related parties		**(5.5)**	(9.5)
(Repayment)/drawdown of related party loans		**(150.7)**	1.3
Drawdown/(repayment) of external loans		**177.7**	(5.2)
Decrease in finance leases		**(2.3)**	(2.3)
Increase/(decrease) in overdrafts		**0.4**	(11.8)
Net cash inflow/(outflow) from financing activities		**10.4**	(42.7)
Net increase/(decrease) in cash and cash equivalents		**10.5**	(0.2)
Foreign exchange differences		**(1.1)**	(0.3)
Cash and cash equivalents at 1st January		**25.8**	26.3
Cash and cash equivalents at 31st December	15	**35.2**	25.8
Net debt at beginning of year		**(242.3)**	(255.5)
Increase/(decrease) in cash and cash equivalents		**10.5**	(0.2)
(Increase)/decrease in external loans		**(177.3)**	5.2
Bank loans acquired	29	**(0.4)**	–
Facility fees paid		**1.2**	–
Facility fees amortised		**(0.1)**	–
Decrease in finance leases		**2.3**	2.3
Decrease/(increase) in loans from former parent company		**150.7**	(1.3)
(Increase)/decrease in overdrafts		**(0.4)**	11.8
Loans waived by former parent company	26	**90.0**	–
Loans capitalised by former parent company	26	**87.4**	–
Non-cash transfer of subsidiary investments		**(101.5)**	–
Foreign exchange differences		**14.6**	(4.6)
Net debt at end of year		**(165.3)**	(242.3)
Comprising:			
Overdrafts		**(0.6)**	(0.2)
Bank loans		**(194.3)**	(21.3)
Less: unamortised prepaid facility fees		**1.1**	–
Loans from former parent company		**–**	(237.7)
Bank overdrafts and loans	19	**(193.8)**	(259.2)
Finance leases	17	**(6.7)**	(8.9)
Cash and cash equivalents	15	**35.2**	25.8
Net debt at end of year		**(165.3)**	(242.3)

Consolidated Statement of Recognised Income and Expense For the year ended 31st December 2006

	Note	2006 £'m	2005 £'m
Exchange (losses)/gains on translation of foreign operations	26	**(20.0)**	18.7
Gain on interest rate swap	26	**0.5**	–
Capital contribution through waiver of net debt by former parent company	26	**90.0**	–
Actuarial losses on defined benefit pension schemes	22, 26	**(0.3)**	(7.5)
Tax on items recognised directly in equity	7	**–**	2.8
Net income recognised directly in equity		**70.2**	14.0
(Loss)/profit for the year		**(69.3)**	15.3
Total recognised income for the year	27	**0.9**	29.3

Notes to the Consolidated Financial Statements

1. General information

Fiberweb plc is a company incorporated in the United Kingdom on 22nd January 2006 under the Companies Act 1985. The address of the registered office is given on page 88. The nature of the Group's operations and its principal activities are set out in the Directors' Report on pages 33 and 34 and in the Business Review on pages 12 to 29.

These financial statements are presented in pounds sterling because that is the currency of the ultimate parent company. Foreign operations are included in accordance with the policies set out in note 2.

2. Accounting Policies

Basis of preparation

The consolidated financial statements are prepared on an historical cost basis, adjusted for certain derivative financial instruments which are stated at fair value.

The Company has elected to prepare its parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Policies ("UK GAAP"); the parent company balance sheet as at 31st December 2006 is presented on page 81.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"). The financial statements have also been prepared in accordance with IFRSs adopted by the European Union ("EU") and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

IFRS7: Financial Instruments: Disclosures

IFRS8: Operating Segments

IFRIC5: Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC8: Scope of IFRS2

IFRIC9: Reassessment of Embedded Derivatives

IFRIC10: Interim Reporting and Impairments

IFRIC11: IFRS2 – Group and Treasury Share Transactions

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group, except for additional disclosures on capital and financial instruments, when the relevant Standards come into effect for periods commencing on or after 1st January 2007.

On 17th November 2006, the Fiberweb businesses were demerged from BBA Group plc ("BBA" or "former parent company") and the ordinary shares of Fiberweb plc ("Fiberweb" or "the Company") were listed on the London Stock Exchange. As part of the demerger process, the Fiberweb businesses were reorganised under Fiberweb plc, still under the common control of BBA and therefore outside the scope of IFRS 3: "Business Combinations". In accordance with the guidance of FRS 6 "Acquisitions and Mergers", these consolidated financial statements have been presented as if the Fiberweb Group had existed independently from 1st January 2005.

As part of the demerger process, Listing Particulars were issued which included financial information for the Fiberweb businesses for the years ended 31st December 2004 and 31st December 2005, and the six months ended 30th June 2006 as if the reorganisation had taken place on 1st January 2004, including certain allocations of costs/losses and income/gains incurred by BBA on behalf of the Fiberweb businesses. This financial information was prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses of the Materials Technology Division of BBA that now form the Fiberweb Group, as if they had been part of the Fiberweb Group for all periods presented. Transactions and balances between companies and businesses forming part of the Fiberweb Group were eliminated.

Invested capital represented all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also included long term group funding and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which were retained by BBA. When the demerger became effective, invested capital was replaced by share capital, a profit and loss account and other reserves. The comparative information presented here excludes certain charges and gains allocated to Fiberweb by BBA and certain legal entities included in the financial information presented in the Listing Particulars, but not legally incurred by or transferred to an entity of Fiberweb.

Transactions and balances between the companies and businesses forming part of the Fiberweb Group and those companies and businesses retained by BBA are disclosed in note 31, Related Party Transactions.

The principal accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented.

Basis of consolidation

Subsidiaries are entities controlled by Fiberweb. Control exists when Fiberweb has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the Group's financial statements from the date that control commences until the date that control ceases in accordance with the acquisition method of accounting. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

2. **Accounting Policies** continued

Basis of consolidation continued

For the purposes of these accounts, the subsidiaries transferred to Fiberweb as part of the demerger restructuring process have not been accounted for as acquired during the period, but have been presented as if they had been controlled by Fiberweb throughout the period.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through the participation in the financial and operating decisions of the investee. Investments in associated undertakings are stated at cost, plus the Group's share of post-acquisition reserves, less provision for impairment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill on acquisitions, being the excess of fair value of the consideration paid over the fair value of the net assets acquired, is capitalised and tested for impairment on an annual basis, or more frequently when there is an indication that there may be an impairment. For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of the unit. An impairment loss recognised for goodwill is not reversed in subsequent period.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts, subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group in the normal course of business, net of discounts, VAT and other sales related taxes and excluding intercompany transactions and sales by associated undertakings.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

Fiberweb operates two share-based compensation plans which are detailed in the report on Directors' Remuneration on pages 41 to 46 and in note 24. The equity-settled share-based payments under these schemes are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest.

No expense is recognised (and any previously recognised expense is reversed) for awards that do not ultimately vest, except where vesting is conditional upon a measure linked to Fiberweb plc's share price ("a market condition") or other market conditions. The likelihood of achieving the market condition is taken into account in the fair value and, therefore, the award is treated as vesting irrespective of whether or not the market condition is satisfied, provided that any other performance condition is met.

When an award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately in the income statement.

The cost of share-based compensation schemes is recognised as an expense within staff costs in the income statement.

2. **Accounting Policies** continued

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases), the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31st December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement. Where monetary assets and liabilities have been designated effective hedges against net investments in foreign operations, the exchange gains and losses arising on those assets and liabilities are taken directly to reserves.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to reserves, subject to the requirements of IAS 21 "The Effect of Changes in Foreign Exchange Rates". All other translation differences are taken to the income statement.

Derivative financial instruments have been accounted for and presented under IAS 39 "Financial Instruments: Recognition and Measurement". Derivative financial instruments utilised by the Group comprise foreign exchange contracts, interest rate swaps and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on hedges is deferred in the hedging reserve until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Operating profit

Operating profit is stated after charging restructuring costs and after the share of results of associates but before investment income and finance costs.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates that have been enacted or substantially enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

2. **Accounting Policies** continued

Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and provision for impairment. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Building	40 years maximum
Plant and Machinery (including essential commissioning costs)	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Intangible assets excluding goodwill

Licenses are shown at amortised cost. Amortisation provided on the cost of licenses is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset, excluding goodwill, and is calculated on a straight line basis over its useful life.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in, first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term, highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

2. Accounting Policies continued

Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables
Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

Critical accounting judgements and key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets
Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash-generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £93.0 million (2005: £112.0 million) and £330.6 million (2005: £406.2 million) respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 11 and 12.

Pensions and other post-retirement benefits
Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £23.2 million (2005: £27.5 million). Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 22.

3. Group results post incorporation

Fiberweb plc was incorporated on 22nd January 2006. During 2006, the Group generated underlying profit before tax of £1.7 million in the period prior to incorporation and £11.1 million in the period post incorporation. All restructuring costs and non-recurring items occurred in the period after the incorporation of Fiberweb plc. (see note 5).

4. Segmental information

The Group's primary segments are geographic on the basis of the underlying operational management structure and reporting hierarchy. The geographic segments then comprise businesses supplying the hygiene and industrial nonwovens markets. All segments include operations consisting of the manufacture and sale of nonwoven materials.

Geographical segments

2006	Europe £'m	North America £'m	Rest of World £'m	Eliminations £'m	Total £'m
External sales by origin	270.1	275.4	39.2	–	**584.7**
External sales by destination	249.6	277.9	57.2	–	**584.7**
Inter-segment sales	9.1	12.5	0.5	(22.1)	**-**
Underlying operating profit	16.2	7.4	3.9	–	**27.5**
Restructuring costs and other non-recurring items	(31.2)	(64.2)	(1.7)	–	**(97.1)**
Segment result *	(15.0)	(56.8)	2.2	–	**(69.6)**
Investment income					**0.4**
Finance costs					**(15.1)**
Loss before tax					**(84.3)**
Tax					**15.0**
Loss for the year					**(69.3)**

* Segment result includes £0.1 million profit of associates within Europe (2005: £0.2 million) and £0.5 million within Rest of World (2005: £0.5 million) respectively.

4. Segmental information continued

Other information

	Europe £'m	North America £'m	Rest of World £'m	Total £'m
Capital additions	26.2	23.4	4.1	**53.7**
Depreciation and amortisation	17.2	18.0	3.2	**38.4**
Impairment losses recognised in profit or loss	4.4	27.8	–	**32.2**
Asset write downs recognised in profit or loss	11.4	25.6	0.5	**37.5**
Balance sheet				
Assets:				
Segment assets, excluding corporation tax recoverable	307.9	281.6	52.5	**642.0**
Interests in associates	1.4	–	–	**1.4**
Consolidated total assets, excluding corporation tax recoverable	309.3	281.6	52.5	**643.4**
Unallocated corporate assets				**2.0**
Total consolidated assets				**645.4**
Liabilities:				
Segment liabilities, excluding tax liabilities and debt	54.2	50.8	4.2	**109.2**
Unallocated corporate liabilities				**239.2**
Consolidated total liabilities				**348.4**

Geographical segments

2005	Europe £'m	North America £'m	Rest of World £'m	Eliminations £'m	Total £'m
External sales by origin	276.9	290.8	35.6	–	**603.3**
External sales by destination	258.7	297.5	47.1	–	**603.3**
Inter-segment sales	11.3	6.0	3.1	(20.4)	**–**
Underlying operating profit	26.6	16.7	4.6	–	**47.9**
Restructuring costs and other non-recurring items	(1.8)	(11.2)	(0.1)	–	**(13.1)**
Segment result from continuing operations*	24.8	5.5	4.5	–	**34.8**
Investment income					**1.5**
Finance costs					**(16.1)**
Profit before tax					**20.2**
Tax					**(4.9)**
Profit for the year					**15.3**

* Segment result includes £0.2 million profit of associates within Europe and £0.5 million within Rest of World respectively.

4. Segmental information continued

Other information

	Europe £'m	North America £'m	Rest of World £'m	Total £'m
Capital additions	11.9	17.0	3.5	**32.4**
Depreciation and amortisation	18.8	21.6	3.3	**43.7**
Impairment losses recognised in profit or loss	0.3	11.2	–	**11.5**
Asset write downs recognised in profit or loss	0.4	1.4	1.2	**3.0**
Balance sheet				
Assets:				
Segment assets, excluding corporation tax recoverable	308.0	375.3	61.7	**745.0**
Interests in associates	1.4	–	6.5	**7.9**
Consolidated total assets, excluding corporation tax recoverable	309.4	375.3	68.2	**752.9**
Unallocated corporate assets				**0.9**
Consolidated total assets				**753.8**
Liabilities:				
Segment liabilities, excluding corporation tax and debt	47.3	67.3	13.2	**127.8**
Unallocated corporate liabilities				**329.5**
Consolidated total liabilities				**457.3**

Business segments

2006	Hygiene £'m	Industrial £'m	Unallocated Corporate £'m	Total £'m
External sales by origin	381.5	203.2	–	**584.7**
Underlying operating profit	14.5	14.7	(1.7)	**27.5**
Restructuring costs and other non-recurring items	(82.8)	(14.3)	–	**(97.1)**
Segment result from continuing operations*	(68.3)	0.4	(1.7)	**(69.6)**
Capital additions	39.0	14.2	0.5	**53.7**
Assets	443.8	178.6	21.0	**643.4**
Depreciation and amortisation	29.0	9.4	–	**38.4**

* Segment result includes £0.6 million profit of associates within hygiene and £nil within industrial respectively.

2005	Hygiene £'m	Industrial £'m	Unallocated Corporate £'m	Total £'m
External sales by origin	409.8	193.5	–	**603.3**
Underlying operating profit	28.9	21.2	(2.2)	**47.9**
Restructuring costs and other non-recurring items	(12.6)	(0.5)	–	**(13.1)**
Segment result from continuing operations*	16.3	20.7	(2.2)	**34.8**
Capital additions	22.5	9.9	–	**32.4**
Assets	541.1	205.7	6.1	**752.9**
Depreciation and amortisation	34.6	9.1	–	**43.7**

* Segment result includes £0.7 million profit of associates within hygiene and £nil within industrial respectively.

All sales arise from the sale of goods.

Notes to the Consolidated Financial Statements continued

5. Profit/(loss) for the year

Profit/(loss) for the year is stated after charging/(crediting):

	Note	2006 £'m	2005 £'m
Net foreign exchange gains		**(0.2)**	(0.5)
Research and development costs		**8.8**	7.1
Depreciation of property, plant and equipment	12	**37.2**	42.6
Impairment and write downs of property, plant and equipment	12	**69.7**	14.5
Amortisation of intangible assets (included in administration expenses)	11	**1.2**	1.1
Impairment of goodwill	11	**14.6**	–
Total depreciation and amortisation expense		**122.7**	58.2
Total employee costs	10	**101.1**	97.1
Cost of inventories recognised as an expense		**474.8**	478.3
Write downs of inventories recognised as an expense:			
– underlying		**1.8**	0.1
– non-recurring		**0.4**	–
Total write downs of inventories recognised as an expense		**2.2**	0.1

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £97.1 million (2005: £13.1 million). The main items included within this are:

- Non-recurring cost of sales £35.3 million (2005: £11.5 million). This includes a £21.0 million impairment charge in relation to a small number of Fiberweb wipes lines, arising as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe and North America. It also includes £3.2 million of impairment in relation to the cotton bleaching business at Griswoldville, which reflects the impact of increased competitive pressures, principally arising from cheaper imports. The Group has also recognised a charge of £6.1 million in respect of surplus capacity in the Fiberweb North America industrial business in the face of a softening in the US construction market and £5.0 million charge in respect of some European hygiene lines written down, as the cost effectiveness of the older technology adversely affects the price competitiveness, and therefore the future sales potential, of the products. The 2005 charge relates to the impairment of production lines within the Fiberweb North America hygiene business; these impairments arose as a result of the negative impact on margins of increased energy costs and polypropylene prices, and due to changes in customer demands for specialist products.
- Non-recurring other operating income £nil (2005: £2.6 million). The 2005 income primarily relates to a curtailment gain on a post-retirement medical benefit scheme, following the amendment of member benefits.
- Non-recurring administrative expenses £14.6 million (2005: £nil). This represents the impairment of goodwill relating to Tecnofibra. This impairment arises as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe.
- Restructuring costs £45.6 million (2005: £4.2 million). This includes line and asset write downs of £26.7 million and severance and other closure costs of £11.0 million associated primarily with the rationalisation of the North American hygiene business. It also includes a charge of £7.9 million in relation to line and asset impairment and redundancy costs at Terram, where restructuring is underway to close one of the company's two production lines in response to increased utility and polymer costs and price pressure caused by new capacity commissioned by two competitors. The 2005 charge of £4.2 million principally comprises rationalisation costs in Fiberweb USA and Sweden.
- Loss of £1.6 million (2005: £nil) on disposal of associate CNC Thailand (see note 13).

The analysis of auditors' remuneration is as follows:

	2006 £'m	2005 £'m
Audit services		
Fees payable to the company's auditors for the audit of the company's annual accounts	**1.0**	0.7
Total	**1.0**	0.7

The Company audit fee is included within the Group audit fee in the current year and cannot be separately identified.

Fees payable to Deloitte & Touche LLP for non-audit services were £50,000 (2005: £10,000) in respect of taxation services.

6. Investment income and finance costs

	2006 £'m	2005 £'m
Interest on bank deposits	**0.4**	1.1
Changes in fair value of derivatives held for trading	**–**	0.4
Total investment income	**0.4**	1.5
Interest on bank loans and overdrafts	**(2.4)**	(1.2)
Interest on obligations under finance leases	**(0.3)**	(0.3)
Interest on loans from the former parent company	**(12.1)**	(13.9)
Net finance expense from pension schemes (note 22)	**(1.0)**	(0.9)
Other finance costs	**(0.1)**	–
	(15.9)	(16.3)
Less: amounts included in the cost of qualifying assets	**0.8**	0.2
Total finance costs	**(15.1)**	(16.1)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate to expenditure on such assets in the range of 2.7% to 4.5%, according to the interest rates applicable to the relevant countries incurring the costs.

Interest payable of £12.1 million (2005: £13.9 million) on loans from the former parent company includes an amount of £6.2 million (2005: £nil) which was capitalised as part of the pre-demerger restructuring of these loans, leaving an amount of £5.9 million (2005: £13.9 million) that was paid prior to the demerger.

7. Taxation

	2006 £'m	2005 £'m
Current tax		
Current income tax charge on underlying activities	**4.3**	7.6
Current income tax credit on non-recurring activities	**(0.3)**	–
Adjustments in respect of previous periods	**(1.0)**	(0.4)
Deferred tax		
Origination and reversal of temporary differences on underlying activities	**3.0**	2.8
Origination and reversal of temporary differences on non-recurring activities	**(20.9)**	(4.8)
Adjustments in respect of previous periods	**(0.1)**	(0.3)
Income tax (credit)/expense for the year	**(15.0)**	4.9

Current tax all relates to overseas operations. All of the income tax relates to continuing operations. Domestic income tax is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total income tax (credit)/expense for the year can be reconciled to the total accounting profit as follows:

	2006 £'m	2005 £'m
(Loss)/profit before tax:		
Continuing operations	**(84.3)**	20.2
Blended tax rate	**39.8%**	28.2%
(Loss)/profit before tax multiplied by the blended rate	**(33.6)**	5.7
Share of results of associates	**0.3**	(0.1)
Expenses not deductible for tax purposes	**7.0**	1.9
Items on which deferred tax has not been recognised	**3.0**	(1.1)
Adjustments in respect of previous periods	**(1.1)**	(0.7)
Surrender of losses to former parent company	**9.4**	0.7
Tax rate changes	**–**	(1.5)
Tax (credit)/expense for the year	**(15.0)**	4.9
Overall effective tax rate	**17.8%**	24.3%
Effective tax rate on underlying losses/profits	**48.4%**	29.1%

7. Taxation continued

The applicable tax rate of 39.8% (2005: 28.2%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, a net £nil million (2005: £2.8 million) has been charged to equity in the period, comprising an offsetting £0.2 million credit to equity in the period in respect of actuarial losses on pensions and a £0.2 million charge to equity in the period in respect of fair value adjustments on financial instruments.

The underlying effective tax rate of 48.4% is high as a result of certain deferred tax assets not having been recognised because their ultimate recoverability is not sufficiently assured.

8. Dividends

	2006 £'m	2005 £'m
Amounts recognised as distributions to equity holders in the period:		
Dividends paid to former parent company prior to demerger	**5.5**	9.5
Proposed final dividend for the period ended 31st December 2006 of 3.95 pence (2005: nil) per share	**4.8**	–

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

9. Earnings per share

	Continuing operations	
Earnings	**2006 £'m**	2005 £'m
Basic and diluted:		
(Loss)/profit for the period – basic earnings attributable to ordinary shareholders	**(69.3)**	15.3
Restructuring costs and non-recurring items	**97.1**	13.1
Tax on restructuring costs and non-recurring items	**(21.2)**	(4.8)
Adjusted earnings	**6.6**	23.6

Number of shares		
Weighted average number of 5p ordinary shares:		
For basic earnings per share	**122,440,375**	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375

Earnings per share		
Basic:		
Adjusted	**5.4p**	**19.3p**
Unadjusted	**(56.5)p**	**12.5p**
Diluted:		
Adjusted	**5.4p**	**19.3p**
Unadjusted	**(56.5)p**	**12.5p**

Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

The number of ordinary shares in issue immediately after the demerger has been used as the weighted average number for the period prior to demerger.

10. Employees

Average monthly number (including executive directors)	2006 Number	2005 Number
By region		
Europe	**1,311**	1,269
North America	**1,327**	1,355
Rest of World	**310**	295
	2,948	2,919
By market		
Hygiene	**1,936**	2,086
Industrial	**1,012**	833
	2,948	2,919

Employment costs	£'m	£'m
Wages and salaries	**81.2**	80.4
Social security costs	**16.5**	15.8
Pension costs (note 22)	**3.3**	0.9
Expense of share-based payments (note 24)	**0.1**	–
	101.1	97.1

11. Intangible assets

	Goodwill £'m	Licences £'m	Total £'m
Cost			
At 1st January 2005	106.6	5.9	112.5
Exchange adjustments	4.7	0.4	5.1
Acquisitions in prior years	0.7	–	0.7
Additions	–	0.1	0.1
At 1st January 2006	112.0	6.4	118.4
Exchange adjustments	(7.4)	(0.7)	(8.1)
Acquisitions (see note 29)	2.6	0.2	2.8
Additions	–	0.6	0.6
At 31st December 2006	**107.2**	**6.5**	**113.7**
Amortisation and impairment			
At 1st January 2005	–	(1.0)	(1.0)
Exchange adjustments	–	–	–
Charge for the year	–	(1.1)	(1.1)
At 1st January 2006	–	(2.1)	(2.1)
Exchange adjustments	0.4	0.2	0.6
Charge for the year	(14.6)	(1.2)	(15.8)
At 31st December 2006	**(14.2)**	**(3.1)**	**(17.3)**
Carrying amount:			
31st December 2006	**93.0**	**3.4**	**96.4**
31st December 2005	112.0	4.3	116.3

Licences are amortised over the period to which they relate, which is on average five years.

11. Intangible assets continued

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units ("CGUs") that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2006 £'m	2005 £'m
Veratec	**48.2**	52.5
Tecnofibra	–	14.5
Tenotex	**22.3**	22.7
US Industrial (Reemay and Superior)	**13.9**	15.9
AQF	**5.0**	5.7
Other – several CGUs	**3.6**	0.7
	93.0	112.0

The £0.7 million goodwill arising in the year ended 31st December 2005 in respect of acquisitions in prior years results from the finalisation of fair value exercises.

The business tests goodwill for impairment annually or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management and extrapolates cash flows for the following years based on an estimated growth rate of up to 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows is 10%.

12. Property, plant and equipment

	Land & Buildings £'m	Fixtures & Equipment £'m	Total £'m
Cost or valuation			
At 1st January 2005	112.3	528.7	641.0
Exchange adjustments	4.7	22.9	27.6
Additions	4.8	27.5	32.3
Disposals	–	(1.1)	(1.1)
Other asset write downs	–	(6.2)	(6.2)
At 1st January 2006	121.8	571.8	693.6
Exchange adjustments	(8.2)	(33.1)	(41.3)
Acquisition of businesses (see note 29)	0.7	0.8	1.5
Additions	7.4	45.7	53.1
Disposals	(0.1)	(0.9)	(1.0)
Transfers between categories	2.3	(2.3)	–
Asset write downs in respect of non-recurring items	(6.2)	(94.8)	(101.0)
Other asset write downs	–	(0.8)	(0.8)
At 31st December 2006	**117.7**	**486.4**	**604.1**

12. Property, plant and equipment continued

Accumulated depreciation and impairment	Land & Buildings £'m	Fixtures & Equipment £'m	Total £'m
At 1st January 2005	(26.9)	(200.3)	(227.2)
Exchange adjustments	(1.9)	(8.5)	(10.4)
Depreciation charge for the year	(3.8)	(38.8)	(42.6)
Disposals	–	1.1	1.1
Impairments	–	(11.5)	(11.5)
Other asset write downs	0.1	3.1	3.2
At 1st January 2006	(32.5)	(254.9)	(287.4)
Exchange adjustments	2.8	15.7	18.5
Depreciation charge for the year	(4.0)	(33.2)	(37.2)
Disposals	–	0.5	0.5
Impairments	(5.6)	(26.6)	(32.2)
Transfers between categories	(0.6)	0.6	–
Asset write downs in respect of non-recurring items	3.1	61.0	64.1
Other asset write downs	–	0.2	0.2
At 31st December 2006	**(36.8)**	**(236.7)**	**(273.5)**
Carrying amount:			
31st December 2006	**80.9**	**249.7**	**330.6**
31st December 2005	89.3	316.9	406.2

Capital commitments	2006 £'m	2005 £'m
Capital expenditure contracted for but not provided	**3.6**	6.9

The carrying amount of the Group's fixtures and equipment includes an amount of £8.9 million (2005: £8.9 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.0%.

Asset write downs of £36.9 million (2005: £nil) in respect of non-recurring items relating to the restructuring and non-recurring items are discussed in detail in note 5.

13. Interests in associates

	2006 £'m	2005 £'m
Cost of investment in associates	**2.5**	7.8
Share of post acquisition profit, net of dividends received	**(1.1)**	0.1
	1.4	7.9

In November 2006, the Group sold its 50% undertaking in CNC International Co. Ltd for £5.4 million/US$10.2 million. The Group recognised a book loss of £1.6 million on the transaction. Proceeds from the sale were used to repay part of the revolving credit facility drawn down by Fiberweb on demerger.

The names and interests in major associated undertakings and joint ventures are shown in note 32.

Aggregated amounts relating to associates:

	2006 £'m	2005 £'m
Total assets	**4.5**	24.3
Total liabilities	**(1.1)**	(10.4)
Net assets	**3.4**	13.9
Revenue	**21.0**	22.6
Profit for the year	**1.6**	1.5
Business share of profit for the year	**0.6**	0.7

Notes to the Consolidated Financial Statements continued

14. Inventories

	2006 £'m	2005 £'m
Raw materials	**29.7**	31.7
Work-in-progress	**12.1**	8.7
Finished goods	**40.3**	44.5
	82.1	84.9

15. Other financial assets

Trade and other receivables

	2006 £'m	2005 £'m
Trade receivables	**75.8**	92.6
Amounts owed by former parent company	**4.5**	4.1
Other receivables, prepayments and accrued income	**17.1**	14.6
Trade and other receivables due within one year	**97.4**	111.3
Trade and other receivables due after one year	**0.3**	0.5
	97.7	111.8

The average credit period taken on sales of goods is 48 days (2005: 57 days). No interest is charged on the receivables paid within their due date. Thereafter, the seller reserves the right to charge interest on the overdue outstanding balance at rates ranging from 1.5% to 4% above the bank base interest rate of the relevant jurisdiction. An allowance has been made for estimated irrecoverable amounts from the sale of goods of £1.3 million (2005: £2.2 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Amounts owed by the former parent company include £3.5 million (2005: £3.5 million) in respect of indemnities against corporation tax liabilities in accordance with the terms of the Demerger Agreement.

Cash and cash equivalents

	2006 £'m	2005 £'m
Bank balances	**34.6**	25.8
Short term bank deposits not repayable on demand	**0.6**	–
Cash and cash equivalents	**35.2**	25.8

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Group has some concentration of credit risk. However the Group's major customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure.

16. Trade and other payables

	2006 £'m	2005 £'m
Trade payables	**48.6**	57.6
Other taxation and social security	**3.2**	2.4
Amounts owed to former parent company	**–**	14.9
Other payables	**17.5**	11.4
Accruals and deferred income	**8.0**	8.7
	77.3	95.0

The directors consider that the carrying amount of trade and other payables approximates their fair value.

17. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2006 £'m	2005 £'m	2006 £'m	2005 £'m
Amounts payable under finance leases:				
Within one year	**2.6**	2.7	**2.3**	2.4
In the second to fifth years inclusive	**4.6**	7.0	**4.4**	6.5
	7.2	9.7	**6.7**	8.9
Less: future finance charges	**(0.5)**	(0.8)	**n/a**	n/a
Present value of lease obligations	**6.7**	8.9	**6.7**	8.9
Less: amounts due for settlement within one year (shown under current liabilities)			**(2.3)**	(2.4)
			4.4	6.5

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the year ended 31st December 2006, the average effective borrowing rate was 4.0% (2005: 2.7%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: euros £2.0 million (2005: £3.0 million) and Swedish krona £4.7 million (2005: £5.9 million).

The fair value of the Group's lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

18. Operating lease arrangements

The Group as lessee

	2006 £'m	2005 £'m
Minimum lease payments under operating leases recognised as an expense in the year	**3.4**	3.7

At the balance sheet date, the business has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2006 £'m	2005 £'m
Within one year	**2.5**	3.2
In the second to fifth years inclusive	**6.1**	9.8
After five years	**5.2**	10.2
	13.8	23.2

Operating lease payments represent amounts payable by the Group for certain of its office properties, plant and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for plants and warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

Notes to the Consolidated Financial Statements continued

19. Bank overdrafts and loans

	2006 £'m	2005 £'m
Bank overdrafts	**0.6**	0.2
Bank loans	**192.9**	20.9
Former parent company financing	**–**	237.7
Loans other than from banks	**0.3**	0.4
	193.8	259.2

The borrowings are repayable as follows:

	2006 £'m	2005 £'m
On demand or within one year	**10.3**	249.8
In the second year	**2.7**	5.9
In the third to fifth years inclusive	**180.8**	3.5
	193.8	259.2
Less: Amount due for settlement within one year (shown under current liabilities)	**(10.3)**	(249.8)
Amounts due for settlement after more than one year	**183.5**	9.4

The fair value of the Group's borrowings is not materially different from their carrying values.

The former parent company financing did not have defined repayment terms but was repaid during the year on demerger; accordingly these loans have been classified as repayable within one year as at 31st December 2005.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

31st December 2006	US dollar £'m	euro £'m	Swedish krona £'m	Sterling £'m	Other £'m	Total £'m
Bank overdrafts	–	0.6	–	–	–	0.6
Bank loans	93.4	85.4	14.1	–	–	192.9
Loans other than from banks	–	0.3	–	–	–	0.3
	93.4	**86.3**	**14.1**	**–**	**–**	**193.8**
31st December 2005						
Bank overdrafts	–	0.2	–	–	–	0.2
Bank loans	13.9	7.0	–	–	–	20.9
Former parent company financing	114.0	77.3	38.1	11.0	(2.7)	237.7
Loans other than from banks	–	0.4	–	–	–	0.4
	127.9	84.9	38.1	11.0	(2.7)	259.2

The average interest rates on borrowings from unrelated third parties are as follows:

	2006	2005
US dollar	**6.65%**	4.5%
euro	**5.05%**	3.0%
Swedish krona	**4.41%**	–

Since demerger, the Group borrows mainly under a $439.5 million multi currency, revolving credit facility ('RCF') provided by a syndicate of several international banks, maturing in 2011. Borrowings under this facility are in euro, US Dollars and Swedish krona for maturities up to six months. All amounts drawn down are at floating interest rateskAmounts owed under the RCF are shown as maturing between 3 and 5 years.

The majority of borrowings are arranged at floating rates, thus exposing the group to interest rate risk. The effective rates on borrowings are not materially different from their nominal interest rates.

Bank overdrafts are repayable on demand. The business has secured loans of £2.5 million (2005: £3.9 million). The RCF is secured by way of a series of guarantees from overseas businesses in respect of the parent's liabilities. All other bank loans are unsecured, although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries.

At year end the Group had available $84.0 million of undrawn committed borrowing facilities.

20. Derivative financial instruments

Cash flow hedges:	2006 Assets £'m	2006 Liabilities £'m	2005 Assets £'m	2005 Liabilities £'m
	Fair Values			
Interest rate swaps	**0.5**	**–**	–	–
Analysed as maturing in:				
– two to five years	**0.5**	**–**	–	–

The fair values of all derivative financial instruments shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and payables.

Currency Risks

The overall policy of Fiberweb is to use borrowings in currency to manage the currency risk arising from overseas subsidiaries. The currency profile of borrowings under the RCF broadly mirrors the currency profile of the Group's net assets. Foreign currency-denominated borrowings are designated as net investment hedges. No derivatives are used to manage currency risk arising from investments. It is the Group's policy not to undertake speculative currency transactions.

Fiberweb's business is characterised by a relatively low level of cross border activity, and therefore the Group has little transactional currency exposure. Overall, the volume of transactions with a currency impact is below 10% of turnover. However, the Group's policy is that, where significant transactional exposures exist, these exposures should be hedged with maturities not to exceed twelve months.

Changes in the fair value of foreign exchange contracts taken out to hedge transactional risk are taken to the income statement. As at 31st December 2006, the Group had committed to a notional amount of £5.7 million (2005: £nil) of forward contracts to buy or sell foreign currency. The fair value of such transactions was £nil.

Interest Rate Risks

The Group's policy is to use a combination of debt and derivative instruments to hedge portions of its interest rate exposure for varying periods, up to the maturity of its underlying borrowing facilities. The Group entered into a series of interest rate swaps for a total of $100.0 million, whereby it pays a fixed rate of 4.80% and receives floating rate. The swaps mature in 2011 and have been designated interest risk hedges. The fair market value of the swaps was $1.0 million (£0.5 million) at year end and the gain has been credited to the hedging reserve (note 26).

Commodity Risks

The Group has commodity raw material price exposure to a number of raw materials, mainly polypropylene and, to a lesser extent, polyester and polyethylene. The Group manages its exposure to polypropylene and others through a combination of business arrangements with suppliers and customers, which neutralise part of the exposure, and derivative instruments including fixed price swaps and futures contracts.

At 31st December 2006, no commodity derivatives were outstanding.

Treasury transactions in respect of managing commodity risk in the period prior to demerger and flotation were managed by BBA at Group level, and the impact of this activity was not transferred to Fiberweb entities on demerger.

21. Provisions

	Restructuring provisions £'m
As at 1st January 2006	2.4
Exchange rate adjustments	(0.5)
Charged in the year	8.9
Utilised in the year	(4.6)
As at 31st December 2006	**6.2**

Restructuring provisions represent costs provided in relation to obligations existing at the balance sheet date for reorganisation in respect of the rationalisation of Terram and the further restructuring of the US hygiene business. The provision brought forward relates to the initial restructuring of the US hygiene business. Amounts payable after more than one year comprise rent obligations in respect of an onerous lease provision in North America.

Analysed as:	2006 £'m	2005 £'m
Current liabilities	**2.6**	2.4
Non-current liabilities	**3.6**	–
	6.2	2.4

22. Pensions and other post-retirement benefits

The Group operates a number of pension plans worldwide. The majority of these are defined contribution in nature. The normal pension cost for the Group, including early retirement costs, was £3.3 million (2005: £0.9 million) of which £3.1 million (2005: £0.6 million) was in respect of foreign schemes. This includes £2.1 million (2005: £2.3 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's foreign pension schemes mainly relate to defined contribution plans. There are also a number of funded final salary defined benefit pension arrangements principally in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19 the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31st December 2006. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
p.a. (%)	**2006**	2005	2004	**2006**	2005	2004
Discount rate	**5.8**	5.5	6.0	**4.6**	4.5	5.1
Rate of increase to pensionable salaries	**3.0**	3.0	3.8	**3.0**	3.4	2.4
Price inflation	**2.8**	2.8	2.8	**2.1**	2.1	1.5
Rate of increase to pensions in payment	–	–	–	**1.9**	1.8	1.0
Rate of healthcare cost increases	9% reducing to 5% over the next 4 years			–	–	–

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America			Rest of World			Total		
	2006 £'m	2005 £'m	2004 £'m	**2006 £'m**	2005 £'m	2004 £'m	**2006 £'m**	2005 £'m	2004 £'m
Assets									
Equities	**14.2**	14.2	12.2	**0.5**	0.5	0.3	**14.7**	14.7	12.5
Government bonds	**1.8**	1.9	1.5	**0.1**	0.1	0.1	**1.9**	2.0	1.6
Corporate bonds	**11.7**	13.5	–	–	–	–	**11.7**	13.5	–
Other	**1.1**	0.3	11.2	–	–	–	**1.1**	0.3	11.2
Total fair value of scheme assets	**28.8**	29.9	24.9	**0.6**	0.6	0.4	**29.4**	30.5	25.3
Obligations									
Present value of funded defined benefit obligations	**(38.7)**	(43.7)	(35.3)	**(0.4)**	(0.5)	(0.4)	**(39.1)**	(44.2)	(35.7)
Present value of unfunded defined benefit obligations	**(7.3)**	(7.4)	(8.8)	**(6.2)**	(6.4)	(3.8)	**(13.5)**	(13.8)	(12.6)
Total value of scheme obligations	**(46.0)**	(51.1)	(44.1)	**(6.6)**	(6.9)	(4.2)	**(52.6)**	(58.0)	(48.3)
Liability recognised on the balance sheet date	**(17.2)**	(21.2)	(19.2)	**(6.0)**	(6.3)	(3.8)	**(23.2)**	(27.5)	(23.0)

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

The expected rates of return reflect the Group's best estimate of the investment returns (net of tax and expenses) that will be earned on each asset class over the long term. The expected return on assets in the analysis of the income statement is based on weighted average returns using these rates, and taking into account the asset allocation of each plan.

22. Pensions and other post-retirement benefits continued

%	North America 2006	2005	2004
Long term expected return on assets			
Equities	**8.8**	8.3	8.5
Government bonds	**4.8**	4.7	5.5
Corporate bonds	**5.8**	5.1	5.5
Other	**3.0**	4.0	3.0
Total	**7.3**	6.6	5.8

	North America		Rest of World		Total	
Analysis of income statement charge	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m
Current service cost	**0.3**	0.2	**0.8**	0.8	**1.1**	1.0
Interest cost	**2.7**	2.6	**0.2**	0.1	**2.9**	2.7
Expected return on assets	**(1.9)**	(1.8)	**-**	–	**(1.9)**	(1.8)
Immediate recognition of gains arising over the year	**-**	–	**(0.1)**	–	**(0.1)**	–
(Gains)/losses due to settlements, curtailments and termination benefits	**0.2**	(2.5)	**-**	–	**0.2**	(2.5)
Expense recognised in income statement	**1.3**	(1.5)	**0.9**	0.9	**2.2**	(0.6)

Current service costs, curtailment gains/losses and termination benefits in respect of underlying trading operations have been recognised in the income statement within administrative expenses. Curtailment gains/losses in respect of non-recurring restructuring activity have been recognised in the income statement in restructuring costs. Net interest payable has been recognised within finance costs (see note 6).

	North America		Rest of World		Total	
Changes to the fair value of scheme assets during the year	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m
Fair value of scheme assets at beginning of year	**29.9**	24.9	**0.6**	0.4	**30.5**	25.3
Expected return on assets	**1.9**	1.8	**-**	–	**1.9**	1.8
Actual employer contributions	**3.2**	3.2	**1.0**	0.5	**4.2**	3.7
Contributions by plan participants	**0.1**	0.1	**-**	–	**0.1**	0.1
Net benefits paid out	**(3.1)**	(2.7)	**(1.0)**	(0.5)	**(4.1)**	(3.2)
Actuarial gains/(losses) on assets	**0.5**	(0.4)	**0.1**	0.1	**0.6**	(0.3)
Foreign currency exchange rate changes	**(3.7)**	3.0	**(0.1)**	0.1	**(3.8)**	3.1
Fair value of plan assets at end of year	**28.8**	29.9	**0.6**	0.6	**29.4**	30.5

	North America		Rest of World		Total	
Changes to the defined benefit obligation during the year	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m
Defined benefit obligation at beginning of year	**51.1**	44.1	**6.9**	4.2	**58.0**	48.3
Current service cost	**0.3**	0.2	**0.8**	0.8	**1.1**	1.0
Interest cost	**2.7**	2.6	**0.2**	0.1	**2.9**	2.7
Contributions by plan participants	**0.1**	0.1	**-**	–	**0.1**	0.1
Actuarial (gains)/losses on scheme liabilities *	**1.0**	4.1	**(0.1)**	3.1	**0.9**	7.2
Net benefits paid out	**(3.1)**	(2.7)	**(1.0)**	(0.5)	**(4.1)**	(3.2)
Gains due to settlements and curtailments	**(0.1)**	(2.5)	**-**	–	**(0.1)**	(2.5)
Termination benefits	**0.3**	–	**-**	–	**0.3**	–
Foreign currency exchange rate changes	**(6.3)**	5.2	**(0.2)**	(0.8)	**(6.5)**	4.4
Defined benefit obligation at end of year	**46.0**	51.1	**6.6**	6.9	**52.6**	58.0

* Includes changes to the actuarial assumptions

22. Pensions and other post-retirement benefits continued

	North America		Rest of World		Total	
	2006 £'m	2005 £'m	**2006 £'m**	2005 £'m	**2006 £'m**	2005 £'m
Actual return on scheme assets	**2.4**	1.4	**0.1**	–	**2.5**	1.4
Analysis of amounts recognised in the Statement of Recognised Income and Expense						
Total actuarial (losses)/gains recognised in the year	**(0.5)**	(4.5)	**0.2**	(3.0)	**(0.3)**	(7.5)
Total losses in the Statement of Recognised Income and Expense	**(0.5)**	(4.5)	**0.2**	(3.0)	**(0.3)**	(7.5)
Cumulative amount of losses recognised in the Statement of Recognised Income and Expense	**(6.2)**	(5.7)	**(1.5)**	(3.0)	**(7.7)**	(8.7)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.1 million and increase the net liability by £0.8 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £0.1 million and reduce the net liability by £0.7 million.

	North America			Rest of World			Total		
History of Asset Values, Defined Benefit Obligations	**2006 £'m**	2005 £'m	2004 £'m	**2006 £'m**	2005 £'m	2004 £'m	**2006 £'m**	2005 £'m	2004 £'m
Fair value of assets	**28.8**	29.9	24.9	**0.6**	0.6	0.4	**29.4**	30.5	25.3
Defined benefit obligations	**46.0**	51.1	44.1	**6.6**	6.9	4.2	**52.6**	58.0	48.3
Deficit	**(17.2)**	(21.2)	(19.2)	**(6.0)**	(6.3)	(3.8)	**(23.2)**	(27.5)	(23.0)
Experience (losses)/gains on scheme assets	**0.5**	(0.4)	0.8	**0.1**	0.1	0.1	**0.6**	(0.3)	0.9
Experience losses on scheme liabilities	**(1.4)**	(0.6)	(0.8)	**-**	(1.8)	(0.1)	**(1.4)**	(2.4)	(0.9)

	North America £'m	Rest of World £'m	Total £'m
Employer contributions in 2007 are estimated to be as follows:	3.3	0.3	3.6

BBA Income and Protection Plan

The employees of the Group's UK operations participated in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan in the period prior to demerger. The BBA Income and Protection Plan shared risks between entities in the BBA Group and the Fiberweb Group. No apportionment of the assets and liabilities of this scheme has been made to the Group in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses would be recognised in the financial statements of the sponsoring employer of the plan, BBA Group plc.

The contribution payable by Group entities to the BBA Income and Protection Plan is determined with reference to the salaries of the employees of Group entities who participate in the scheme. The charge recognised in the period was £0.2 million (2005: £0.3 million). As from the demerger, the Group has no obligation to make further contributions to this scheme.

The following information has been presented in respect of the BBA Income and Protection Plan as a whole:

Changes to the present value of the defined benefit obligation during the year	**2006 £'m**	2005 £'m	2004 £'m
Defined benefit obligation at beginning of year	**452.2**	415.3	388.0
Current service cost	**4.7**	4.7	5.7
Interest cost	**21.2**	21.8	21.0
Contributions by plan participants	**0.9**	0.9	1.1
Actuarial losses on scheme liabilities*	**6.8**	25.4	20.6
Net benefits paid out	**(20.0)**	(16.0)	(21.2)
Past service cost	**-**	0.1	0.1
Gain due to settlement and curtailments	**(1.6)**	–	–
Defined benefit obligation at end of year	**464.2**	452.2	415.3

* Includes changes to actuarial assumptions.

22. Pensions and other post-retirement benefits continued

Changes to the fair value of scheme assets during the year	2006 £'m	United Kingdom 2005 £'m	2004 £'m
Fair value of scheme assets at beginning of year	**436.8**	381.9	368.9
Expected return on assets	**24.6**	23.8	23.2
Actual employer contributions	**9.2**	8.7	4.5
Contributions by plan participants	**0.9**	0.9	1.1
Actuarial gains on assets	**1.4**	37.5	5.4
Net benefits paid out	**(20.0)**	(16.0)	(21.2)
Defined benefit obligation at end of year	**452.9**	436.8	381.9

The fair value of the assets and liabilities of the scheme at each balance sheet date were:

		United Kingdom		
Assets	**2006 £'m**	2005 £'m	2004 £'m	2003 £'m
Equities	**128.8**	123.4	119.2	130.6
Government bonds	**159.0**	162.4	205.9	192.1
Corporate bonds	**87.2**	78.1	–	–
Other	**77.9**	72.9	56.8	46.2
Total fair value of scheme assets	**452.9**	436.8	381.9	368.9
Present value of defined benefit obligations	**464.2**	452.2	415.3	388.0
Liability recognised on BBA's balance sheet	**(11.3)**	(15.4)	(33.4)	(19.1)

In accordance with IAS 19, and subject to materiality, the latest actuarial valuation of the scheme has been reviewed and updated as at 31st December 2006. The following weighted average financial assumptions have been adopted:

		United Kingdom		
	2006 p.a. %	2005 p.a. %	2004 p.a. %	2003 p.a. %
Discount rate	**5.1**	4.8	5.3	5.5
Rate of increase to pensionable salaries	**4.4**	4.4	4.4	4.3
Price inflation	**2.9**	2.9	2.9	2.8
Rate of increase to pensions in payment	**2.9**	2.8	2.7	2.7
Long term expected return on assets				
Equities	**8.8**	8.8	8.8	8.8
Government bonds	**4.5**	4.0	5.0	5.0
Corporate bonds	**5.0**	4.5	–	–
Other	**7.0**	6.5	5.6	5.6

The BBA Income and Protection Plan does not provide for post retirement medical benefits. Therefore, a 1% increase or decrease in assumed medical cost trend rates would have no effect on the aggregate charge in the income statement or the net liability.

Notes to the Consolidated Financial Statements continued

23. Deferred tax

	Fixed assets £'m	Other assets £'m	Goodwill and intangibles £'m	Tax losses and tax credits £'m	Retirement benefits £'m	Total £'m
At 1st January 2006	(62.8)	0.9	(4.4)	2.0	9.3	(55.0)
Charged in year	19.5	2.7	(1.7)	(0.6)	(1.9)	18.0
Recognised directly in equity	–	(0.2)	–	–	0.2	–
Exchange adjustments	2.4	(0.3)	0.3	0.1	(0.6)	1.7
At 31st December 2006	**(40.9)**	**3.1**	**(5.8)**	**1.3**	**7.0**	**(35.3)**

In accordance with IAS 12, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2006 £'m	2005 £'m
Deferred tax liabilities	**(35.3)**	(55.0)
Deferred tax assets	–	–
	(35.3)	(55.0)

At the balance sheet date, the Group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £10.0 million (2005: £8.3 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be predicted accurately at this time. The Group's tax losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £7.6 million (2005: £6.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

24. Share based payments

Up to the date of demerger, certain directors and employees of Fiberweb were entitled to participate in the share option schemes of the former parent company. A credit of £0.8 million (2005: an expense of £1.6 million) was taken by BBA Group plc in respect of these schemes in accordance with IFRS 2.

Since demerger, Fiberweb has issued its own share-based payment compensation plans. The Group recognised a total expense, within staff costs, in relation to share-based payments under equity settled schemes of £0.1 million (2005: nil).

The schemes in operation during the year are as follows:

Demerger Share Plan ("DSP")

The DSP provides for the grant of free shares in the form of contingent shares. The award of shares under the DSP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected two year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a Total Shareholder Return ("TSR") market based performance condition. The remaining fifty per cent are governed by an Earnings per Share ("EPS") performance condition.

DSP awards of 2,091,250 shares were granted during the year. The Group recognised a total expense in relation to DSP awards of £72,000 (2005: nil). Awards outstanding at the end of the year were 2,091,250 (2005: nil). The weighted average fair value of the DSP awards during the period is 148.2 pence per share or £3.1 million total.

Long Term Incentive Plan ("LTIP")

The LTIP provides for the grant of free shares in the form of contingent shares. The award of shares under the LTIP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected three year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a TSR market based performance condition. The remaining fifty per cent is governed by an EPS performance condition.

LTIP awards of 1,143,938 were granted during the year. The Group recognised a total expense in relation to LTIP awards of £27,000 (2005: nil). Awards outstanding at the end of the year were 1,143,938 (2005: nil). The weighted average fair value of the LTIP awards during the period is 150.9 pence per share or £1.7 million total.

24. Share based payments continued

Fair value assumptions

The fair value of shares awarded under the plans has been calculated using the market value of shares adjusted to take into account the TSR market based performance condition where applicable. The calculation has been performed using the Stochastic pricing model. The assumptions made in performing the calculation for each award are listed below:

2006	DSP	LTIP
Grant date	27th November 2006	27th November 2006
Number of participants	100	28
Performance period	2 years	3 years
Stochastic model assumptions:		
– Share price at grant date (pence)	188.75	188.75
– Exercise price (pence)	–	–
– Volatility	28.0%	28.0%
– Expected dividend yield	2.5%	2.5%
Fair value of shares:		
– TSR element (pence)	107.59	113.06
– EPS element (pence)	188.75	188.75

Expected volatility for the grants is based on the historical volatility taking into account the expected vesting term for each grant. Awards of shares with no exercise price are not affected by the risk free rate of interest. In calculating the income statement charge in relation to the EPS element of the plans, an expected vesting percentage of 30% has been applied to the fair values. This vesting percentage has been calculated after taking into account expected staff retention rates and the probabilities attached to attainment of the performance condition.

The total charge for the year relating to employee share-based payment plans was £0.1 million (2005: nil), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge to the income statement was £45,000 (2005: nil).

25. Share capital

	2006 £'m	2005 £'m
Authorised: 200 million (2005: 200 million) ordinary shares of 5p (2005: 5p) each	**10.0**	10.0
Issued and fully paid ordinary shares of 5p	**6.1**	6.1

Number of shares in issue

Beginning and end of year	**122,440,375**	122,440,375

The Company has one class of ordinary shares which carry no right to fixed income.

Fiberweb plc issued two £1 shares to former parent company BBA plc ("BBA") on 3rd April 2006. The £1 shares were converted to ordinary 5p shares on 7th September 2006 and a further 100 shares were issued at par to BBA, bringing their total holding to 140 shares. 5,588,944 shares were issued at £2.00 on 7th September 2006 in exchange for shares in Terram Limited. 57,778,925 shares were issued at £1.48 in exchange for shares in Fiberweb's US operations on 15th November 2006. A further 59,072,366 shares were issued on demerger on 16th November 2006 at £1.48 in relation to the debt converted by the former parent company.

In accordance with the requirements of merger accounting, the Group has recorded the premiums on the shares issued in satisfaction of the acquisition of Terram and the US businesses, of £10.9 million and £82.6 million respectively, as a total credit of £93.5 million to the merger reserve (see note 26).

26. Movements on reserves

	Share premium £'m	Merger reserve £'m	Other reserve £'m	Capital reserve £'m	Hedging reserve £'m	Translation reserve £'m	Retained Earnings £'m
As at 1st January 2005	84.5	93.5	86.3	–	–	–	6.3
Exchange differences on translation of foreign operations	–	–	–	–	–	18.7	–
Actuarial losses	–	–	–	–	–	–	(7.5)
Deferred tax on items taken directly to reserves	–	–	–	–	–	–	2.8
Profit for the year	–	–	–	–	–	–	15.3
Dividends paid to former parent company	–	–	–	–	–	–	(9.5)
As at 1st January 2006	84.5	93.5	86.3	–	–	18.7	7.4
Exchange differences on translation of foreign operations	–	–	–	–	–	(20.0)	–
Actuarial losses	–	–	–	–	–	–	(0.3)
Loss for the year	–	–	–	–	–	–	(69.3)
Dividends paid to former parent company	–	–	–	–	–	–	(5.5)
Increase in fair value of cash flow hedging derivatives	–	–	–	–	0.5	–	–
Share option costs	–	–	–	0.1	–	–	–
Adjustments on demerger	–	–	6.8	–	–	–	(1.8)
Capital contribution by former parent company	–	–	–	–	–	–	90.0
As at 31st December 2006	**84.5**	**93.5**	**93.1**	**0.1**	**0.5**	**(1.3)**	**20.5**

On demerger, BBA waived loans owed to it by Fiberweb entities totalling £90.0 million and created distributable reserves in Fiberweb plc. BBA also converted £87.4 million of debt to equity in Fiberweb plc.

The merger reserve comprises the excess between the nominal value of the shares issued in consideration of the transfer of subsidiaries and the book value of those subsidiary investments transferred (see note 25).

The other reserve comprises adjustments in respect of the Group reorganisation which took place as part of the demerger. This reserve primarily represents the difference between the capital structure of the Fiberweb entities that were owned directly by BBA prior to the demerger and the capital structure of Fiberweb plc and its subsidiaries after completion of the demerger restructuring. This reserve is not distributable.

The capital reserve represents amounts accrued in respect of the cost of equity-settled share options in accordance with IFRS 2 "Share-based Payments" (see note 24).

The hedging reserve represents unrealised gains or losses on hedge instruments.

The translation reserve represents the gains or losses on translation of the Group's overseas subsidiaries.

27. Reconciliation of movements in total shareholders' equity

	2006 £'m	2005 £'m
Total recognised income for the period	**0.9**	29.3
Equity dividends paid to former parent company	**(5.5)**	(9.5)
Movement on reserve for share option costs	**0.1**	–
Other	**5.0**	–
Net movement in total shareholders' equity for the period	**0.5**	19.8
Total shareholders' equity at beginning of period	**296.5**	276.7
Total shareholders' equity at end of period	**297.0**	296.5

Other movements during the period principally comprise the capitalisation of loans from the former parent company to Fiberweb subsidiaries in 2006.

28. Cash flow from operating activities

	2006 £'m	2005 £'m
Operating (loss)/profit from continuing operations	**(69.6)**	34.8
Share of profit from associates	**(0.6)**	(0.7)
(Loss)/profit from operations	**(70.2)**	34.1
Depreciation of property, plant and equipment	**37.2**	42.6
Amortisation of intangible assets	**1.2**	1.1
Profit on sale of property, plant and equipment	**(0.3)**	(0.2)
Increase in provisions	**4.3**	1.6
Additional pension scheme contributions	**(3.1)**	(2.7)
Share-based payments	**0.1**	–
Loss on disposal of CNC (see note 13)	**1.6**	–
Goodwill impairment (see note 11)	**14.6**	–
Non-recurring impairment and asset write downs (see note 12)	**69.1**	11.5
Other non-cash items	**(0.6)**	0.4
Operating cash flows before movement in working capital	**53.9**	88.4
Increase in working capital	**(3.1)**	(7.8)
Cash generated by operations	**50.8**	80.6
Income taxes paid	**(6.8)**	(6.6)
Net cash from operating activities	**44.0**	74.0

29. Acquisition of subsidiary undertakings

The Group acquired the entire issued share capital of Blowitex Vliesstoffe International GmbH ("Blowitex") on 1st April 2006. The Directors have performed an exercise to establish the provisional fair value of the assets and liabilities of this acquisition. The goodwill arising on the acquisition was £2.6 million (note 11).

	Book and provisional fair value to the Group £'m
Intangible assets	0.2
Property, plant and equipment	1.5
Inventories	0.7
Receivables	1.0
Payables	(2.6)
Taxation	(0.2)
Net borrowings	(0.4)
Net assets	0.2
Goodwill	2.6
Cash consideration (including deferred consideration)	2.8
Deferred consideration	(0.5)
Net cash consideration in the year	2.3

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercise.

29. Acquisition of subsidiary undertakings continued

There were no acquisitions during the year ended 31st December 2005.

The acquisition of Blowitex contributed £1.0 million to the Group profit before tax, £0.2 million to net operating cash flows, paid £0.2 million in respect of taxation, paid £0.1 million in respect of capital expenditure and utilised £nil million for other investing activities.

If the acquisition had been completed on 1st January 2006, total revenue for the year from acquisitions would have been £14.4 million and the loss for the year would have been lower by £0.2 million.

30. Contingent liabilities

The Fiberweb business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The Directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon Fiberweb's financial position.

31. Related party transactions

Transactions between Fiberweb plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between Fiberweb and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel of the Group is set out below in aggregate. Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 41 to 46.

	2006 £'m	2005 £'m
Short-term benefits	**2.9**	1.8
Post-employment benefits	**0.1**	0.1
Termination benefits	**0.4**	0.6
Share-based payments	**–**	0.8
	3.4	3.3

Other related party transactions

	2006 £'m	2005 £'m
Dividends to BBA Group (see note 8)	**5.5**	9.5
Costs recharged to Group entities by BBA Group	**0.6**	0.5
Insurance premiums recharged to Group entities by BBA Group	**3.7**	4.3
Net interest payable to BBA Group (see note 6)	**(12.1)**	(13.9)
Net amounts owed by/(due to) BBA Group		
– debt (see note 19)	**–**	(237.7)
– other payables (see note 16)	**–**	(14.9)
– tax indemnity (see note 15)	**3.5**	3.5
– other (see note 15)	**1.0**	0.6

As part of the demerger transaction, £90.0 million of debt owed by Fiberweb to BBA was waived by BBA and £87.4 million of debt owed by Fiberweb to BBA was capitalised. Further information with respect to these transactions is detailed in note 26.

Contributions made during the period to the BBA income and protection plan amounted to £0.2 million (2005: £0.3 million) – see note 22.

During the year, an entity in the Group rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity until his retirement in September 2006. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the period amounted to £0.1 million (2005: £0.1 million).

On the 17th November 2006, the Fiberweb plc Group was listed on the London Stock Exchange. Fiberweb plc is the parent and controlling entity of the Group. Prior to this date, the ultimate parent and controlling entity of the Group was BBA Aviation plc (formerly BBA Group plc).

32. Subsidiary and associated undertakings

The following is a list of the principal subsidiary and associated undertakings of the Group as at 31st December 2006, each of which is wholly-owned unless otherwise stated.

Name	Former name	Country of incorporation and principal operation
Subsidiaries		
Fiberweb Bidim Industria e Comecio de Nao-Tecidos Ltda	Bidim Industria e Comecio Ltda	Brazil
Fiberweb China Airlaid Company Limited	BBA (China) Airlaid Company Limited	China
Fiberweb France SAS		France
Fiberweb Holdings France SAS	BBA France SAS	France
Fiberweb Holdings Deutschland GmbH		Germany
Fiberweb Berlin GmbH	BBA Nonwovens Berlin GmbH	Germany
Fiberweb Corovin GmbH	Corovin GmbH	Germany
Fiberweb Linotec Developments GmbH	Linotec Developments GmbH	Germany
Terram Geotextilien GmbH		Germany
Fiberweb Industrial Nonwovens GmbH	BBA Industrial Nonwovens GmbH	Germany
Fiberweb Joint Venture Holdings GmbH	BBA JV Holdings 2 GmbH	Germany
Fiberweb Blowitex GmbH	Blowitex GmbH	Germany
Fiberweb Asia Pacific Limited	BBA Nonwovens Asia Pacific Limited	Hong Kong
Fiberweb Italia SpA	BBA Fiberweb Italia SpA	Italy
Fiberweb Korma SpA	Korma SpA	Italy
Fiberweb Tecnofibra Srl	BBA Fiberweb Tecnofibra Srl	Italy
Tenotex SpA		Italy
Fiberweb de Mexico SA de CV	Veratec de Mexico SA de CV	Mexico
Fiberweb Non Wovens Mexico SA de CV	BBA Non Wovens Mexico SA de CV	Mexico
Fiberweb Veratec SA de CV	Servicios Veratec SA de CV	Mexico
Fiberweb Tenotex SAU	BBA Fiberweb Tenotex SAU	Spain
Fiberweb Holdings SLU	BBA Fiberweb Holdings SLU	Spain
Fiberweb Holdings AB	BBA Fiberweb Holdings AB	Sweden
Fiberweb Industrial Holdings Sweden AB	BBA Industrial Holdings Sweden AB	Sweden
Fiberweb Sweden AB	BBA Fiberweb Sweden AB	Sweden
Fiberweb Switzerland AG	BBA Nonwovens Asia Pacific AG	Switzerland
Fiberweb Holdings Limited *		UK
Fiberweb US Holdings Limited *		UK
Terram Limited *		UK
Fiberweb Simpsonville Incorporated	BBA Nonwovens Simpsonville Incorporated	USA
Fiberweb Washougal Incorporated	BBA Nonwovens Washougal Incorporated	USA
Fiberweb Incorporated	Reemay Incorporated	USA
Fiberweb Industrial Textiles Incorporated	BBA Industrial Textiles Incorporated	USA
Fiberweb USA Holdings Incorporated		USA
Fiberweb China Holdings BV	BBA China Holdings BV	Netherlands
Fiberweb Holdings Netherlands BV	BBA Holdings Netherlands BV	Netherlands

Joint ventures and other investments	% owned	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwovens Products Co.	15	Saudi Arabia
Cordustex (Pty) Limited	10	South Africa

* Shares owned directly by Fiberweb plc.

Independent Auditors' Report to the members of Fiberweb plc

We have audited the parent company financial statements of Fiberweb plc for the year ended 31 December 2006 which comprise the balance sheet and the related notes 1 to 12. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the group financial statements of Fiberweb plc for the year ended 31 December 2006 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the parent company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, England

26 February 2007

Company Balance Sheet

as at 31st December 2006

	Note	2006 £'m
Fixed assets		
Investments in subsidiaries	3	**353.5**
Property, plant and equipment	4	**3.9**
		357.4
Current assets		
Debtors	5	**5.1**
Cash at bank and in hand		**0.5**
		5.6
Creditors – amounts falling due within one year		
Trade and other creditors	6	**(2.9)**
Net current assets		**2.7**
Total assets less current liabilities		**360.1**
Creditors – amounts falling due after more than one year		
Bank loans	7	**(180.2)**
NET ASSETS		**179.9**
EQUITY		
Called-up share capital	9	**6.1**
Share premium account	10	**84.5**
Profit and loss account	11	**89.3**
	12	**179.9**

The financial statements were approved by the Board of directors and authorised for issue on 26th February 2007. They were signed on its behalf by:

Simon Bowles
Director

As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. Fiberweb plc reported a loss for its first financial period ended 31st December 2006 of £0.7 million.

The Company audit fee is included within the Group audit fee in the current year and cannot be separately identified.

The accompanying notes are an integral part of this balance sheet.

Notes to the Company Balance Sheet

1. Basis of accounting

The financial statements have been prepared using the historical cost convention and in accordance with applicable United Kingdom law and accounting standards.

The principal accounting policies are set out below. They have all been applied consistently throughout the period.

The Company has taken advantage of the exemption contained in FRS1 "Cash Flow Statements" and has not produced a cash flow statement.

The Company has taken advantage of the exemption contained in FRS8 "Related Party Transactions" and has not reported transactions with fellow Group undertakings.

Investments

Investments in subsidiary and associated undertakings are stated at cost less provision for impairment. Given that Group Reconstruction Relief is available under section 132 of the Companies Act 1985 ("the Act"), the Company has taken advantage of the related option under section 133 (1) of the Act to record the cost of the investments in Terram and Fiberweb US Holdings Limited, at the nominal value of the shares issued in satisfaction of the acquisition.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

Derivative financial instruments are accounted for and presented under FRS26 (Revised) "Financial Instruments – Measurement" and FRS25 "Financial Instruments – Disclosure and Presentation". Derivative financial instruments utilised by the company comprise foreign exchange contracts, interest rate swaps and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on hedges is deferred in reserves until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial instruments

Financial assets and financial liabilities are recognised on the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

Share-based payments

Fiberweb plc operates two share-based compensation plans which are detailed in the Directors' Remuneration Report on pages 41 to 46 and in note 8 to the Company Balance Sheet. The equity-settled share-based payments under these schemes are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest.

No expense is recognised (and any previously recognised expense is reversed) for awards that do not ultimately vest, except where vesting is conditional upon a measure linked to Fiberweb plc's share price ("a market condition") or other market conditions. The likelihood of achieving the market condition is taken into account in the fair value and, therefore, the award is treated as vesting irrespective of whether or not the market condition is satisfied, provided that any other performance condition is met.

1. **Basis of accounting** continued

Share-based payments continued

When an award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately in the income statement.

The cost of share-based compensation schemes is recognised as an expense within staff costs in the income statement.

Tangible fixed assets

Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Leasehold improvements	over the term of the lease
Office fixtures and equipment	3-5 years
Plant and equipment	10 years

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases), the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Pension and post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

2. Dividends

In respect of the current year, the directors propose that a final dividend of 3.95 pence per share will be paid to shareholders on 29th May 2007. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with FRS 21 "Events after the Balance Sheet Date" has not been recorded as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 27th April 2007. The total estimated dividend payable is £4.8 million.

3. Investments

	Investment in subsidiaries £'m	Loans to subsidiaries £'m	Total £'m
Cost			
Additions in the period	3.2	–	3.2
Loans advanced in the period	–	353.7	353.7
Exchange gains/(losses)	–	(3.4)	(3.4)
As at 31st December 2006	**3.2**	**350.3**	**353.5**
Carrying value at 31st December 2006	3.2	350.3	353.3

Notes to the Company Balance Sheet continued

3. Investments continued

The following is a list of the principal subsidiary and associated undertakings of the Group as at 31st December 2006, each of which is wholly-owned unless otherwise stated. Subsidiaries marked + are owned directly by the company.

Name	Former name	Country of incorporation and principal operation
Subsidiaries		
Fiberweb Bidim Industria e Comecio de Nao-Tecidos Ltda	Bidim Industria e Comecio Ltda	Brazil
Fiberweb China Airlaid Company Limited	BBA (China) Airlaid Company Limited	China
Fiberweb France SAS		France
Fiberweb Holdings France SAS	BBA France SAS	France
Fiberweb Holdings Deutschland GmbH		Germany
Fiberweb Berlin GmbH	BBA Nonwovens Berlin GmbH	Germany
Fiberweb Corovin GmbH	Corovin GmbH	Germany
Fiberweb Linotec Developments GmbH	Linotec Developments GmbH	Germany
Terram Geotextilien GmbH		Germany
Fiberweb Industrial Nonwovens GmbH	BBA Industrial Nonwovens GmbH	Germany
Fiberweb Joint Venture Holdings GmbH	BBA JV Holdings 2 GmbH	Germany
Fiberweb Blowitex GmbH	Blowitex GmbH	Germany
Fiberweb Asia Pacific Limited	BBA Nonwovens Asia Pacific Limited	Hong Kong
Fiberweb Italia SpA	BBA Fiberweb Italia SpA	Italy
Fiberweb Korma SpA	Korma SpA	Italy
Fiberweb Tecnofibra Srl	BBA Fiberweb Tecnofibra Srl	Italy
Tenotex SpA		Italy
Fiberweb de Mexico SA de CV	Veratec de Mexico SA de CV	Mexico
Fiberweb Non Wovens Mexico SA de CV	BBA Non Wovens Mexico SA de CV	Mexico
Fiberweb Veratec SA de CV	Servicios Veratec SA de CV	Mexico
Fiberweb Tenotex SAU	BBA Fiberweb Tenotex SAU	Spain
Fiberweb Holdings SLU	BBA Fiberweb Holdings SLU	Spain
Fiberweb Holdings AB	BBA Fiberweb Holdings AB	Sweden
Fiberweb Industrial Holdings Sweden AB	BBA Industrial Holdings Sweden AB	Sweden
Fiberweb Sweden AB	BBA Fiberweb Sweden AB	Sweden
Fiberweb Switzerland AG	BBA Nonwovens Asia Pacific AG	Switzerland
Fiberweb Holdings Limited +		UK
Fiberweb US Holdings Limited +		UK
Terram Limited+		UK
Fiberweb Simpsonville Incorporated	BBA Nonwovens Simpsonville Incorporated	USA
Fiberweb Washougal Incorporated	BBA Nonwovens Washougal Incorporated	USA
Fiberweb Incorporated	Reemay Incorporated	USA
Fiberweb Industrial Textiles Incorporated	BBA Industrial Textiles Incorporated	USA
Fiberweb USA Holdings Incorporated		USA
Fiberweb China Holdings BV	BBA China Holdings BV	Netherlands
Fiberweb Holdings Netherlands BV	BBA Holdings Netherlands BV	Netherlands

Joint ventures and other investments	% owned	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwovens Products Co.	15	Saudi
Cordustex (Pty) Limited	10	South Africa

4. Property, plant and equipment

	Leasehold improvements £'m	Fixtures & fittings £'m	Plant & machinery £'m	Total £'m
Cost				
Additions in the period	–	0.3	–	0.3
Transferred from former parent company	0.2	–	3.5	3.7
As at 31st December 2006	**0.2**	**0.3**	**3.5**	**4.0**
Depreciation				
Charged in the period	–	–	0.1	0.1
As at 31st December 2006	**–**	**–**	**0.1**	**0.1**
Net book value at 31st December 2006	0.2	0.3	3.4	3.9

Assets transferred from the former parent company were charged through the loan from the former parent.

5. Debtors

	2006 £'m
Amounts owed by subsidiary undertakings	**0.5**
Amounts owed by former parent company	**1.0**
Other debtors	**0.1**
Prepayments	**2.7**
VAT recoverable	**0.8**
	5.1

6. Creditors – amounts falling due within one year

	2006 £'m
Trade creditors	**0.8**
Accruals and deferred income	**1.5**
Other taxes and social security	**0.6**
	2.9

7. Creditors – amounts falling due after more than one year

	2006 £'m
Bank loans – repayable between two and five years	**181.3**
Less: unamortised prepaid facility fees	**(1.1)**
	180.2

Since demerger, the Group borrows mainly under a $439.5 million multi currency, revolving credit facility ('RCF') provided by a syndicate of several international banks, maturing in 2011. Borrowings under that facility are in euro, US Dollars and Swedish Krona for maturities up to six months. All drawdowns are on floating interest rates. The effective rates on borrowings are not materially different from their nominal interest rates.

The RCF is secured by way of a series of guarantees from overseas businesses in respect of the parent's liabilities. All other bank loans are unsecured, although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries

At year end the group had available $84.0 million of undrawn committed borrowing facilities.

Notes to the Company Balance Sheet continued

8. Share-based payments

Up to the date of demerger, certain directors and employees of Fiberweb were entitled to participate in the share option schemes of the former parent company. A credit of £0.8 million (2005: an expense of £1.6 million) was taken by BBA Group plc in respect of these schemes in accordance with IFRS 2.

Since demerger, Fiberweb has issued its own share-based payment compensation plans. The Company recognised a total expense, within staff costs, in relation to share-based payments under equity settled schemes of £0.1 million (2005: nil).

The schemes in operation during the year are as follows.

Demerger Share Plan ("DSP")
The DSP provides for the grant of free shares in the form of contingent shares. The award of shares under the DSP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected two year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a Total Shareholder Return ("TSR") market based performance condition. The remaining fifty per cent are governed by an Earnings per Share ("EPS") performance condition.

DSP awards of 2,091,250 shares were granted during the year. The Company recognised a total expense in relation to DSP awards of £72,000 (2005: nil). Awards outstanding at the end of the year were 2,091,250 (2005: nil). The weighted average fair value of the DSP awards during the period is 148.2 pence per share or £3.1 million total.

Long Term Incentive Plan ("LTIP")
The LTIP provides for the grant of free shares in the form of contingent shares. The award of shares under the LTIP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected three year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a TSR market based performance condition. The remaining fifty per cent is governed by an EPS performance condition.

LTIP awards of 1,143,938 were granted during the year. The Company recognised a total expense in relation to LTIP awards of £27,000 (2005: nil). Awards outstanding at the end of the year were 1,143,938 (2005: nil). The weighted average fair value of the LTIP awards during the period is 150.9 pence per share or £1.7 million in total.

Fair value assumptions
The fair value of shares awarded under the plans has been calculated using the market value of shares adjusted to take into account the TSR market based performance condition where applicable. The calculation has been performed using the Stochastic pricing model. The assumptions made in performing the calculation for each award are listed below:

2006	**DSP**	**LTIP**
Grant date	27th November 2006	27th November 2006
Number of participants	100	28
Performance period	2 years	3 years
Stochastic model assumptions:		
– Share price at grant date (pence)	188.75	188.75
– Exercise price (pence)	–	–
– Volatility	28.0%	28.0%
– Expected dividend yield	2.5%	2.5%
Fair value of shares:		
– TSR element (pence)	107.59	113.06
– EPS element (pence)	188.75	188.75

Expected volatility for the grants is based on the historical volatility taking into account the expected vesting term for each grant. Awards of shares with no exercise price are not affected by the risk free rate of interest. In calculating the income statement charge in relation to the EPS element of the plans, an expected vesting percentage of 30% has been applied to the fair values. This vesting percentage has been calculated after taking into account expected staff retention rates and the probabilities attached to attainment of the performance condition.

The total charge for the year relating to employee share-based payment plans was £0.1 million (2005: nil), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge to the income statement was £45,000 (2005: nil).

9. Called-up share capital

	2006 £'m
Authorised: 200 million ordinary shares of 5p each	**10.0**
Issued and fully paid ordinary shares of 5p	**6.1**

Number of shares in issue

Beginning and end of year	**122,440,375**

Fiberweb plc was incorporated on 22nd January 2006.

Fiberweb plc issued two £1 shares to former parent company BBA plc ("BBA") on 3rd April 2006. The £1 shares were converted to ordinary 5p shares on 7th September 2006 and a further 100 shares were issued at par to BBA, bringing their total holding to 140 shares. 5,588,944 shares were issued at £2.00 on 7th September 2006 in exchange for shares in Terram Limited. 57,778,925 shares were issued at £1.48 in exchange for shares in Fiberweb's US operations on 15th November 2006. A further 59,072,366 shares were issued on demerger on 16th November 2006 at £1.48 in relation to the debt converted by the former parent company.

Given that Group Reconstruction Relief is available under section 132 of the Companies Act 1985 ("the Act"), the Company has taken advantage of the related option under section 133 (1) of the Act to record the cost of the investments in Terram and Fiberweb US Holdings Limited, at the nominal value of the shares issued in satisfaction of the acquisition.

10. Share premium account

	2006 £'m
Premium arising on issue of equity shares	**84.5**
As at 31st December 2006	**84.5**

11. Profit and loss account

	2006 £'m
Capital contribution from former parent company	**90.0**
Loss for the period	**(0.7)**
As at 31st December 2006	**89.3**

12. Reconciliation of movements in equity shareholders' funds

	2006 £'m
Net loss for the period	**(0.7)**
Capital contribution from former parent company	**90.0**
Issue of share capital	**90.6**
As at 31st December 2006	**179.9**

Equity comprises share capital, share premium and retained earnings.

Shareholder Information

Analysis of Shareholdings

	Number of shareholders	% of total	Number of shares	% of share capital
Size of holding				
Ordinary shareholdings at 31 December 2006				
1 – 1,000	3,883	79.50	1,186,802	0.97
1,001 – 5,000	605	12.39	1,183,087	0.97
5,001 – 10,000	79	1.62	524,338	0.43
10,001 – 50,000	154	3.15	3,541,864	2.89
50,001 – 100,000	32	0.66	2,233,823	1.82
100,001 upwards	131	2.68	113,770,461	92.92
	4,884	**100.00**	**122,440,375**	**100.00**
Holders				
Individuals	3,629	74.30	7,101,094	5.80
Insurance Companies	1	0.02	875	0.00
Pension funds	18	0.37	73,289	0.06
Nominee and other Companies	1,212	24.82	109,315,812	89.28
Other	24	0.49	5,949,305	4.86
	4,884	**100.00**	**122,440,375**	**100.00**

Dividend Re-investment Plan

A scheme which allows you to use your dividend to buy further shares in Fiberweb plc.

Capita IRG Trustees Limited are offering shareholders in Fiberweb plc the opportunity to participate in a Dividend Re-investment Plan (DRIP).

What is a Dividend Re-investment Plan (DRIP)

This is a plan that allows private shareholders to reinvest cash dividends from their investments cheaply and easily back into Fiberweb plc shares and so obtain the benefits of compounding.

How is the plan managed?

The plan is managed by administrator, Capita IRG Trustees Limited (CIRGT). They are authorised and regulated by the Financial Services Authority.

On the dividend date, shareholders who join the plan are still paid the cash dividend, but CIRGT then uses the cash to buy shares in Fiberweb on behalf of the shareholder. Please note that CIRGT may not offer a DRIP for every dividend paid. If a DRIP is not made available, the shareholder will receive the cash dividend.

What are the benefits to shareholders?

- You can increase your shareholding over the long term at lower dealing commission rates that are generally available through retail brokers;
- Compounding effect of increasing shareholding and dividend payments;
- Offers the protection of a regulated service;
- An alternative for overseas shareholders in qualifying countries who may have difficulty cashing sterling dividend cheques due to high bank charges.

What price will the shares be bought at?

CIRGT instructs its broker to buy shares on the dividend payment at the current market price. Deals are aggregated for all Shareholders. Shareholders will not be aware of the share price when they sign up for the DRIP.

What happens to any cash dividend left over?

Any cash dividend left over which is insufficient to purchase a whole share will be carried forward and held, without interest, in a Client Money bank account.

How much does the Plan cost?

The DRIP commission charged to the Shareholders is one per cent of the purchase price of the shares, with a minimum charge of £2.50. Full details of all costs will be sent to you by CIRGT.

How do Shareholders apply?

Enclosed with this annual report is a reply paid post card which you should complete and return to Capita Registrars to enable them to send you further information together with a Form of Election. Alternatively you can contact the Registrars by telephone on 0870 162 3181 (if calling from overseas +44 (0) 208 639 3402) or e mail shares@capitaregisrars.com to request documentation. Please note that to participate in the Plan in respect of the 2006 final dividend payable on 29 May 2007, you must return your Form of Election to Capita Registrars by 27 April 2007. Forms of Election received after this date will be registered, but will not take effect until the next dividend payable.

Share Dealing Services

A quick and easy share dealing service is available to either buy or sell Fiberweb plc shares. An on-line and telephone dealing facility is available providing shareholders with an easy to access and simple to use service.

For further information on this service, or to buy and sell shares, please contact www.capitadeal.com (on-line dealing) or 0870 458 4577 (telephone dealing).

Key Dates

Financial Calendar

Dividend and interest payments:

Final 2006	29 May 2007
Interim 2007	November 2007

Announcement of Group Results

Half year results	August 2007

Share price information

The price of the Company's shares is available from the Investor Relations section of the website at www.fiberweb.com and also published in the Financial Times newspaper.

Registered office

1 Victoria Villas, Richmond on Thames, London TW9 2GW.

Company number: 05683352

Company Registrar

Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA.

Telephone: 0870 162 3131
Email: shareholder.services@capitaregistrars.com
Web site: www.capitaregisrars.com

Please contact the registrars directly if you wish to advise a change of name, address, or dividend mandate. Alternatively, you can view up to date information and manage your shareholding through our Registrars' Share Portal where you will be able to access and maintain your holding at your own convenience. You will require your unique investor code, which can be found on your share certificate or dividend tax voucher. The URL for the portal is www.capitashareportal.com.

Designed and produced by Weber Shandwick Financial
Printed by Park Communications, London
Location photography at Fiberweb plc plants by Lawrence White

www.fiberweb.com

Fiberweb



ANNEX A

FIBERWEB PLC
28 June 2007

FIBERWEB PLC

Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

28 June 2007	Notification of Major Interest
22 June 2007	Notification of Major Interest
14 June 2007	Notification of Major Interest
12 June 2007	Notification of Major Interest
12 June 2007	Notification of Major Interest
8 June 2007	Directors Shareholding
8 June 2007	Notification of Major Interests
7 June 2007	Director/PDMR Interests
5 June 2007	Directors Shareholding
1 June 2007	Notification of Major Interests
25 May 2007	Disposal
23 May 2007	Notification of Major Interests
17 May 2007	Director/PDMR Interests
2 May 2007	AGM Statement
1 May 2007	Notification of Major Interests

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com

and on the Fiberweb plc website at www.fiberweb.com

1. **Documents filed with Companies House/U.S. Securities and Exchange Commission**

Date	Document Type	Description
16.5.07	Report and Accounts for Fiberweb plc	
16.5.07	Reslolution	DISAPP PRE-EMPT RIGHTS 02/05/07 AUTH ALLOT OF SECURITY 02/05/07

Date	Document Type	Description

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

Regulatory Announcement

Go to market news section

RECEIVED
2007 JUL -3 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:32 28-Jun-07
Number	2022Z

RNS Number:2022Z
Fiberweb Plc
28 June 2007

Financial Services Authority

TR-1 i : NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached : Fiberweb Plc ii

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

Full name of person(s) subject to the notification obligation : 3. iii Barclays PLC

4. Full name of shareholder(s) (if different from 3.)

Barclays Capital Inc

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Investment Management Ltd

5. Date of the transaction and date on which the threshold is crossed or reached : 26 June 2007

6. Date on which issuer notified: 27 June 2007

7. Threshold(s) that is/are crossed or reached: 5% to 4%

8. Notified details:

A. Voting Rights attached to shares

Class/type of shares	Situation triggering the transaction Shares	Voting Rights
GB00B1FMH067	6,210,594	6,210,594

Resulting situation after the triggering transaction

No of shares	No of Voting Rights		% of Voting Rights	
	Direct	Indirect	Direct	Indirect
5,918,027	0	5,918,027	0	4.83%

B. Financial Instruments

Total A + B

Number of Voting rights	% Voting rights
5,918,027	4.83

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors
Ltd Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10 Name of the proxy holder:

11 Number of voting rights proxy holder will cease to hold:

12 Date on which proxy holder will cease to hold voting rights:

13.Additional Information

14. Contact name: Geoff Smith

15. Contact telephone number 020 7116 2913

END

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:20 22-Jun-07
Number	8433Y

RNS Number:8433Y
Fiberweb Plc
22 June 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Fiberweb Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.): Legal & General Assurance (Pensions Management) L

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 20/06/07

6. Date on which issuer notified: 21/06/07

7. Threshold(s) that is/are crossed or reached: From 4% - 3%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if	Situation previous to the Triggering transaction	Resulting situation after the triggering transaction

possible using the ISIN CODE

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Ind
Ord 0.05	4,983,781	4,983,781	4,716,283	4m716,283		3.85	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,716,283	3.85

9. Chain of controlled undertakings through which the voting rights and/or the fi: instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (4,716,283- 3.85% = LGAS, LGPL &

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (4,142,634- 3.38 % = PMC)
Legal & General Assurance (Pensions Management) Limited (PMC) (4,142,634- 3.38 % = PMC)

Legal & General Insurance Holding (Direct) (LGIH)
Legal & General Assurance Society (LGAS & LGPL)
Legal & General Pensions Limited (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional Notification using the total voting rights figure of 122,440,375 information:

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 7528 6742

END

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:12 14-Jun-07
Number	3412Y

RNS Number:3412Y
Fiberweb Plc
14 June 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):____

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.,

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 11 JUNE 2007

6. Date on which issuer notified: 13 JUNE 2007

7. Threshold(s) that is/are crossed or reached: 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	In

GB00B1FMH067	14,646,239	11.96%	12,450,234	2,300,207	10.17%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,750,441	12.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").T

The interest in 2,300,207 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,235,892 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

END

Regulatory Announcement



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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:10 12-Jun-07
Number	2371Y

RNS Number:2371Y
Fiberweb Plc
12 June 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are

An event changing the breakdown of voting rights

Other (please specify):____
-

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.,

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 08 JUNE 2007

6. Date on which issuer notified: 12 JUNE 2007

7. Threshold(s) that is/are crossed or reached: 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	In

GB00B1FMH067	14,922,670	12.19%	12,346,032	2,300,207	10.08%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,646,239	11.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 2,300,207 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,131,690 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com
14. Contact name: Joanne Wall / Sean Rogers
15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

This information is provided by RNS
The company news service from the London Stock Exchange

END

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025504 5

Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:22 12-Jun-07
Number	1969Y

RNS Number:1969Y
Fiberweb Plc
12 June 2007

Schroder Plc
31 Gresham Street, London EC2V 7QA
Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Fiberweb Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
-

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Schroders plc

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 08/06/07

6. Date on which issuer notified: 11/06/07
-
7. Threshold(s) that is/are crossed or reached: 13% - 12%

8: Notified Details
A: Voting rights attached to share

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggeri transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights Direct	Indirect	Percentage voting rig Direct	Ind

Ordinary GB00B1FMH067	14,713,087	14,713,087	N/A	N/A	15,913,121	N/A	12

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
15,913,121	12.997%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 15,755,318 12.87%

Schroder &Co Limited 121,578 0.10%

Schroders (CI) Limited 36,225 0.03%

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14 Contact name: Andrea Rowe

15. Contact telephone name: 020 7658 2521

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	Schroder Plc
Contact address (registered office for legal entities)	31 Gresham Street London EC2V 7QA
Phone number & email	020 7658 2521
Other useful information (at least legal representative for legal persons)	Andrea Rowe

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information
(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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8255043

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	13:45 08-Jun-07
Number	0575Y

RNS Number:0575Y
Fiberweb Plc
08 June 2007

8 June 2007

FIBERWEB PLC (the "Company")

DIRECTOR'S SHAREHOLDINGS

The Company has today received notification that Daniel Dayan, a director of the Company, acquired 15,000 ordinary 5p shares of the Company at £1.5775 per share on 8 June 2007.

The registered shareholder is The Willow Bend Pension Scheme.

Mr Dayan's total beneficial holding following this notification is 93,961 ordinary shares.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:33 08-Jun-07
Number	0337Y

RNS Number:0337Y
Fiberweb Plc
08 June 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): ______________________

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 05 JUNE 2007

6. Date on which issuer notified: 07 JUNE 2007

7. Threshold(s) that is/are crossed or reached: 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1FMH067	14,607,790	11.93%		12,632,463	2,290,207	10.32%	1.87%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,922,670	12.19%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 2,290,207 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,418,121 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com
14. Contact name: Joanne Wall / Sean Rogers
15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	12:20 05-Jun-07
Number	7956X

RNS Number:7956X
Fiberweb Plc
05 June 2007

5 June 2007

FIBERWEB PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company has today received notification that Brian Taylorson, a director of the Company, acquired 6,000 ordinary 5p shares of the Company at £1.665 per share on 5 June 2007.

Mr Taylorson's total beneficial holding following this notification is 6,000 ordinary shares.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

This information is provided by RNS
The company news service from the London Stock Exchange

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8235043

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Disposal
Released	16:11 25-May-07
Number	2862X

RNS Number:2862X
Fiberweb Plc
25 May 2007

25 May 2007

FIBERWEB plc
('Fiberweb' or the 'Group')

Fiberweb completes sale of Hygiene Wipes business for
Euro 65 million (£44.2 million)

Fiberweb plc announces it has completed as planned the sale of its hygiene wipes business to Ahlstrom, the Finnish global manufacturer of speciality papers and nonwoven products for a total cash consideration of Euro 65 million (£44.2 million). The divestment was announced in March 2007 and includes operations in US, Spain and Italy manufacturing wipes for baby care, personal care and household applications. The business had 2006 revenues of around £83 million per annum and employed approximately 400 people.

- Ends -

Contacts

Fiberweb plc 0208 439 8594
Daniel Dayan, Chief Executive
Simon Bowles, Chief Financial Officer

Weber Shandwick Financial 0207 067 0700
Ian Bailey / Nick Dibden / James White

Notes to Editors:

Fiberweb plc is one of the largest groups by sales operating globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products.

Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap, roof-lining and geotextiles), filtration media for water and air applications and fabric softener sheets.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:57 23-May-07
Number	1176X

RNS Number:1176X
Fiberweb Plc
23 May 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Barclays Capital Inc

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

21 May 07

6. Date on which issuer notified:

22 May 07

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	7,222,417	7,222,417

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067	7,309,557	0	7,309,557	0.00	5.97

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
7,309,557	5.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Capital Inc

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Geoff Smith

15. Contact telephone number:

020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:21 17-May-07
Number	7781W

RNS Number:7781W
Fiberweb Plc
17 May 2007

17 May 2007

FIBERWEB PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

The Company hereby notifies that it acquired and transferred 13,008 ordinary 5p shares of the Company to Malcolm Coster on 17 May 2007, the sixth-month anniversa of his date of appointment. The shares were acquired at the price of £1.81 per share.

The acquisition and transfer of ordinary shares is in accordance with the terms of Mr Coster's appointment under which he acquired 132,285 ordinary shares of the Company (the "Investment Shares") on 11 December 2006 and the Company agreed to transfer to him one-sixth of the Investment Shares, at each six-month anniversary of his date of appointment until November 2009.

The number of shares transferred to Mr Coster on 17 May 2007 is equal to one-sixt of the Investment Shares less the number of shares equivalent to the tax liabilit due.

Mr Coster's total beneficial holding in the ordinary 5p shares of the Company following this notification is 145,293.

This notification is made pursuant to the Disclosure and Transparency Rule 3.1.4(R)(1)a and 3.1.4(R)(1)b.

Person Responsible for making this notification:

Lucille Dolor
Company Secretary
Telephone number: 0208 439 8590

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Result of AGM
Released	12:37 02-May-07
Number	9644V

Fiberweb plc

Fiberweb plc announces that all resolutions proposed at its Annual General Meeting held earlier today were duly passed on a show of hands including the resolution authorising the Company to make market purchases of up to 10 per cent of its issued ordinary share capital.

Two copies of the resolutions relating to the special business of the Meeting have been submitted to the UK Listing Authority and will shortly be available for inspection in the UK Listing authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonade
Canary Wharf
London
E14 5HS
Tel: 020 7676 1000

Details of the proxy voting instructions, lodged prior to the meeting are set out below:

RESOLUTION		FOR	%	DISCRETION	%	AGAINST	%	WITHH
1	To receive and adopt the 2006 Report and Accounts	80,988,838	99.88	35,314	0.04	60,292	0.07	32,
2	To approve the 2006 Remuneration Report	74,211,770	91.49	34,596	0.04	6,864,856	8.46	5,
3	To declare the final dividend for 2006	81,033,734	99.90	35,614	0.04	46,793	0.06	
4	To elect Mr Bowles as a director of the Company	79,340,729	99.72	38,702	0.05	183,418	0.23	1,553,
5	To elect Mr Coster as a director of the Company	81,074,055	99.95	38,375	0.05	3,112	0.00	1,
6	To elect Mr Dayan as a director of the Company	79,153,775	99.48	38,805	0.05	373,498	0.47	1,550,
7	To elect Mr Hickman as a director of the Company	81,062,410	99.93	39,671	0.05	13,461	0.02	1,
8	To elect Mr Stillwell as a director of the Company	81,067,154	99.94	37,651	0.05	10,737	0.01	1,
9	To elect Mr Taylorson as a director of the Company	81,063,812	99.94	40,658	0.05	11,072	0.01	1,
10	To re-appoint Deloitte & Touche LLP as the auditors	81,016,246	99.88	36,138	0.04	63,771	0.08	
11	To authorise the directors to determine the auditors' remuneration	81,014,969	99.88	37,512	0.05	61,646	0.08	2,
12	To grant the directors authority to allot relevant securities	80,983,229	99.84	37,767	0.05	90,470	0.11	5,
13	To approve the disapplication of pre-emption rights	81,061,731	99.94	38,756	0.05	12,817	0.02	3,
	To authorise the Company to make market purchases of	81,073,390		37,189	0.05	5,390		

14	ordinary shares		99.95				0.01	
15	To approve the use of website communication with shareholders	81,043,812	99.93	41,808	0.05	12,771	0.02	18,

An abstention is not a vote in law and is not counted in the calculation of proportion of votes "For" or "Against" a resolution.

The total shares in issue at 30 April 2007 were 122,440,375, of these 81,116,844 including abstentions (66.25%) were voted.

Total number of ordinary shareholders	4,379
Total number of proxy instructions lodged	624
Percentage of ordinary shareholders who lodged proxies	14.25%

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:21 01-May-07
Number	8687V

RNS Number:8687V
Fiberweb Plc
01 May 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.,

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 26 APRIL 2007

6. Date on which issuer notified: 30 APRIL 2007

7. Threshold(s) that is/are crossed or reached: 12%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights ix	% of voting rights

		viii	Direct Direct x	Indirect xi	Direct	In
GB00B1FMH067	13,602,540	11.11%	13,473,619	1,228,404	11.00%	

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,702,023	12.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 2,214,342 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 1,228,404 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 11,259,277 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

END

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Company Number 5683352

RESOLUTIONS OF

FIBERWEB PLC

IN ACCORDANCE WITH SECTIONS 378 & 380 OF THE COMPANIES ACT 1985

At the Annual General Meeting of Fiberweb plc, (the "Company") duly convened and held at Baker & McKenzie LLP, 100 New Bridge Street, London, EC4V 6JA on Wednesday 2 May 2007 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £2,038,622 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to the authority granted by the resolution above or as sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:

(a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of ordinary shares and such other securities of the Company as the director may determine on the register on a fixed record date (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws or the requirements of any recognised regulatory body or stock exchange of any territory; and

(b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £306,100.

The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.



As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on The London Stock Exchange of ordinary shares of 5 pence each in the capital of the Company ("ordinary shares") provided that:

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 12,244,038 ordinary shares in the capital of the Company (representing approximately 10 per cent of the present issued ordinary share capital of the Company);

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is 5 pence;

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to the higher of 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is purchased and the amount stipulated by Article 5 (10 of the Buy-back and Stabilisation Regulations 2003;

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2008, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:
 (i) be cancelled immediately upon completion of the purchase; or
 (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As a Special Resolution

THAT the Company may

(a) send or supply any document or information that is required or authorised to be sent or supplied to a member by the Company by a provision of the Companies Act (as defined in section 2 of the Companies Act 2006 (the "Act")), or pursuant to the Company's Articles of Association or any other rules or regulations to which the Company may be subject, by making it available on a website, and the provisions of Schedule 5 of the Act shall apply whether or not any document or information is required or authorised to be sent by the Act; and

(b) use electronic means (within the meaning of the Disclosure Rules and Transparency Sourcebook published by the Financial Services Authority) to convey information to members.

BY ORDER OF THE BOARD

L DOLOR
COMPANY SECRETARY

END

Fiberweb plc,
Registered in England & Wales,
Registered Office: 1 Victoria Villas, Richmond on Thames, London, TW9 2GW
No. 5683352
Fiberweb is a registered trade mark in a number of countries